Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SWORD PURCHASER, LLC,

SWORD MERGER SUB, INC.

AND

SEALED AIR CORPORATION

NOVEMBER 16, 2025

i

ii

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 16, 2025, is entered into by and among Sealed Air Corporation, a Delaware corporation (the “Company”), Sword Purchaser, LLC, a Delaware limited liability company (“Parent”), and Sword Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of Merger Sub and the board of directors of the Company (the “Company Board”) have approved and declared advisable and in the best interests of each corporation and its respective stockholders, and the board of managers of Parent has approved and declared advisable and in the best interests of its members, this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company, with the Company as the surviving corporation (the “Merger”), as more fully provided in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, Parent, as the sole stockholder of Merger Sub, has duly executed and delivered to Merger Sub and the Company a written consent to be effective by its terms immediately following execution of this Agreement, adopting this Agreement and the transactions contemplated hereby, including the Merger, pursuant to the DGCL;

WHEREAS, the Company Board has unanimously resolved to recommend that the Company’s stockholders approve the adoption of this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Clayton, Dubilier & Rice Fund XII, L.P. (“Guarantor”) has delivered to the Company (i) a guaranty (the “Guaranty”), pursuant to which Guarantor has agreed to guarantee certain of the obligations of Parent and Merger Sub hereunder on the terms set forth therein, and (ii) the Equity Commitment Letter (as defined below) pursuant to which Guarantor has agreed to provide to Parent on the Closing Date the Equity Financing (as defined below) on the terms set forth therein; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01 Definitions.

(a) As used in this Agreement, the following terms have the following meanings:

“2026 Indenture” means the Indenture, dated as of September 29, 2021, among the Company, the subsidiary guarantors thereto and U.S. Bank National Association, as trustee, registrar, paying agent and collateral agent, relating to the Company’s $600 million aggregate principal amount of 1.573% Senior Notes due 2026 (“2026 Notes”) (as amended, supplemented or otherwise modified from time to time).

“2027 Indenture” means the Indenture, dated as of November 26, 2019, among the Company, the subsidiary guarantors thereto, and U.S. Bank National Association, as trustee, registrar and paying agent, relating to the Company’s $425 million aggregate principal amount of 4.000% Senior Notes due 2027 (“2027 Notes”) (as amended, supplemented or otherwise modified from time to time).

“2028 Indenture” means the Indenture, dated as of January 31, 2023, by and among the Company, Sealed Air Corporation (US), the subsidiary guarantors thereto and U.S. Bank Trust Company, National Association, as trustee, registrar and paying agent, relating to the Company’s $775 million aggregate principal amount of 6.125% Senior Notes due 2028 (“2028 Notes”) (as amended, supplemented or otherwise modified from time to time).

“2029 Indenture” means the Indenture, dated as of April 19, 2022, among the Company, the subsidiary guarantors thereto, and U.S. Bank Trust Company, National Association, as trustee, registrar and paying agent, relating to the Company’s $425 million aggregate principal amount of 5.000% Senior Notes due 2029 (“2029 Notes”) (as amended, supplemented or otherwise modified from time to time).

“2031 Indenture” means the Indenture, dated as of November 20, 2023, among the Company, Sealed Air Corporation (US), the subsidiary guarantors thereto and Truist Bank, as trustee, registrar and paying agent, relating to the Company’s $425 million aggregate principal amount of 7.250% Senior Notes due 2031 (“2031 Notes”) (as amended, supplemented or otherwise modified from time to time).

“2032 Indenture” means the Indenture, dated as of June 28, 2024, among the Company, the Co-Issuer, and U.S. Bank Trust Company, National Association, as trustee, registrar and paying agent, relating to the Company’s $400 million aggregate principal amount of 6.500% Senior Notes due 2032 (“2032 Notes”) (as amended, supplemented or otherwise modified from time to time).

“2033 Indenture” means the Indenture, dated as of July 1, 2003, between the Company and SunTrust Bank, as trustee, relating to the Company’s $450 million aggregate principal amount of 6.875% Senior Notes due 2033 (“2033 Notes”) (as amended, supplemented or otherwise modified from time to time).

“Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect prior to the date hereof; or (ii) executed, delivered and effective on or after the date hereof, in either case containing provisions that (x) require any counterparty thereto (and any of its Affiliates and Representatives named therein) that receives non-public information of or with respect to the Acquired Companies to keep such information confidential (subject to customary exceptions) and that does not prohibit the Company from complying with its obligations to provide disclosure to Parent pursuant to Section 6.02, and (y) are not less favorable to the Company in any material respect than the terms of the Confidentiality Agreement, other than with respect to standstill and similar provisions.

“Acquired Companies” means, collectively, the Company and each of its Subsidiaries.

“Acquisition Proposal” means, other than the Transactions or any other proposal or offer from Parent or any of its Subsidiaries or Affiliates, any proposal or offer from a Third Party or Group relating to (i) any acquisition or purchase, in a single transaction or series of related transactions, of (A) more than twenty percent (20%) of the assets of the Acquired Companies, taken as a whole, or (B) more than twenty percent (20%) of the combined voting power or equity of the Company; (ii) any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning more than twenty percent (20%) of the combined voting power or equity of the Company; or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, share exchange or other transaction involving the Company or any of its Subsidiaries in which a Third Party or its shareholders, if consummated, would hold more than twenty percent (20%) of the combined voting power or equity of the Company or the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing. Notwithstanding the foregoing, except for purposes of the definition of “Third Party”, Section 8.03(e) and Section 9.13, no portfolio company (as such term is commonly understood in the private equity industry) or investment of CD&R or of any investment fund or investment vehicle affiliated with or managed or advised by CD&R shall be an “Affiliate” of Parent or Merger Sub.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated, unitary or similar group under state, local or non-U.S. law).

“Anti-Corruption Laws” means all Applicable Laws relating to the prevention of corruption, bribery and money laundering, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any successor statute, rules or regulations thereto, the United Kingdom Bribery Act 2010, and any other anti-bribery or anti-corruption Law of any jurisdiction applicable to the Company or its Subsidiaries.

“Antitrust or FDI Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust, competition, merger or Foreign Investment Law authorities of any other jurisdiction (whether U.S., foreign or multinational).

“Applicable Law” means, with respect to any Person, any Law or Governmental Order that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York is closed. For the avoidance of doubt, each of December 26, 2025, December 29, 2025, December 30, 2025 and December 31, 2025 are Business Days.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor statute, rules or regulations thereto.

“Commitment Letters” means the Debt Commitment Letter and the Equity Commitment Letter.

“Company Balance Sheet” means the consolidated audited balance sheet of the Company as of September 30, 2025 and the notes thereto, as contained in the Company SEC Documents.

“Company Balance Sheet Date” means September 30, 2025.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the common stock, par value $0.10 per share, of the Company.

“Company Compensatory Award” means each Company DSU, Company RSU Award, and Company PSU Award.

“Company Credit Agreement” means that certain Fifth Amended and Restated Syndicated Facility Agreement, dated as of October 31, 2025, by and among the Company, as Borrower Representative (as defined therein), the other Borrowers (as defined therein) from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as agent for and on behalf of the other lenders and issuing banks party thereto.

“Company DSU” means a deferred stock unit award in respect of Company Common Stock granted to non-employee directors under the Company Stock Plan pursuant to the Sealed Air Deferred Compensation Plan for Directors.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Merger Sub in connection with the execution of this Agreement.

“Company IP” means all Intellectual Property Rights owned by any Acquired Company.

“Company IT Assets” means information technology assets, systems, and networks, including (a) Software, (b) electronic data processing, record keeping, communications, telecommunications, and co-location lines and equipment, (c) websites, interfaces, platforms, servers, circuits, and peripherals, in each case that are owned or controlled by, or leased or licensed to, any of the Acquired Companies.

“Company Material Adverse Effect” means any effect, change, fact, development, occurrence or event (each, an “Effect”) that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, assets, operations or financial condition of the Acquired Companies, taken as a whole; provided, however, that in no event would any of the following (alone or in combination), be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be a “Company Material Adverse Effect” (subject to the limitations set forth below):

(a) any change in Applicable Law, GAAP or any applicable accounting standards or any change in the official interpretation thereof;

(b) general economic, political or business conditions or changes therein, or acts of terrorism, epidemics or pandemics, disease outbreaks or changes in geopolitical conditions (including commencement, continuation or escalation of war, armed hostilities or national or international calamity) or any escalation or worsening of the foregoing (including any response of any Governmental Authority, including requirements for business closures or “sheltering-in-place”);

(c) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks and other force majeure events, or other acts of God;

(d) the imposition of, or changes in, any tariffs, sanctions or similar Applicable Law or Governmental Order;

(e) financial and capital markets conditions, including interest rates and currency exchange rates, and any changes therein;

(f) any change generally affecting the industries in which the Acquired Companies operate;

(g) the announcement of this Agreement or the consummation of the Transactions (including (i) the initiation of litigation by any holder of shares of the Company with respect to this Agreement or the Transactions or (ii) any termination or loss of, reduction in or similar negative impact on relationships, contractual or otherwise, with any actual or potential customers, suppliers, distributors, partners or employees of the Acquired Companies, in each case, due to the identity of the parties to this Agreement or any communication by Parent regarding the plans or intentions of Parent with respect to the conduct of the business of the Acquired Companies); provided that this clause (g) shall not apply with respect to any representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement;

(h) the taking of any action or the omission of any action expressly required by this Agreement or at the express written request of Parent (other than any covenant to operate in the ordinary course set forth in Section 6.01 and the condition in Section 7.02(b) to the extent relating thereto);

(i) any change in the price or trading volume of the Company’s securities or other financial instruments, in and of itself (it being understood that the underlying causes of such change, to the extent not otherwise excluded by other clauses of this definition, may be taken into account in determining the occurrence of a Company Material Adverse Effect); or

(j) any failure of the Acquired Companies to meet any internal or published projections, estimates or forecasts (it being understood that the underlying causes of such failure, to the extent not otherwise excluded by other clauses of this definition, may be taken into account in determining the occurrence of a Company Material Adverse Effect);

provided, further, that in the case of the foregoing clauses (a), (b), (c), (d), (e), and (f), to the extent that such matters disproportionately adversely impact the Acquired Companies (taken as a whole) relative to other businesses operating in the industries in which the Acquired Companies operate, such Effect may be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be likely to occur.

“Company Preferred Stock” means the preferred stock, $0.10 par value per share, of the Company.

“Company PSU Award” means any award of restricted stock units with respect to shares of Company Common Stock subject to performance-based vesting or forfeiture conditions granted under the Company Stock Plan.

“Company RSU Award” means an award of restricted stock units, with respect to shares of Company Common Stock that are subject to vesting or forfeiture (excluding the Company PSU Awards) granted under the Company Stock Plan.

“Company Stock Plan” means the Company’s 2014 Omnibus Incentive Plan, as amended and restated effective May 17, 2018 and May 18, 2021, as further amended effective May 23, 2024.

“Company Termination Fee” means an amount in cash equal to $205,108,189; provided, however, that if any termination of this Agreement is effected pursuant to Section 8.01(h) and an Alternative Acquisition Agreement is entered into with a Third Party prior to the No-Shop Period Start Date (or with an Excluded Party prior to the Cut-Off Time), the Company Termination Fee means an amount in cash equal to $94,665,318.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of August 22, 2025, by and between CD&R and the Company, as amended pursuant to that certain Addendum to Confidentiality Agreement, dated as of October 31, 2025.

“Continuing Employees” means all employees of the Company or any of its Subsidiaries as of immediately prior to the Closing who, immediately after the Closing, continue their employment with the Surviving Corporation or any of its Subsidiaries or Affiliates.

“Contract” means any legally binding contract, agreement, subcontract, lease, sublease, note, mortgage, bond or indenture.

“Cut-Off Time” means, with respect to each Excluded Party, the earlier of (a) 11:59 p.m. (Eastern Time) on December 31, 2025 (as may be extended pursuant to Section 6.02(e)) and (b) the time that such Excluded Party ceases to be an Excluded Party in accordance with the definition thereof.

“Debt Commitment Letter” means the debt commitment letters, dated as of the date hereof, between Parent, the lenders party thereto (collectively, the “Lenders”) and the arrangers party thereto (including all exhibits, annexes, schedules and term sheets attached thereto or contemplated thereby), as the same may be amended, restated, amended and restated, supplemented, modified or replaced in compliance with this Agreement, pursuant to which the Lenders party thereto have agreed, subject only to the terms and conditions set forth therein, to provide or cause to be provided the debt financing set forth therein.

“Debt Fee Letter” means that certain fee letter related to the Debt Commitment Letter.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter (including any “market flex” terms in the Debt Fee Letter).

“Debt Financing Documents” means the agreements, letters, documents and certificates contemplated by or in connection with the Debt Financing.

“Disclosure Letter” means the Company Disclosure Letter or the Parent Disclosure Letter, as applicable.

“Dividend Suspension Condition” means that either (i) there shall have been a breach of any covenant or agreement on the part of the Company set forth in this Agreement or (ii) there shall be or have been any inaccuracy in any representation or warranty of the Company set forth in Article IV, in each case of clauses (i) and (ii), such that any of the conditions set forth in Section 7.02(a), Section 7.02(b) or Section 7.02(c) would not be satisfied.

“Environmental Laws” means any and all foreign, U.S. federal, state or local Laws relating to pollution, public or worker health or safety, or the protection of the environment, including those relating to the treatment, storage, disposal or release of, or exposure to, Hazardous Substances.

“Equity Financing” means the equity financing to be provided pursuant to the Equity Commitment Letter.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Excluded Information” means (i) any description of post-Closing capital structure, including descriptions of indebtedness or equity of Parent or any of its Affiliates (including the Company and its Subsidiaries on or after the Closing Date), other than with respect to any Indebtedness of the Company and its Subsidiaries that is anticipated to remain outstanding following the Closing, (ii) any description of the Debt Financing (including any such descriptions to be included in liquidity and capital resources disclosure and any “description of notes”), (iii) any information that would customarily be provided by an underwriter or initial purchaser in a customary offering memorandum for private placements of non-convertible high-yield bonds under Rule 144A promulgated under the Securities Act, (iv) any information regarding any post-Closing or pro forma cost savings, synergies or other pro forma adjustments, pro forma information (other than pro forma information relating to periods prior to Closing, not relating to the transactions contemplated by this Agreement, and not otherwise required to be disclosed by the Company in connection with its public reporting) or projected information, (v) risk factors relating to all or any component of the Debt Financing, (vi) financial statements or information required by Rules 3-05 (with respect to, and only with respect to, the transactions contemplated by this Agreement), 3-09, 3-10 or 3-16 of Regulation S-X, Compensation Discussion and Analysis required by Regulation S-K Items 402 and 601, (vii) “segment” financial information and disclosure, including, without limitation, any required by Regulation S-K Item 101(b) and FASB Accounting Standards Codification Topic 280 and (viii) any financial information with respect to the Company and its Subsidiaries on a non-consolidated basis.

“Excluded Party” means any Person or Group (a) from whom the Company or any of its Subsidiaries or Representatives has received, after the execution of this Agreement and prior to the No-Shop Period Start Date, a written offer or proposal that constitutes a bona fide Acquisition Proposal (even if such Acquisition Proposal is later amended) and (b) whose Acquisition Proposal the Company Board determines prior to the No-Shop Period Start Date, in good faith, after consultation with its financial and outside legal advisors, constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined herein without regard to whether or by whom it was solicited); provided, however, that a Person or Group shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Person or Group) if (i) such Acquisition Proposal is withdrawn by such Person or Group or (ii) such Acquisition Proposal, in the good faith determination of the Company Board, after consultation with its financial and outside legal advisors, no longer is, or would no longer be reasonably expected to lead to, a Superior Proposal.

“Existing Indentures” means, collectively, the 2026 Indenture, the 2027 Indenture, the 2028 Indenture, the 2029 Indenture, the 2031 Indenture, the 2032 Indenture and the 2033 Indenture.

“Financing” means the Debt Financing and the Equity Financing.

“Financing Failure Event” means the occurrence of, for any reason, all or any portion of the Debt Financing becoming unavailable on the terms and conditions set forth in the Debt Commitment Letter and the Debt Fee Letter (including any “market flex” provisions that are contained in the Debt Fee Letter) (other than as a result of the Company’s breach of any provision of this Agreement, or failure to satisfy the conditions set forth in Section 7.01 or Section 7.02).

“Financing Related Persons” means (i) the Financing Sources, (ii) any Affiliates of the Financing Sources and (iii) the respective stockholders, partners, members, controlling persons and Representatives of each Person identified in clauses (i) and (ii) of this definition and (iv) the permitted successors and assigns of each of the Persons described in the foregoing clauses (i), (ii) and (iii) of this definition.

“Financing Sources” means each Person (including the Lenders, agents arrangers, bookrunners, managers, co-agents, financial institutions, institutional investors, underwriters, commitment parties or similar debt financing sources) that has committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, any high-yield bonds being issued as part of or in lieu of any portion of the Debt Financing, in connection with the transactions contemplated hereby pursuant to the Debt Commitment Letter, and the parties to any joinder agreements, indentures, credit agreement or any other definitive documentation entered pursuant thereto or relating thereto, together with their respective Affiliates and their and their respective Affiliates’ former, current and future officers, directors, employees, partners, trustees, shareholders, controlling Persons, agents and representatives of the foregoing and their respective successors and assigns.

“Foreign Investment Laws” means any state, national or multi-jurisdictional Applicable Laws that are designed or intended to prohibit, restrict or regulate actions or transactions by foreigners to acquire interests in or control over domestic equities, securities, entities, assets, land or interests.

“GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, national, state, provincial, municipal, local, foreign or supranational government, governmental authority, regulatory, tax or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, public or private arbitrator or arbitral body, court or tribunal or any self-regulatory organization (including NYSE).

“Governmental Order” means any order, judgment, injunction, decree, writ, ruling, stipulation, determination, directive, or award, in each case, entered by or with any Governmental Authority.

“Group” has the meaning given to such term under Section 13 of the Exchange Act.

“Hazardous Substance” means (i) any material, substance, or waste regulated by, or for which liability or standard of conduct are imposed, pursuant to Environmental Laws, and (ii) petroleum and petroleum by-products, asbestos, polychlorinated biphenyls, and per- and polyfluoroalkyl substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Indebtedness” means any (a) obligations relating to indebtedness for borrowed money, (b) obligations evidenced by bonds, notes, debentures or similar instruments, (c) the principal or face amount of banker’s acceptances, surety bonds, performance bonds or letters of credit (in each case only to the extent drawn), (d) obligations under any existing interest rate, commodity or other swap, hedge or financial derivative agreement, and (e) guarantees of obligations of the types referred to in the preceding clauses (a) through (d).

“Intellectual Property Rights” means all of the following and all rights therein or thereto, (i) patents, patent applications, and all related continuations, divisions, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, trade names, service marks, trade dress, domain names, social media accounts and handles, and other indicia of origin, and all goodwill associated therewith, (iii) copyrights, (iv) Trade Secrets, (v) Software, and (vi) all registrations and applications of any of the foregoing.

“Intervening Event” means any Effect that, (i) individually or in the aggregate, is material to the Acquired Companies, taken as a whole, and is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to or by the Company Board as of the date of this Agreement, (ii) which Effect (or the magnitude of which) becomes known to or by the Company Board prior to adoption of this Agreement by the Required Company Stockholder Approval, and (iii) does not involve or relate to (A) an Acquisition Proposal, (B) any change, in and of itself, in the price or trading volume of the shares of Company Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition), or (B) the fact, in and of itself, that the Company exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition).

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, (i) with respect to the Company the actual knowledge of each of Dustin Semach, Kristen Actis-Grande, Roni Johnson, Stefanie Holland, Joseph Lambert, Bryon Racki and Patrick Carr and (ii) with respect to Parent and Merger Sub, the actual knowledge of each of Robert Volpe and Jared Davis.

“Law” means any and all domestic (federal, state or local) or foreign laws (including common law), statutes, codes, rules, ordinances, acts, Governmental Orders or regulations promulgated or applied by any Governmental Authority.

“Leased Real Property” means real property leased or subleased by an Acquired Company and which provides for annual rent payments in excess of $500,000.

“Lender Protective Provisions” means Section 8.03(e), Section 9.04, Section 9.06(a), Section 9.07, Section 9.08, Section 9.09 and Section 9.13(b) of this Agreement.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, license, security interest or other lien or restriction of any kind.

“Marketing Period” means (A) at all times to and including October 7, 2026, the first period of fifteen (15) consecutive Business Days after the date hereof throughout and at the end of which (i) Parent shall have the Required Information and (ii) the conditions set forth in Section 7.01 and Section 7.02 shall be satisfied or, to the extent permitted by applicable Law, waived (other than any such conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.01 and Section 7.02 to fail to be satisfied assuming the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period and (B) at all times from and after October 7, 2026, the first period of fifteen (15) consecutive Business Days after the date hereof throughout and at the end of which (i) Parent shall have the Required Information and (ii) the conditions set forth in Section 7.01 and Section 7.02 shall be satisfied or, to the extent permitted by applicable Law, waived (other than (I) any such conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing and (II) the conditions set forth in Sections 7.01(a) and 7.01(b), it being understood that this clause shall not constitute a waiver of such conditions for purposes of Article VII)) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.01 and Section 7.02 (other than the conditions set forth in Sections 7.01(a) and 7.01(b) if such conditions were not satisfied at the commencement of such fifteen (15) consecutive Business Day period as contemplated by clause (II) of the immediately preceding parenthetical above) to fail to be satisfied assuming the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period; provided, in the case of each of clauses (A) and (B), that (1) (x) November 28, 2025 shall not constitute a Business Day for purposes of calculating such fifteen (15) consecutive Business Day period (with such date being excluded for purposes of, but which shall not reset, such fifteen (15) consecutive Business Day period), (y) if such fifteen (15) consecutive Business Day period shall not have ended on or prior to December 19, 2025, then such fifteen (15) consecutive Business Day period shall not commence prior to January 5, 2026 and (z) if such fifteen (15) consecutive business day period shall not have ended on or prior to August 21, 2026, then such fifteen (15) consecutive Business Day period shall not commence prior to September 8, 2026 and (2) the Marketing Period shall not be deemed to have commenced if, after the date hereof and prior to the Closing Date, (A) any of the historical financial statements that are included in the Required Information become stale under Regulation S-X, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, the Company furnishes Parent with updated Required Information, (B) PricewaterhouseCoopers LLP (or any other auditor to the extent financial statements audited by such auditor are be included in the Required Information) shall have withdrawn its audit opinion with respect to any of the audited financial statements of the Company or that are included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements by PricewaterhouseCoopers LLP or another nationally-recognized independent public accounting firm, (C) the Company or any of its Affiliates restates or the Company Board has determined to restate or PricewaterhouseCoopers LLP (or any other auditor to the extent financial statements audited by such auditor are be included in the Required Information) has determined that it is necessary to restate any historical financial statements of the Company or that are included in the Required Information or the Company or any of its Affiliates shall have determined that a restatement of any such historical financial statements is required, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed or the Company Board subsequently concludes that no restatement shall be required in accordance with GAAP, or (D) the Required Information, taken as a whole, contains any untrue statement of a material fact or omits to state any material fact, in each case with respect to the Company, necessary in order to make the statements contained in the Required Information, in light of the circumstances under which they were made, not misleading, in which case the Marketing Period shall not be deemed to commence unless and until such Required Information has been updated so that there is no longer any such untrue statement or omission; provided further that if the Company shall in good faith reasonably believe it has provided the Required Information and that the Marketing Period has commenced, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery and when it believes such period has commenced), in which case, subject to clauses (A) through (D) above, the Marketing Period will be deemed to have commenced on the date of such notice unless Parent, in good faith, believes the Marketing Period has not commenced and within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (setting forth with reasonable specificity why Parent believes the Marketing Period has not commenced) and, following delivery of such Required Information specified in such notice or the satisfaction of the applicable condition, the Marketing Period will commence. For the avoidance of doubt, there will be only one full Marketing Period and if a Marketing Period is completed prior to the Closing Date, there will be no requirement for a subsequent Marketing Period to run.

“Malicious Code” means any (a) “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “ransomware,” or “worm” (as such terms are commonly understood in the software industry), or (b) other code designed to have any of the following functions: (i) disrupting, disabling, harming, interfering with or otherwise impeding in any manner the operation of, or providing unauthorized access to, any Company IT Asset on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

“NYSE” means the New York Stock Exchange LLC or any successor exchange.

“Owned Real Property” means each parcel of real property owned by an Acquired Company.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent and Merger Sub to the Company in connection with the execution of this Agreement.

“Parent Termination Fee” means an amount in cash equal to $425,993,930.

“Permitted Liens” means (i) Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (ii) statutory Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or encumbrances arising by operation of Applicable Law that are not yet delinquent or that are being contested in good faith, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or foreign equivalents, (iv) zoning, building codes, and other land use Laws regulating the use or occupancy of Real Property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such Real Property and which are not violated by the current use and operation of such Real Property or the operation of the business of the Acquired Companies, (v) with respect to Real Property, (A) covenants, conditions, restrictions, reciprocal easement agreements, utility, encroachments, access and other easements and rights of way and other encumbrances of record on title, (B) Liens encumbering the interest of the fee owner or any superior lessor, sublessor or sublicensor, and (C) any other non-monetary Liens which, in the case of each of the foregoing clauses (A) through (C), would not, individually or in the aggregate, interfere materially with the ordinary conduct of the business of the Acquired Companies at such Real Property, (vi) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents or incurred in the ordinary course of business since the date of the most recent annual report on Form 10-K filed with the SEC by the Company and Liens securing surety bonds or indebtedness or liabilities that have otherwise been disclosed in Section 1.01(a)(i) of the Company Disclosure Letter, (vii) Liens to be released on or prior to the Closing Date, (viii) with respect to Real Property, such Liens or other imperfections of title, if any, that do not have a Company Material Adverse Effect, including Liens for any supplemental Taxes or assessments not shown by the public records, (ix) purchase money Liens securing acquisition financing with respect to any applicable tangible asset, including refinancings thereof, (x) Liens described in Section 1.01(a)(i) to the Company Disclosure Letter, (xi) non-exclusive licenses of Intellectual Property Rights entered into by an Acquired Company with service providers, contractors, vendors or clients in the ordinary course of business and (xii) any other Liens incurred in the ordinary course of the business of the Acquired Companies and which do not interfere materially with the ownership, use or operation of the property subject thereto.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means any data or information that is protected by or subject to any Applicable Law, Contract, or privacy policies publicly published by any of the Acquired Companies related to data privacy, protection, or security, or is otherwise considered “personal information” under Applicable Law.

“Proceeding” means any claim, action, suit, charge, complaint, audit, assessment, arbitration or inquiry, or any proceeding or investigation (whether civil, criminal, administrative, judicial or investigative) by or before any Governmental Authority.

“Process”, “Processed” or “Processing” means the creation, collection, use (including for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer (including any transfer across national borders), transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), modification, destruction, access, retrieval, disposal, sharing, theft, corruption, loss, interruption or disclosure or other activity regarding Personal Information (whether electronically or in any other form or medium) or other information, as applicable.

“Qualifying Breach Termination” means a termination of this Agreement by the Company pursuant to Section 8.01(f) as a result of Parent’s breach of Section 6.03.

“Real Property” means, collectively, the Leased Real Property and the Owned Real Property.

“Receivables Factoring Agreement” means, the Receivables Transfer and Service Agreement, dated as of December 6, 2019 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among Sealed Air Funding LLC, as seller, Sealed Air Corporation (US), as collection agent, Ester Finance Titrisation, as purchaser, Credit Agricole Corporate & Investment Bank, as program manager and arranger, and Credit Agricole Leasing & Factoring, as program agent.

“Receivables Securitization Agreements” means (a) the Receivables Loan Agreement, dated as of February 11, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), among Sealed Air Securitization DAC as borrower, Sealed Air Limited as servicer, the persons time to time party thereto as conduit lenders, committed lenders and funding agents, Cooperative Rabobank U.A. trading as Rabobank London as administrative agent and funding agent and Sealed Air Corporation as performance undertaking provider; and (b) Eighth Amended and Restated Receivables Purchase Agreement, dated as of November 15, 2024 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among Sealed Air Funding LLC as seller, Sealed Air Corporation (US) as collection agent, Atlantic Asset Securitization LLC as issuer, Cooperative Rabobank U.A., New York Branch as committed purchaser and managing agent, Credit Agricole Corporate and Investment Bank, committed purchaser, managing agent and administrative agent.

“Registered IP” means all Company IP that is registered, recorded, or filed with any Governmental Authority or a domain name registrar.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, agents, attorneys, accountants, advisors, consultants and other authorized representatives.

“Required Company Stockholder Approval” means the affirmative vote to adopt this Agreement from the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote in accordance with Section 251(c) of the DGCL.

“Required Information” means (a) (i) the audited consolidated balance sheets and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows of the Company as of and for the two (2) most recently completed fiscal years of the Company ended at least ninety (90) days prior to the Closing Date, together with all related notes and schedules thereto, and in each case accompanied by the audit reports thereon of PricewaterhouseCoopers LLP, and (ii) the unaudited consolidated balance sheets and related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows of the Company for any subsequent fiscal quarter ended at least forty-five (45) days prior to the Closing Date and the portion of the fiscal year through the end of such quarter (other than in each case the fourth quarter of any fiscal year) and, in each case, for the comparable period of the prior fiscal year, together with all related notes and schedules thereto, in the case of each of clauses (i) and (ii) above, prepared in accordance with GAAP and in compliance with Regulation S-X (other than Rules 3-09, 3-10 and 3-16 of Regulation S-X) and which, with respect to clause (ii), shall have been reviewed by the independent auditors of the Company as provided in AU 722, but in each case, excluding Excluded Information; (b) other financial information (other than Excluded Information) necessary to allow Parent to prepare pro forma financial statements (including for the most recent four (4) fiscal quarter period ended at least forty-five (45) days prior to the Closing Date (or, if the end of the most recently completed four (4) fiscal quarter period is the end of a fiscal year, ended at least ninety (90) days prior to the Closing Date)) that give effect to the transactions contemplated hereunder as if the transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income) and which are prepared in accordance with GAAP, but which need not be prepared in compliance with Regulation S-X or include adjustments for purchase accounting to the extent not customary in private placements pursuant to Rule 144A promulgated under the Securities Act; (c) financial data, audit reports, business and other information (including a customary “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with respect to the Company and customary due diligence materials with respect to the Company) regarding the Company of the type that would be required by Regulation S-X (including Rule 3-05 thereof, but excluding Rules 3-09, 3-10 and 3-16 of Regulation S-X) and Regulation S-K (other than Item 402 of Regulation S-K) for a registered public offering of non-convertible debt securities of Parent (including for Parent’s preparation of pro forma financial statements), in each case to the extent the same is of the type and form customarily included in, and subject to other exceptions that are customary for, an offering memorandum for private placements of non-convertible high-yield bonds under Rule 144A promulgated under the Securities Act, or otherwise necessary to receive from the independent auditors of the Company (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum) customary “comfort” (including “negative assurance” comfort and change period comfort) with respect to the financial information of the Company to be included in such offering memorandum but in each case excluding Excluded Information; provided that the filing of the information required by Form 10-K and Form 10-Q, and such information being publicly available on Edgar, within such time periods by the Company will satisfy the requirements of this clause (c); (d) the consents of auditors for use of their unqualified audit reports in any materials relating to the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing; (e) any replacements or restatements of and supplements to the information specified in items (a) through (d) above if any such information would go stale, contain a material misstatement or omission or otherwise be unusable for such purposes, provided, that, subject to clauses (2)(A) through (2)(D) of the first proviso in the definition of Marketing Period, if such replacement, restatement or supplement is delivered during the Marketing Period, the Marketing Period shall not restart; and (f) the draft comfort letters referred to in Section 6.16(a)(x).

“Sanctioned Person” means any Person who is the target of Sanctions, including by virtue of being (a) listed on any Sanctions-related list of blocked persons; (b) a Governmental Authority of, resident in, or organized under the Laws of a country or territory that is the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, and the Crimea region and so-called Donetsk People’s Republic and Luhansk People’s Republic in Ukraine); or (c) fifty percent (50%) or more owned or controlled by any Person described in the foregoing clauses (a) and (b).

“Sanctions” means trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures including those administered, enacted or enforced by (a) the United States (including the Department of Treasury, Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations or (d) His Majesty’s Treasury.

“SEC” means the United States Securities and Exchange Commission (or any successor thereto).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Security Incident” means any actual breach of security, phishing incident, ransomware or malware attack, unauthorized Processing, or other cyber or security incident affecting or with respect to any of the Company IT Asset or any data and information (including Trade Secrets and Personal Information) owned or Processed by or on behalf of any Acquired Company, or otherwise suffered by any Acquired Company.

“Software” means all (i) computer programs and other software including any and all source code (whether in executable code, object code or source code), model objects or other saved model formats, fine-tuned improvements to third-party models, and any other software implementations of algorithms, models, and methodologies, (ii) firmware, systems, tools, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (iii) user interfaces, report formats, templates, menus, buttons and icons, (iv) data analysis, enrichment, measurement and management tools, and (v) all documentation relating thereto, including any user manuals and other training documentation.

“Subsidiary” of a Person means any other Person with respect to which the first Person (i) has the right to elect a majority of the board of directors or other Persons performing similar functions or (ii) beneficially owns more than fifty percent (50%) of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

“Superior Proposal” means a bona fide written Acquisition Proposal (except the references therein to “twenty percent (20%)” shall be replaced by “fifty percent (50%)”) made by a Third Party which (i) was not the result of a breach of Section 6.02(b) and (ii) the Company Board determines in good faith, after consultation with its financial and outside legal advisors, would result in a transaction that is more favorable from a financial point of view to the Company’s stockholders than the Transactions after taking into account (x) all the legal, financial and regulatory aspects of such Acquisition Proposal (including certainty and timing of closing, financing arrangements and the form, amount and timing of payment of consideration of such proposal), (y) the identity of the Third Party making the proposal, and (z) any revisions to the terms of this Agreement or any other agreement committed to by Parent in writing prior to the time of such determination, and such other factors as the Company Board considers in good faith to be appropriate.

“Tax” means any and all U.S. federal, state or local or non-U.S. taxes, duties, imposts, levies or any other governmental charges in the nature of a tax, including any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, custom duty, estimated or other tax, together with any interest, penalty, or addition thereto, in each case, whether disputed or not.

“Tax Return” means any return, report, declaration, information return or other document (including schedules thereto, other attachments thereto or amendments thereof) filed or required to be filed with any taxing authority in connection with the determination, assessment or collection of any Tax, or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Third Party” means any Person other than Parent, Merger Sub and their respective Affiliates.

“Trade Control Laws” means all applicable U.S. and non-U.S. Laws, rules and regulations relating to export, re-export, transfer or import controls, including the Export Administration Regulations maintained by the U.S. Department of Commerce, customs and imports laws administered by U.S. Customs and Border Protection, and the International Traffic in Arms Regulations and any applicable anti-boycott compliance regulations, except to the extent inconsistent with U.S. Law.

“Trade Secrets” means, collectively, trade secrets and other proprietary confidential information, including inventions (whether or not patentable or reduced to practice), know-how, processes, methods, techniques, research and development, source code, drawings, specifications, layouts, designs, formulae, algorithms, compositions, industrial models, architectures, plans, proposals, technical data, financial, business and marketing plans and proposals, customer and supplier lists, and price and cost information.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“Transfer Taxes” means all direct and indirect transfer, documentary, sales, use, stamp, court, registration and other similar Taxes (including any real estate transfer Taxes), and all conveyance fees, recording charges and other similar fees and charges incurred in connection with the consummation of the Transactions.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	6.02(d)
Agreement	Preamble
Alternative Acquisition Agreement	6.02(b)(ii)
Antitrust Laws	4.03
Book-Entry Share	3.01(b)
Business IP	4.14(a)
Cancelled Shares	3.01(c)
Capitalization Date	4.05(a)

Term	Section
Certificate	3.01(b)
Certificate of Merger	2.02(a)
Closing	2.01
Closing Date	2.01
COBRA	4.17(d)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	4.02(b)
Company Financial Statements	4.06(a)
Company Fundamental Representations	7.02(a)(i)
Company Licenses	4.11(b)
Company Material Contract	4.09(a)
Company Parties	8.03(c)
Company SEC Documents	4.06(a)
Company Stockholder Meeting	6.04(c)
Data Privacy and Security Laws	4.11(d)
Data Privacy and Security Obligations	4.11(d)
Delaware Secretary of State	2.02(a)
DGCL	Recitals
Dissenting Share	3.06
DTC	3.02(d)
DTC Payment	3.02(d)
Effective Time	2.02(a)
End Date	8.01(b)
Enforceability Exceptions	4.02(a)
Equity Commitment Letter	5.08
Exchange Fund	3.02(a)
Forecasts	5.13
Go Shop Period	6.02(a)
Guarantor	Recitals
Guaranty	Recitals
Indemnified Persons	6.07(a)
Insurance Policies	4.15
Labor Agreement	4.09(a)(vii)
Match Period	6.02(e)(i)
Merger	Recitals
Merger Consideration	3.01(a)
Merger Sub	Preamble
Multiemployer Plan	4.17(c)
New Plans	6.10(b)
No-Shop Period Start Date	6.02(b)(i)
Notice of Termination/Adverse Recommendation Change	6.02(e)(i)
Notice of Intervening Event	6.02(e)(ii)
Parent	Preamble

Term	Section
Parent Parties	8.03(e)
Paying Agent	3.02(a)
Plans	4.17(a)
Proxy Date	6.04(c)
Proxy Statement	6.04(a)
Required Company Stockholder Approval	4.02(a)
Surviving Corporation	2.02(a)
Terminating Company Breach	8.01(e)
Terminating Parent Breach	8.01(f)
Top Customers	4.10
Top Vendors	4.10
WARN Act	4.17(g)

Section 1.02 Definitional and Interpretative Provisions.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation,” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) The table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto (subject to the terms and conditions to the effectiveness of such amendments contained herein and therein), in each case solely to the extent that such subsequent amendment or modification has been made available to Parent.

(d) Words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns.

(e) Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(f) Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented and (in the case of statutes) to any rules or regulations promulgated thereunder, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).

(g) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(h) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(i) The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(j) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(k) All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(l) The word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(m) Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

(n) Whenever the words “ordinary course of business” are used in this Agreement, they shall be deemed to be followed by the words “consistent with past practices”.

(o) The phrase “made available” to Parent shall mean that the applicable information or document has been (A) posted in the virtual data room titled “Project Sword” established by or on behalf of the Company at least one (1) day prior to the date hereof through the date hereof or (B) filed or furnished, in each case, in a publicly available manner with the SEC prior to the date hereof.

ARTICLE II.

THE TRANSACTION

Section 2.01 The Closing. Subject to the terms and conditions of this Agreement, the consummation of the Transactions (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 1271 Avenue of the Americas, New York, NY 10020, at 10:00 a.m. (Eastern time) on the date which is five (5) Business Days after the date on which all conditions set forth in Section 7.01, Section 7.02 and Section 7.03 shall have been satisfied or, to the extent permissible, waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as Parent and the Company may mutually agree in writing; provided that, notwithstanding the foregoing, the Closing shall not occur until the earlier of (a) a date during the Marketing Period specified by Parent on no fewer than five (5) Business Days’ notice to the Company (unless a shorter period shall be agreed to by the Company and Parent) and (b) the fifth (5th) Business Day following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver of all conditions set forth in Section 7.01, Section 7.02 and Section 7.03 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions)). The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

Section 2.02 The Merger.

(a) Contemporaneously with, or as promptly as practicable after the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) a certificate of merger in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”), and shall make all other filings or recordings required under the DGCL in order to consummate the Merger. The Merger shall become effective at the time the Certificate of Merger has been filed with the Delaware Secretary of State, or at such other time as set forth in the Certificate of Merger (the “Effective Time”). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue its existence as a wholly owned subsidiary of Parent under the Laws of the State of Delaware. The Company, in its capacity as the corporation surviving the Merger, is sometimes referred to in this Agreement as the “Surviving Corporation.”

(b) The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all rights, privileges, powers and franchises of the Company and Merger Sub, and all of the obligations, liabilities and duties of the Company and Merger Sub shall become the obligations, liabilities and duties of the Surviving Corporation.

(c) Subject to Section 6.07, at the Effective Time, (i) the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in its entirety in the form attached hereto as Exhibit A, and as so amended shall be the certificate of incorporation of the Surviving Corporation, and (ii) the bylaws of the Company in effect immediately prior to the Effective Time shall be amended and restated in their entirety in the form of the bylaws of Merger Sub immediately prior to the Effective Time, and as so amended shall be the bylaws of the Surviving Corporation, in each case, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation or bylaws.

(d) From and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation and, unless otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, in each case, to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, as the case may be.

ARTICLE III.

CONVERSION OF SECURITIES

Section 3.01 Effect of Merger on Capital Stock.

(a) Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company or their respective stockholders, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (but excluding any Cancelled Shares and any Dissenting Shares) shall be cancelled and extinguished and automatically converted into and shall thereafter represent the right to receive an amount in cash equal to $42.15 (such amount of cash, as may be adjusted pursuant to Section 3.01(e), is hereinafter referred to as the “Merger Consideration”), payable to the holder thereof, without interest, in accordance with Section 3.02.

(b) From and after the Effective Time, all of the shares of Company Common Stock converted into the Merger Consideration pursuant to this Article III shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (each, a “Certificate”) and each holder of a non-certificated share of Company Common Stock represented by book-entry (each, a “Book-Entry Share”), in each case, outstanding immediately prior to the Effective Time previously representing any such shares of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.02, the Merger Consideration, without interest.

(c) Cancellation of Company Common Stock. At the Effective Time, all shares of Company Common Stock that are owned directly by Parent, Merger Sub or any of their Subsidiaries immediately prior to the Effective Time or held in treasury of the Company (collectively, the “Cancelled Shares”) shall automatically, by virtue of the Merger, and without any action on the part of the holder thereof, be cancelled and retired without any conversion thereof and shall cease to exist and no payment shall be made in respect thereof.

(d) Conversion of Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(e) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Capital Stock shall occur by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution thereon with a record date during such period, the Merger Consideration shall be equitably adjusted to provide the same economic effect as contemplated by this Agreement. Nothing in this Section 3.01(e) shall be construed to permit any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 3.02 Surrender and Payment.

(a) Prior to the Effective Time, Parent shall select a nationally recognized financial institution (the identity and terms of appointment of which shall be reasonably acceptable to the Company) to act as Paying Agent in the Merger (the “Paying Agent”) for the payment of the Merger Consideration in respect of each share of Company Common Stock issued and outstanding immediately prior to the Effective Time represented by a Certificate and each Book-Entry Share outstanding immediately prior to the Effective Time, in each case, other than the Cancelled Shares and except for any Dissenting Shares. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid by the Paying Agent in accordance with this Agreement in respect of the Company Common Stock, excluding, for the avoidance of doubt any Cancelled Shares and Dissenting Shares (such cash shall be referred to in this Agreement as the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments in connection with the Merger contemplated by Section 3.01(a), Parent shall promptly deposit or cause to be deposited additional funds with the Paying Agent in an amount that is equal to the deficiency in the amount required to make the applicable payment. The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued pursuant to Section 3.01 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. Parent shall cause the Surviving Corporation through the Surviving Corporation’s payroll system (or, in the case of Company Compensatory Awards granted to non-employee directors, through the Surviving Corporation’s accounts payable) to pay to the holders of Company Compensatory Awards the amounts set forth in Section 3.05 following the Effective Time at such time as such amounts become payable.

(b) As soon as reasonably practicable after the Effective Time and in any event not later than the second (2nd) Business Day following the Effective Time, Parent will cause the Paying Agent to send to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented shares of Company Common Stock (other than the Cancelled Shares and except for any Dissenting Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, as applicable, to the Paying Agent) in such form as Parent and the Company may reasonably agree, for use in effecting delivery of shares of Company Common Stock to the Paying Agent, and (ii) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, as applicable, in exchange for the Merger Consideration, in each case of clause (i) and (ii), in such form as Parent and the Company may reasonably agree.

(c) Upon the surrender of a Certificate (or effective affidavit of loss in lieu thereof) or Book-Entry Shares, as applicable, for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor and Parent shall cause the Paying Agent to pay in exchange therefor, as promptly as practicable (but in any event within two (2) Business Days), the Merger Consideration pursuant to the provisions of this Article III, and the Certificates or Book-Entry Shares surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Paying Agent) or such Book-Entry Share shall be properly transferred. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate (or effective affidavit of loss in lieu thereof) or Book-Entry Share. Until so surrendered, outstanding Certificates or Book-Entry Shares will be deemed from and after the Effective Time to evidence only the right to receive the Merger Consideration, without interest thereon, payable in respect thereof pursuant to this Agreement.

(d) Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 2:00 p.m. Eastern time on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to (A) the number of shares of Company Common Stock (other than Cancelled Shares and Dissenting Shares) held of record by DTC or such nominee immediately prior to the Effective Time multiplied by (B) the Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 2:00 p.m. Eastern time on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first (1st) Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(e) Registered Holders. Payment of Merger Consideration with respect to Book-Entry Shares shall be made to the Persons in whose name such Book-Entry Shares are registered in the stock transfer records of the Company. If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition of such payment that the Person requesting such payment shall pay, or cause to be paid, any Transfer Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or shall establish to the reasonable satisfaction of the Paying Agent that such Taxes have been paid or are not payable.

(f) No Transfers; No Further Ownership. After the Effective Time, there shall be no further transfers or registration of transfers of shares of Company Common Stock. From and after the Effective Time, the holders of Certificates or Book-Entry Shares representing shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided in this Agreement or by Applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Paying Agent, the Surviving Corporation or Parent, they shall be automatically cancelled and exchanged for the consideration, if any, provided for, and in accordance with the procedures set forth, in this Article III.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Common Stock after the date which is the one (1)-year anniversary of the Closing Date shall be returned to the Surviving Corporation or its designee upon demand. Any holder of shares of Company Common Stock who has not exchanged his, her or its shares of Company Common Stock in accordance with this Section 3.02 prior to that time shall thereafter look only to the Surviving Corporation for delivery of the Merger Consideration in respect of such holder’s shares of Company Common Stock (other than Cancelled

Shares and Dissenting Shares) without any interest thereon (subject to abandoned property, escheat or similar Laws). Parent shall pay all charges and expenses of the Paying Agent in connection with the exchange of Certificates or Book-Entry Shares for the Merger Consideration. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation or any of their respective Affiliates shall be liable to any Person, including any holder of shares of Company Common Stock or Company Compensatory Awards for any Merger Consideration or any amounts that would otherwise be paid to the holders of Company Compensatory Awards, in each case that is required to be delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(h) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article III, and following any losses Parent shall, or shall cause the Acquired Companies to, promptly provide additional funds to the Paying Agent to the extent necessary to make the payments required by Section 3.01(a), (ii) no such investment shall have maturities that would be reasonably likely to prevent or delay payments to be made pursuant to this Agreement and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any interest or income produced by such investments will be payable to Parent or its designee as directed by Parent.

(i) All Merger Consideration issued or paid upon conversion of the Company Common Stock in accordance with the terms of this Agreement, shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Company Common Stock.

Section 3.03 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit in customary form of that fact by the Person claiming such Certificate to be lost, stolen or destroyed together with delivery of a duly completed and executed letter of transmittal, the Paying Agent, subject to Section 3.06, will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate as contemplated by this Article III.

Section 3.04 Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation, its Subsidiaries and the Paying Agent (and any Affiliates and designees of the foregoing) shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement, including without limitation consideration payable to any holder or former holder of Company Compensatory Awards, such amounts as it is required to deduct and withhold with respect to the making of such payment pursuant to the Code or under any provision of federal, state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld and timely and properly paid over to the appropriate Governmental Authority by Parent, Merger Sub, the Surviving Corporation, its Subsidiaries or the Paying Agent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.05 Treatment of Company Compensatory Awards.

(a) Company RSU Awards. At the Effective Time, each Company RSU Award that is outstanding immediately prior thereto shall, by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be canceled and terminated and converted into the contingent right to receive from the Surviving Corporation a payment of an amount in cash (without interest) equal to the product obtained by multiplying (i)(A) the aggregate number of shares of Company Common Stock underlying such Company RSU Award at the Effective Time, by (B) the Merger Consideration, plus (ii) any accrued and unpaid dividends or dividend equivalent rights owed with respect to such Company RSU Award, in each case, less any applicable withholding Taxes. Except as otherwise provided in this Section 3.05(a), the cash-based award provided for by this Section 3.05(a) shall be subject to the same terms and conditions as are applicable to the corresponding Company RSU Award (including time-based vesting conditions and terms related to the treatment upon termination of employment); provided, however, that to the extent that any Company RSU Award constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment(s) shall be paid at the earliest time or times permitted under the terms of such award that will not result in the application of a Tax or penalty under Section 409A of the Code.

(b) Company PSU Awards. At the Effective Time, each Company PSU Award that is outstanding immediately prior thereto shall, by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and terminated and converted into the contingent right to receive from the Surviving Corporation a payment in an amount in cash (without interest) equal to the product obtained by multiplying (i)(A) the aggregate number of shares of Company Common Stock subject to such Company PSU Award, determined assuming that the applicable performance goals have been deemed to be achieved at the greater of target and actual level of performance as of the last trading day immediately prior to the Closing Date as determined by the Compensation Committee of the Company Board in its good faith and reasonable discretion in accordance with the terms of the applicable Company PSU Award award agreement, by (B) the Merger Consideration, plus (ii) any accrued and unpaid dividends or dividend equivalent rights owed with respect to such Company PSU Award, in each case, less any applicable withholding Taxes. Except as otherwise provided in this Section 3.05(b), the cash-based award provided for by this Section 3.05(b) shall be subject to the same terms and conditions as are applicable to the corresponding Company PSU Award (including terms related to the treatment upon termination of employment, but excluding, for the avoidance of doubt, any performance-based vesting conditions); provided that, notwithstanding the foregoing, (A) any such cash-based awards received by former employees of the Company or its Subsidiaries who retired or terminated employment prior to the Effective Time shall become payable as of the Effective Time and shall be paid by the Company or its applicable Subsidiary no later than the second regularly scheduled payroll date following the Effective Time; and (B) the time-based vesting condition applicable to such cash-based award provided for by this Section 3.05(b) received by any current employee or service provider of the Company or its Subsidiaries shall be a three year time-vesting requirement, with one-third of such award vesting on each December 31 that would occur during the three-year performance period applicable to the corresponding Company PSU Award (and any portion of the Company PSU Award that based on this schedule would have vested on any December 31 prior to the Effective Time will become immediately vested as of the Effective Time).

(c) Company DSUs. At the Effective Time, each Company DSU, whether vested or unvested, shall, by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and converted into the right to receive a cash payment, without interest, in an amount equal to the product of (i)(A) the number of shares of Company Common Stock subject to such Company DSU as of the Effective Time, and (B) the Merger Consideration plus (ii) any accrued and unpaid dividends or dividend equivalent rights owed with respect to such award, less any applicable Taxes required to be withheld with respect to such payment, as promptly as practicable following the Closing Date; provided, however, that to the extent that any Company DSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid at the earliest time or times permitted under the terms of such award that will not result in the application of a Tax or penalty under Section 409A of the Code.

(d) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take any other actions that are necessary to (i) effectuate the treatment of the Company Compensatory Awards pursuant to Sections 3.05(a), 3.05(b) and 3.05(c) and to terminate the Company Stock Plan, effective as of the Effective Time, and (ii) amend (in form and substance reasonably satisfactory to Parent) the Sealed Air Corporation 401(k) and Profit Sharing Plan to eliminate further contributions in the form of, purchases of, or new investments by participants in, Company Common Stock or other employer securities, effective as of the Effective Time.

Section 3.06 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, with respect to each share of Company Common Stock held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL and has not effectively withdrawn or lost its rights to appraisal (each such share, a “Dissenting Share”), if any, such Dissenting Shares shall not be converted into a right to receive the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by Section 262 of the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Surviving Corporation in accordance with the DGCL; provided, however, that (x) if any holder of Dissenting Shares, under the circumstances permitted by and in accordance with the DGCL, affirmatively withdraws or loses (through failure to perfect or otherwise) the right to dissent or its right for appraisal of such Dissenting Shares, (y) if any holder of Dissenting Shares fails to establish his, her or its entitlement to appraisal rights as provided in the DGCL or (z) if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of Company Common Stock and such shares of Company Common Stock shall thereupon cease to constitute Dissenting Shares, and each such share of Company Common Stock shall, to the fullest extent permitted by Applicable Law, thereafter be deemed to have been automatically converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration in accordance with this Agreement. The Company will give Parent (a) reasonably prompt notice of (i) all written demands received by the Company prior to the Effective Time pursuant to Section 262 of the DGCL, (ii) any withdrawal or attempted withdrawal of any such demand and (iii) any other written demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL and (b) the opportunity to participate in (at Parent’s sole expense) and direct all negotiations and proceedings with respect to any such demand. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent or as required by any Governmental Order, make any payment with respect to, or settle or offer to settle, any such demand.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the Company Disclosure Letter or (ii) as disclosed in the Company SEC Documents (other than (x) disclosures in the “Risk Factors” section of any Company SEC Documents and (y) any disclosure of risks included in any “forward-looking statements” disclaimer in any such Company SEC Documents, to the extent that such statements are non-specific, cautionary, speculative, or forward-looking in nature) filed by the Company at least one (1) day prior to the date hereof, the Company represents and warrants to Parent and Merger Sub:

Section 4.01 Corporate Existence and Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under all Applicable Laws of the State of Delaware and has all corporate power, legal right and authority required to own, lease and operate its assets and properties and carry on its business as currently owned, operated or conducted except where the failure to have such power and authority would not reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and, where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary except where the failure to be so qualified and in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(b) Each of the Subsidiaries of the Company (i) has been duly organized and is validly existing and, where such concept is recognized, in good standing under the Applicable Laws of the jurisdiction of its organization; (ii) is duly qualified to do business and, where such concept is recognized, is in good standing as a foreign entity under the Applicable Laws in each jurisdiction in which the conduct of its business or the activities it is engaged makes such licensing or qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Company Material Adverse Effect; and (iii) has all corporate power, legal right and authority required to own, lease and operate its assets and properties and carry on its business as currently owned, operated or conducted, except where the failure to have such power and authority would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.02 Corporate Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the receipt of the Required Company Stockholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company

Board, subject to the receipt of the Required Company Stockholder Approval, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or for the Company to consummate the Transactions (other than, with respect to the Merger, the filing of the Certificate of Merger with the Delaware Secretary of State). Assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforceability may be subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(b) The Company Board has unanimously duly adopted resolutions (i) determining that this Agreement and the Transactions are advisable and in the best interests of the Company and the Company’s stockholders, (ii) approving this Agreement and the Transactions, (iii) directing that this Agreement be submitted to the stockholders of the Company for its adoption and (v) subject to Section 6.02, recommending adoption of this Agreement by the stockholders of the Company (such recommendation, the “Company Board Recommendation”).

Section 4.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no consent, approval or authorization of, or filing with, any Governmental Authority other than (i) the filing of the Certificate of Merger with the Delaware Secretary of State, (ii) filings or notifications under any applicable requirements of the HSR Act and any other applicable U.S. or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”) and the Foreign Investment Laws, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (iv) such other consents, filings or notifications required solely by reason of the participation of Parent or Merger Sub in the Transactions, (vi) compliance with any applicable rules of NYSE, and (vii) such other consents, approvals, authorizations, registrations, declarations, permits, filings or notifications where failure to take any such actions or filings would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.04 Non-Contravention. Except as set forth on Section 4.04 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions do not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws (or comparable organizational documents) of the Company or any of its Subsidiaries, (ii) assuming that the consents, approvals, authorizations and filings referred to in Section 4.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such consent has been satisfied or waived, and subject to obtaining the Required Company Stockholder Approval, contravene, conflict with or result in a violation or breach of any Applicable Law, or (iii) assuming that the consents, approvals, authorizations and filings referred to in Section 4.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such consent has been satisfied or waived, and subject to obtaining the Required Company Stockholder Approval, require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any Company Material Contract, except in the case of clauses (ii) and (iii) above, any such violation, breach, default, right, termination, amendment, acceleration, cancellation, or loss that would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.05 Capitalization; Subsidiaries.

(a) As of the close of business on November 13, 2025 (the “Capitalization Date”), the authorized capital stock of the Company consists of: (i) 400,000,000 shares of Company Common Stock, of which 147,124,524 shares are outstanding, and (ii) 50,000,000 shares of Company Preferred Stock. No shares of Company Preferred Stock are outstanding. Since the Capitalization Date through the date of this Agreement, the Company has not issued any shares of Company Capital Stock or other securities or established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of Company Capital Stock or other securities, except for the issuance of shares of Company Common Stock upon settlement of Company Compensatory Awards outstanding on the Capitalization Date in accordance with the terms of such Company Compensatory Award.

(b) As of the Capitalization Date, the Company has outstanding 99,784 Company DSUs (with respect to a maximum of 99,784 shares of Company Common Stock), 2,049,106 Company RSU Awards (with respect to a maximum of 2,049,106 shares of Company Common Stock) and Company PSU Awards (with respect to 333,482 shares of Company Common Stock, assuming achievement of the applicable performance goals at the target level, and a maximum of 833,705 shares of Company Common Stock, assuming achievement of the applicable performance goals at the maximum level) covering shares of Company Common Stock, and no other outstanding Company Compensatory Awards.

(c) As of the Capitalization Date, the Company has reserved 9,083,376 shares of Company Common Stock under the Company Stock Plan for issuance on exercise, vesting or other conversion to Company Common Stock of incentive awards under the Company Stock Plan. All outstanding shares of Company Common Stock have been, and all shares that may be issued pursuant to the Company Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any Applicable Law, the organizational documents of the Company or any preemptive rights, rights of first refusal or similar rights.

(d) Section 4.05(d) of the Company Disclosure Letter sets forth a complete and accurate list as of the Capitalization Date of all outstanding Company Compensatory Awards granted under the Company Stock Plan or otherwise, indicating, with respect to each Company Compensatory Award then outstanding, as applicable, the type of awards granted, the maximum number of shares of Company Common Stock subject to such Company Compensatory Award, the plan under which such Company Compensatory Award was granted and the exercise or purchase price (if any), date of grant, vesting schedule (including any single- or double-trigger accelerated vesting provisions), and expiration date.

(e) Except as provided in Section 4.05(a) and (b), as of the Capitalization Date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for, or the value of which is measured by reference to, shares of capital stock or voting securities of the Company, (iii) options, warrants, calls, preemptive rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) phantom stock, stock appreciation or other equity or other equity-based rights. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Capital Stock or other equity interests. The Company has no accrued and unpaid dividends with respect to any outstanding shares of Company Capital Stock. There are no voting trusts, voting proxies or other agreements or understandings to which the Company is a party with respect to the voting or registration of the Company Capital Stock.

(f) Each Subsidiary of the Company as of the date hereof is listed on Section 4.05(f) of the Company Disclosure Letter.

(g) All outstanding shares of capital stock of the Subsidiaries of the Company are validly issued, fully paid (to the extent required under the applicable organizational documents) and nonassessable, and all such shares are owned, directly or indirectly, by the Company free and clear of any Liens (other than restrictions on transfer under such Subsidiary’s organizational documents or under applicable securities laws). None of the outstanding shares of capital stock or voting securities of any Subsidiary of the Company was issued in violation of any Applicable Law, the organizational documents of the Company or its Subsidiaries, or any preemptive rights, rights of first refusal or similar rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, phantom stock, stock appreciation or other equity or equity-based rights or other agreements calling for such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold any of its equity securities or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or other similar agreements (except, in each case, to or with the Company or any of its Subsidiaries). There are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any of its capital stock or other equity interests.

Section 4.06 Company SEC Documents; Company Financial Statements; Disclosure Controls.

(a) Since January 1, 2024, the Company has filed or otherwise furnished (as applicable) with the SEC, on a timely basis, all material forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC pursuant to the Exchange Act or the Securities Act (such forms, documents and reports so filed or furnished by the Company or any of its Subsidiaries with the SEC since such date, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of its respective filing date, or, if amended, as of the date of the last such amendment, each Company SEC Document complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder applicable to such Company SEC Document, and none of the Company SEC Documents at the time it was filed contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made not misleading (or, in the case of a Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein not misleading); provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. As of the date of this Agreement, (A) there are no outstanding or unresolved comments in comment letters with respect to the Company SEC Documents received by the Company from the SEC staff and (B) the Company is in compliance in all material respects with the applicable listing and corporate governance requirements of NYSE. The consolidated financial statements (including all related notes and schedules) of the Company included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (collectively, the “Company Financial Statements”) (i) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (ii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and its consolidated Subsidiaries as of the dates and for the periods referred to therein (subject, in the case of unaudited interim statements, to normal and recurring year-end audit adjustments, to the absence of immaterial notes and to any other immaterial adjustments described therein, including in any notes thereto). Except as has been described in the Company SEC Documents, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b) The Acquired Companies maintain “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rules 13a-15 and 15d-15 of the Exchange Act) as required by Rules 13a-15 and 15d-15 promulgated under the Exchange Act. Since January 1, 2024, the Acquired Companies have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the statements contained in any such certifications are complete and correct in all material respects, and the Company is otherwise in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act.

Section 4.07 Absence of Certain Changes. Between September 30, 2025 and the date of this Agreement, (i) a Company Material Adverse Effect has not occurred and (ii) except in connection with this Agreement and the transactions contemplated hereby, the business of the Acquired Companies has been conducted, in all material respects, in the ordinary course of business.

Section 4.08 No Undisclosed Liabilities. As of the date of this Agreement, there is no liability, debt or obligation of or claim against an Acquired Company of a type required to be reflected or reserved for on a consolidated balance sheet prepared in accordance with GAAP (or disclosed in the notes thereto), except for liabilities and obligations (a) reflected, disclosed and adequately reserved for on the Company Balance Sheet or disclosed in the notes thereto included in the Company SEC Documents, (b) that have arisen since the Company Balance Sheet Date in the ordinary course of the operation of business of the Acquired Companies (none of which is a liability or obligation resulting from noncompliance with any Applicable Law, breach of contract, breach of warranty, tort, infringement, misappropriation, or a Proceeding), (c) incurred in connection with this Agreement or the Transactions, (d) which have been discharged or paid prior to the date of this Agreement, (e) disclosed in Section 4.08 of the Company Disclosure Letter or (f) which would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.09 Company Material Contracts.

(a) Section 4.09(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of each Contract, excluding any Plans, to which an Acquired Company is a party, and which falls within any of the following categories:

(i) any joint venture or partnership agreement that is material to the operation of the Acquired Companies, taken as a whole;

(ii) any Contract with any of the Top Customers or any of the Top Vendors or that otherwise involves annual future expenditures or receipts by an Acquired Company of more than $40,000,000;

(iii) except with respect to indebtedness set forth in the Company SEC Documents or indebtedness for borrowed money solely between or among any wholly owned Acquired Companies, any Contract relating to (A) indebtedness for borrowed money or evidenced by promissory notes or debt securities (including any receivables financing or factoring), or (B) any financial guaranty, in each case of clauses (A) and (B) in excess of $35,000,000 individually;

(iv) any Contract relating to an acquisition or divestiture (whether by merger, sale of stock, sale of assets or otherwise) of any business or a material portion of the assets, real property or equity interests of any Person and that has continuing indemnification, guarantee, “earn-out” or other contingent, deferred or fixed payment obligations on an Acquired Company;

(v) any material lease or sublease with respect to the Leased Real Property;

(vi) any Contract between or among the Company, on the one hand, and any directors, executive officers (as such term is defined in the Exchange Act) or any beneficial owner of five percent (5%) or more of any class of Company Capital Stock (other than the Company) or any Affiliate of the foregoing, on the other hand;

(vii) any prime Contract that is between the Company or any of its Subsidiaries, on the one hand, and a Governmental Authority, on the other hand, that is material to the operation of the Acquired Companies, taken as a whole;

(viii) any Contract (A) containing any “most favored nation,” “exclusivity” or similar provisions or (B) limiting the ability of the Company or its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries) to (I) engage, or to compete with any Person (other than employee non-solicitation restrictions), in any line of business or geographic area, other than license restrictions set forth in Company licenses, or (II) enter into any reseller, referral partner or similar agreements with third parties, in each case of (A) and (B), that is with a Top Customer or Top Vendor or is otherwise material to the Acquired Companies, taken as a whole;

(ix) any Contract (A) pursuant to which any Acquired Company grants or receives a license or other right to use or practice Intellectual Property Rights that are material to the operation of the Acquired Companies, taken as a whole, in each case, other than (i) non-exclusive licenses (x) granted in the ordinary course of business to service providers, contractors, vendors or clients for purposes of providing services to, or in connection with representation or other services rendered by, an Acquired Company, (y) granted to any Acquired Company for generally available, off-the-shelf software or information technology services with annual fees of less than $5,000,000 or (z) that are incidental to a services or other agreement or arrangement, the primary purpose of which is something other than the grant of rights under Intellectual Property Rights and (ii) employee invention assignment agreements; (B) for the divestiture or development of Intellectual Property Rights that are material to the operation of the Acquired Companies, taken as a whole (other than employee invention assignment agreements); (C) materially and adversely affecting the ability of any the Acquired Company to own, register, use (other than pursuant to exclusive licenses granted by the Company), transfer, license (other than pursuant to exclusive licenses granted by the Company), disclose, or enforce any Company IP material to the operation of the Acquired Companies, taken as a whole; or (D) that is material to the operation of the Acquired Companies, taken as a whole, relating to any dispute involving Intellectual Property Rights, including any concurrent use, consent to use, or co-existence agreements;

(x) any collective bargaining agreement, works council agreement, or other collective labor-related Contract with a union, works council, collective labor organization, or other employee representative body (each, a “Labor Agreement”);

(xi) any Contract that is a settlement, conciliation or similar agreement that (A) requires payment by any Acquired Company after the date hereof in excess of $3,000,000 or (B) imposes any material non-monetary obligations or restriction on any Acquired Company after the date hereof (other than confidentiality, release, non-disparagement or similar covenants); and

(xii) any other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act).

Each Contract of the type described in this Section 4.09(a), other than this Agreement, is referred to herein as a “Company Material Contract.” True and complete copies of each Company Material Contract, as of the date of this Agreement, have been made available by the Company to Parent, unless publicly filed with the SEC.

(b) As of the date of this Agreement, except as set forth on Section 4.09(b) of the Company Disclosure Letter, (i) each Company Material Contract is a valid, binding and enforceable obligation of an Acquired Company and, to the Knowledge of the Company, of the other party or parties thereto, in accordance with its terms, subject to the Enforceability Exceptions; (ii) each Company Material Contract is in full force and effect, except to the extent any Company Material Contract expires or terminates in accordance with its terms in the ordinary course of business; (iii) none of the Company or any of its Subsidiaries has received written or, to the Knowledge of the Company, verbal notice of any violation or default under any Company Material Contract or indicating that such party intends to terminate, or not to renew, any Company Material Contract; and (iv) each Acquired Company has in all material respects performed all obligations required to be performed by it under each Company Material Contract to which it is a party, except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.10 Top Customers and Vendors. Section 4.10 of the Company Disclosure Letter sets forth, as of the date of this Agreement, (a) a list of the Acquired Companies’ top ten (10) customers in each of the protective and food segments for the last twelve (12) months as of September 2025, based on total sales (the “Top Customers”), and (b) a list of the Acquired Companies’ top ten (10) suppliers for the last twelve (12) months as of June 2025, based on total spend (the “Top Vendors”), in each case, together with sales or spend amounts during such period. None of the Acquired Companies has received any written or, to the Knowledge of the Company, verbal notice from any such Top Customer to the effect that any such Top Customer is terminating, cancelling or not renewing its business relationship with the Acquired Companies with which it conducts business or intends to materially reduce its purchase of products and services provided to the Acquired Companies, and none of the Acquired Companies has received any written or, to the Knowledge of the Company, verbal notice from any such Top Vendor to the effect that any such Top Vendor is terminating, cancelling or not renewing its business relationship with the Acquired Companies with which it conducts business or intends to materially reduce its provision of products and services to the Acquired Companies.

Section 4.11 Compliance with Applicable Laws; Company Licenses; Data Privacy & Security.

(a) Except with respect to matters set forth on Section 4.11(a) of the Company Disclosure Letter, the Acquired Companies are, and during the past three (3) years have been, in compliance with all Applicable Laws, except where the failure to be in compliance with such Laws would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Acquired Companies hold all regulatory permits, approvals, licenses, and other authorizations, including franchises and ordinances issued or granted to the Acquired Companies by a Governmental Authority (the “Company Licenses”) that are required for the Acquired Companies to use, own, occupy and operate their assets and conduct their business as presently conducted, except where the failure to hold Company Licenses would not reasonably be expected to have a Company Material Adverse Effect.

(c) Each Company License is valid and in full force and effect and has not, during the past three (3) years, been suspended, revoked, cancelled or adversely modified, except where the failure thereof to be in full force and effect, or the suspension, revocation, cancellation or modification thereof, would not reasonably be expected to have a Company Material Adverse Effect. Except as would not reasonably be expected to have a Company Material Adverse Effect, no written or, to the Knowledge of the Company, verbal notice has been received by the Company or any of its Subsidiaries regarding any (x) violation of, or failure to comply with, any term or requirement of any Company License or (y) revocation, cancellation, suspension, invalidation or termination of or refusal to renew any Company License, and there are no Proceedings pending or threatened in writing that would reasonably be expected to result in the revocation, cancellation, termination, suspension, non-renewal or adverse modification of any Company License, and during the past three (3) years, there has not been any event, condition or circumstance that would preclude any Company License from being renewed in the ordinary course (to the extent that such Company License is renewable by its terms) or where the application or notice relating to the Company License has been refused.

(d) In connection with its collection, storage, transfer and/or use or other Processing of any personally identifiable information from individuals or other Personal Information, during the past three (3) years, the Acquired Companies have complied with (i) applicable requirements under Applicable Laws (collectively, the “Data Privacy and Security Laws”), (ii) privacy policies publicly published by any of the Acquired Companies, (iii) industry and self-regulatory standards applicable to any of the industries in which any Acquired Company operates and the Payment Card Industry Data Security Standard (PCI-DSS), and (iv) the requirements of any Contract to which an Acquired Company is a party or otherwise bound, in each case, except as would not reasonably be expected to have a Company Material Adverse Effect (clauses (i)-(iv), collectively, the “Data Privacy and Security Obligations”). The Acquired Companies have commercially reasonable physical, technical, organizational and administrative security measures and policies in place designed to protect all Personal Information in the possession or Processed by the Acquired Companies from and against unauthorized access, use and/or disclosure or other Processing, and the Acquired Companies have a vendor risk management process for vendors processing material Personal Information. To the Knowledge of the Company, during the past three (3) years, none of the Acquired Companies have received or sent (or been required to send) any written (or to the Knowledge of the Company, verbal) communication, claim, or to the Knowledge of the Company threat to or from any Person or Governmental Authority (i) relating to any actual or alleged material Security Incident or (ii) that alleges that any Acquired Company is not in compliance with any Data Privacy and Security Laws, except as would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, there have been no material unauthorized Processing of Personal Information.

(e) In the past five (5) years (and since April 24, 2019 in the case of Sanctions), the Company, its Subsidiaries, and their respective directors, managers, officers, and, to the Knowledge of the Company and its Subsidiaries, any employees, agents or representative thereof, (i) have complied in all material respects with applicable Anti-Corruption Laws and Trade Control Laws; and (ii) have not engaged in export, reexport, transfer or provision of any goods, software, technology, data or service in a manner that violated applicable Trade Control Laws.

(f) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries have, in the past five (5) years (and since April 24, 2019 in the case of Sanctions) been the subject of any allegation, investigation, charge, or prosecution by, or made any voluntary or involuntary disclosure to, a Governmental Authority, in each case related to the Anti-Corruption Laws, Trade Control Laws, or Sanctions.

(g) None of the Company, its Subsidiaries, nor any of their respective directors, managers, officers, or, to the Knowledge of the Company and its Subsidiaries, any employee, agent or representative thereof (i) has been or is a Sanctioned Person, and (ii) has, since April 24, 2019, acting for or on behalf of the Company or any Subsidiary, transacted business with or for the benefit of a Sanctioned Person in violation of applicable Sanctions, or otherwise violated applicable Sanctions.

Section 4.12 Litigation. There are no pending or, to the Knowledge of the Company, threatened in writing, Proceedings at law or in equity before or by any Governmental Authority against any of the Acquired Companies or any of their respective properties or assets that would reasonably be expected to have a Company Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon an Acquired Company which would reasonably be expected to have a Company Material Adverse Effect.

Section 4.13 Real Property.

(a) Section 4.13(a) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all Owned Real Property that is material to the conduct of the business of the Acquired Companies as currently conducted. Except as set forth on Section 4.13(a) of the Company Disclosure Letter or except as would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, (i) an Acquired Company owns good and marketable fee simple title (or the equivalent interest in the applicable jurisdiction) to the Owned Real Property subject only to Permitted Liens, (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein, (iii) the Company has not received any written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending with respect to the Owned Real Property, except as would not reasonably be expected to interfere materially with the ordinary conduct of the business of the Acquired Companies at such Owned Real Property, and (iv) the Company is not a party to any agreement to acquire any new real property or dispose of any Owned Real Property or any portion thereof or interest therein. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Owned Real Property is in good operating condition and repair, ordinary wear and tear and casualty excepted.

(b) Section 4.13(b) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all Leased Real Property that is material to the conduct of the business of the Acquired Companies as currently conducted. Except as set forth on Section 4.13(b) of the Company Disclosure Letter or except as would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, (i) an Acquired Company has a valid and enforceable leasehold estate in all Leased Real Property, subject to the Enforceability Exceptions and any Permitted Liens, (ii) no Acquired Company has received any written notice from any lessor of such Leased Real Property of, nor does the Company have Knowledge of the existence of, any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by the party that is the lessee or lessor of such Leased Real Property, and (iii) the Acquired Companies have not subleased the Leased Real Property or any portion thereof. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Leased Real Property is in good operating condition and repair, ordinary wear and tear and casualty excepted.

Section 4.14 Intellectual Property.

(a) Section 4.14(a) of the Company Disclosure Letter contains a complete and correct list of all material Registered IP. The Acquired Companies exclusively own all right, title and interest to and in the Company IP free and clear of any Liens (other than Permitted Liens) and, to the Knowledge of the Company, have the right to use or practice all Intellectual Property Rights used in or necessary for the conduct of the business of the Acquired Companies as currently conducted (collectively, together with the Company IP, the “Business IP”), except where the failure to so own or have the right to use the applicable Intellectual Property Right would not reasonably be expected to have a Company Material Adverse Effect. Each item of material Registered IP is valid, subsisting and, to the Knowledge of the Company, enforceable. None of the material Registered IP is subject to any pending challenge received by any Acquired Company in writing relating to the invalidity or unenforceability of such Registered IP (excluding ordinary course office actions at the U.S. Patent and Trademark Office or similar Governmental Authorities in connection with the prosecution of a patent or trademark application).

(b) To the Knowledge of the Company, no Acquired Company, nor the operation of the business of any Acquired Company, is currently infringing, misappropriating, or otherwise violating or, during the last three (3) years, has infringed misappropriated, or otherwise violated, any Intellectual Property Right of any other Person and no Proceeding is pending or, during the last three (3) years, has been threatened in writing against any Acquired Company alleging any infringement, misappropriation, or other violation of any Intellectual Property Rights of another Person (including unsolicited offers, demands, or requests to license, or cease and desist letters), except for any infringement, misappropriation, other violation or Proceeding that would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no Person is infringing, misappropriating, or otherwise violating any Company IP, and during the last three (3) years there have been no Proceedings pending or threatened in writing by any Acquired Company alleging any such infringement, misappropriation or other violation of any Company IP, except in each case for any infringement, misappropriation, other violation or Proceeding that would not reasonably be expected to have a Company Material Adverse Effect.

(c) The Acquired Companies take commercially reasonable measures to protect, safeguard and maintain the confidentiality of any Company IP which the Acquired Companies hold as a Trade Secret, except as would not reasonably be expected to have a Company Material Adverse Effect. The Acquired Companies exclusively own all right, title and interest in and to all Intellectual Property Rights authored, created, conceived, developed, or reduced to practice by a Person for or on behalf of any of the Acquired Companies either by written Contract (including a present tense grant of assignment to the Acquired Company of such Person’s right, title, and interest in and to such Intellectual Property Rights) or by operation of Applicable Law, except where the failure to so own the applicable Intellectual Property Right would not reasonably be expected to have a Company Material Adverse Effect. No material Trade Secret owned by any of the Acquired Companies has been disclosed or authorized to be disclosed to any Person, other than in the ordinary course of business in circumstances in which the applicable Acquired Company imposes reasonable confidentiality restrictions. To the Knowledge of the Company, except as would not reasonably be expected to have a Company Material Adverse Effect, no Person is in breach of any Contract referenced in this Section 4.14(c).

(d) The Acquired Companies take commercially reasonable steps (i) designed to prevent the introduction of Malicious Code into the Company IT Assets, and (ii) to protect the security and integrity of the Company IT Assets and all data stored or contained therein or transmitted thereby. To the Knowledge of the Company, during the last three (3) years, there have not been any (A) Security Incidents or (B) outages, failures, breakdowns, continued substandard performance, or other adverse events affecting the Company IT Assets, except for any Security Incidents, outages, failures, breakdowns, continued substandard performance, other adverse events affecting the Company IT Assets which would not reasonably be expected to have a Company Material Adverse Effect. The Company IT Assets are sufficient in all material respects (including with regard to associated license seats) for the needs of the Acquired Companies.

(e) Assuming the consents, approvals, authorizations and filings referred to on Section 4.04 of the Company Disclosure Letter have been made, and except as would not reasonably be expected to have a Company Material Adverse Effect, the consummation of the transactions contemplated by this Agreement will not impair any right of the Acquired Companies in or to any Business IP or Company IT Assets, and the Business IP and Company IT Assets will be owned, licensed, or available for use by the Acquired Companies immediately after the Closing on terms and conditions identical or substantially similar to those under which the Acquired Companies owned, used, or exploited the Business IP and Company IT Assets immediately prior to the Closing, without additional payments.

Section 4.15 Insurance Coverage. The Company has made available to Parent true and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Acquired Companies (the “Insurance Policies”). Each of the Insurance Policies is in full force and effect, all premiums due thereon have been paid in full and the Acquired Companies are in compliance in all respects with the terms and conditions of such Insurance Policies and none of the Acquired Companies has in the last three (3) years received any written or, to the Knowledge of the Company, verbal notice of cancellation, termination, non-renewal or denial of coverage with respect to any Insurance Policy, except, in each case, which would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.16 Tax Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) all Tax Returns required to be filed by or with respect to an Acquired Company have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true, correct and complete in all respects;

(b) all Taxes of each Acquired Company (whether or not shown to be due and payable on any such Tax Return) have been timely paid;

(c) each Acquired Company has withheld and remitted to the appropriate Governmental Authority all amounts for the payment of Taxes required to have been withheld and paid by such Acquired Company, and complied with reporting and recordkeeping requirements with respect thereto;

(d) no deficiency for any amount of Taxes has been asserted in writing or assessed by any Governmental Authority against any Acquired Company, except for deficiencies that have been satisfied by payment, settled, withdrawn or otherwise resolved;

(e) as of the date hereof, there are no audits, actions, suits, proceedings, adjustments or examinations by any Governmental Authority ongoing or pending or threatened in writing with respect to any Taxes of any Acquired Company;

(f) there are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of any Acquired Company (other than extensions that arise as a result of filing Tax Returns by the extended due date therefor);

(g) there are no Liens for Taxes upon any property or assets of any Acquired Company, except for Permitted Liens;

(h) none of the Acquired Companies have, within the past two (2) years, been a party to any transaction intended to qualify under Section 355 of the Code (or under so much of Section 356 of the Code as relates to Section 355 of the Code);

(i) no jurisdiction in which an Acquired Company does not file Tax Returns has made a claim in writing which has not been resolved that such Acquired Company is or may be liable for Tax in that jurisdiction;

(j) no Acquired Company has entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or any similar provision of state, local, or foreign Applicable Law);

(k) no Acquired Company (i) is a party to or bound by, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes (such as a loan or a lease); (ii) has been a member of an Affiliated Group filing a combined, consolidated, unitary or other similar Tax Return (other than an Affiliated Group the common parent of which is any of the Acquired Companies); or (iii) has any material liability for the Taxes of any Person other than the Company or any of its Subsidiaries pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-United States law), as a transferee or successor, or otherwise by operation of Applicable Law;

(l) no Acquired Company (including the Surviving Corporation) will be required to include or accelerate any item of income in, or exclude or defer any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any: (i) installment sale or open transaction disposition made on or prior to the Closing, (ii) change in method of accounting made or initiated on or before the Closing, (iii) use of an improper method of accounting prior to the Closing, (iv) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Applicable Law) executed prior to the Closing, or (v) prepaid amount, advanced amount, or deferred revenue received or accrued on or prior to the Closing outside the ordinary course of business;

(m) the Acquired Companies have complied with all escheat and unclaimed property Laws; and

(n) the Company reasonably expects that it has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Section 4.17 Employees and Employee Benefit Plans.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth a complete list of each material Plan. For purposes of this Agreement, “Plan” means any (i) “employee benefit plan” as that term is defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) employment, individual consulting, pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, bonus, incentive, or other employment or compensation plans, programs, policies, arrangements or agreements and (iii) medical, vision, dental or other health plans, or life insurance plans, programs, policies, arrangements or agreements, in each case, sponsored, maintained or contributed to by the Company or any of its Subsidiaries, or required to be maintained or contributed to by the Company or any of its Subsidiaries, including for the benefit of any current or former employees, directors, officers or individual consultants of the Company or any of its Subsidiaries and/or their dependents, or under or with respect to which the Company or any of its Subsidiaries has any current or contingent liability or obligation, excluding (x) any plan or program that is sponsored solely by a Governmental Authority to which the Company or any of its Affiliates or Subsidiaries contributes pursuant to Applicable Laws and (y) any Multiemployer Plan; provided, that for the avoidance of doubt, any employment offer letter or individual independent contractor or consultant agreement that is terminable upon no more than ninety (90) days’ notice without further liability (or such other period provided by Applicable Laws) need not be set forth on Section 4.17(a) of the Company Disclosure Letter.

(b) Each Plan that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status, and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to cause the loss of qualification of any such Plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Plan has been established, maintained and administered in accordance with its terms and in compliance with ERISA, the Code and other Applicable Laws, (ii) neither the Company nor any of its Subsidiaries has incurred (whether or not assessed) or reasonably expects to incur any Tax or penalty under Section 4975, 4980B, 4980D, 4980H, 6721 or 6722 of the Code or Section 409 or 502 of ERISA, (iii) all contributions and other payments that have become due with respect to each Plan or Multiemployer Plan, or that have become due to be made to any Governmental Authority, have been timely made or paid, (iv) there is no Proceeding or claim (other than routine and undisputed claims for benefits) pending or, to the Knowledge of the Company, threatened with respect to any Plan or against the assets of any Plan and (v) each Plan required to be registered or approved by a Governmental Authority has been so registered or approved and has been maintained in good standing with the applicable Governmental Authority.

(c) Except as set forth on Section 4.17(c) of the Company Disclosure Letter, no Plan is, and neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation under or with respect to, (i) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or (ii) any “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA), any plan that is treated for GAAP purposes as a defined benefit plan, or any pension plan subject to Title IV of ERISA or Section 412 of the Code.

(d) Except as set forth on Section 4.17(d) of the Company Disclosure Letter, no Plan provides, and neither the Company nor any of its Subsidiaries has any obligation to provide, for retiree or post-termination welfare benefits, other than (i) health care continuation coverage required by Section 4980B of the Code (“COBRA”) or other Applicable Law, (ii) coverage through the end of the calendar month in which a termination of employment occurs or (iii) pursuant to an applicable agreement, plan or policy requiring the Company or any Subsidiary to pay or subsidize COBRA premiums for a terminated employee following the employee’s termination (each, an “OPEB Plan”).

(e) Except as set forth in Section 4.17(e) of the Company Disclosure Letter or required by the terms of this Agreement, neither the execution of this Agreement nor the consummation of the Transactions will (either alone or upon occurrence of any additional or subsequent events): (i) entitle any current or former employee, officer, director or other individual service provider of the Acquired Companies (or any dependent or beneficiary thereof) to any material payment of compensation or benefits (whether in cash, property or the vesting of property); (ii) materially increase the amount of compensation or benefits due to any such person set forth in the preceding clause (i); (iii) accelerate the vesting, funding or time of payment of any material compensation, equity award or other benefit; (iv) restrict the ability of the Acquired Companies to merge, amend or terminate any Plan; or (v) result in any “excess parachute payment” (within the meaning of Section 280G of the Code).

(f) Except as set forth on Section 4.17(f), there is no, and in the past three (3) years there has been no, pending or, to the Knowledge of the Company, threatened (i) labor strike, walkout, work stoppage, slowdown, or lockout, or (ii) any unfair labor practice charge, labor arbitration, picketing, hand billing or other material labor dispute, in each case with, against, or with respect to current or former employees of the Company or any of its Subsidiaries, in each case, that would result in material liability for any member of the Acquired Companies. Except as set forth on Section 4.17(f) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any Labor Agreement. To the Knowledge of the Company,

except as set forth in Section 4.17(f), there are no labor unions, works councils, or other collective labor organizations representing, or purporting to represent any employee of the Company or any of its Subsidiaries in their capacity as such, and in the past three (3) years, to the Knowledge of the Company, there have been no labor organizing activities with respect to current or former employees of any Acquired Company. With respect to the transactions contemplated by this Agreement, there are no pre-signing or pre-closing notice, consultation, information, bargaining, or similar obligations owed by any Acquired Company to any employees or any labor union, works council, or other collective labor organization or employee representative body, or to any Governmental Authority responsible for labor or employment matters, under Applicable Law or Labor Agreement, except as would not reasonably be expected to have a Company Material Adverse Effect.

(g) Except as would not reasonably be expected to have a Company Material Adverse Effect, each Acquired Company is, and for the past three (3) years has been, in compliance with all Applicable Laws relating to employment, labor, and employment practices, including Laws relating to discrimination, harassment, retaliation, hours of work and the payment of wages or overtime wages and the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local Laws (the “WARN Act”).

(h) Except as would not reasonably be expected to be material to the Acquired Companies, each of the Acquired Companies has reasonably investigated all sexual harassment, or other harassment, discrimination, or retaliation allegations against current or former officers, directors, partners, or employees, of any Acquired Company that have been reported to the official reporting channels for such matters of any Acquired Company or of which the Company otherwise has Knowledge. With respect to each such allegation with potential merit, the Company or its applicable Subsidiary has taken corrective action reasonably calculated to prevent further improper action.

(i) To the Knowledge of the Company, no current employee with an annualized base compensation at or above $400,000, intends to terminate his or her employment with any Acquired Company prior to the one-year anniversary of the Closing.

(j) Each Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder or an available exemption therefrom. There is no Contract, agreement, plan or arrangement to which the Acquired Companies are bound to provide a gross-up or otherwise reimburse any current or former employee, director, officer or other individual service provider of the Acquired Companies for any Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state, local or foreign Tax law).

(k) With respect to each Plan subject to Title IV of ERISA or Section 412 of the Code (each, a “Title IV Plan”): (i) no reportable event (within the meaning of Section 4043 of ERISA) has occurred within the last three (3) years, or is reasonably expected to occur whether as a result of the Transactions or otherwise; (ii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the minimum funding standard under Section 430 of the Code has been satisfied and no waiver of any minimum funding standard or extension of any amortization periods has been requested or granted; (iii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all contributions required under Section 302 of ERISA and Section 412 of the Code have been timely made; (iv) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all amounts due to the Pension Benefit Guaranty Corporation (“PBGC”) pursuant to Section 4007 of ERISA have been timely paid; (v) with respect to each Title IV Plan for which there has been a significant reduction in the rate of future benefit accrual as referred to in Section 204(h) of ERISA, the requirements of Section 204(h) of ERISA have been complied with; (vi) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Title IV Plan has been or is considered to be in “at risk” status under Section 430 of the Code or has been required to apply any of the funding-based limitations under Section 436 of the Code; (vii) there has been no event described in Section 4062(e) of ERISA, and the Transactions will not result in any event described in Section 4062(e) of ERISA; (viii) no event has occurred or circumstances exist that could result in a liability under or with respect to Section 4069 of ERISA; and (ix) no notice of intent to terminate any Title IV Plan has been filed and no amendment to treat a Title IV Plan as terminated has been adopted and no proceeding has been commenced by the PBGC to terminate any Title IV Plan.

(l) With respect to each material Plan, the Company has delivered or made available to Parent true, correct and complete copies of the following: (i) the current plan document and all amendments thereto (and for any unwritten plan, a summary of the material terms); (ii) the most recent summary plan description and all summaries of material modification thereto; (iii) the most recent determination, opinion or advisory letter received from the IRS; (iv) the most recent Form 5500 annual report (with all schedules and attachments thereto); (v) the most recent actuarial valuation report; (vi) all related trust agreements, insurance contracts and other funding arrangements; and (vii) any non-routine correspondence with any Governmental Authority dated within the last three (3) years.

Section 4.18 Environmental Matters. Except as set forth on Section 4.18 of the Company Disclosure Letter, the Acquired Companies are, and for the past three (3) years have been, in compliance with all Environmental Laws, except for any such instance of non-compliance that would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 4.18 of the Company Disclosure Letter, the Acquired Companies hold and are, and for the past three (3) years have been in compliance with, all permits, licenses, registrations, certificates, approvals and other authorizations required under Environmental Laws to permit the Acquired Companies to own, occupy and operate their assets and to conduct the business of the Acquired Companies as presently conducted, except where the absence of any such permit would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 4.18 of the Company Disclosure Letter, as of the date of this Agreement, there are no, and in the past three (3) years have been no, claims or notices of violation pending or issued, or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries alleging violations of or liability under any Environmental Laws, except for any such claim or notice that would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 4.18 of the Company Disclosure Letter, there has been no release, manufacture, distribution, marketing, sale, disposal, or arrangement for disposal of, contamination by, or exposure of any Person to, any Hazardous Substance (or any products containing Hazardous Substance), in each case as would result in liability for any member of the Acquired Companies, except for such liability that would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 4.18 of the Company Disclosure Letter, no member of the Acquired Companies has assumed, provide an indemnity with respect to, or become subject to any liability of any other Person arising under or relating to Environmental Laws or Hazardous Substances, except for such liability that would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.19 Information in the Proxy Statement. The Proxy Statement (and any amendment thereof or supplement thereto), as of the date mailed to the Company’s stockholders and as of the time of any meeting of the Company’s stockholders to be held in connection with the Merger, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement (and any amendment thereof or supplement thereto) will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities Laws. The representations and warranties contained in this Section 4.19 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Sub or any of their respective Representatives.

Section 4.20 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 5.11, the Company Board has adopted such resolutions and taken all such other actions as are necessary to render inapplicable to this Agreement, the Merger and any of the Transactions, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. Other than Section 203 of the DGCL, no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation under the laws of the State of Delaware or other Applicable Laws is applicable to the Company, the Merger or any of the Transactions.

Section 4.21 Required Vote. The Required Company Stockholder Approval is the only vote of the holders of any of the Company Capital Stock necessary to adopt this Agreement and approve the Merger and the other Transactions.

Section 4.22 No Brokers. Except for Evercore Group L.L.C., there is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who will be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the Transactions. The Company has made available to Parent a true, correct and complete copy of any engagement letter or other Contract between the Company and Evercore Group L.L.C. under which any fees or expenses will become payable in connection with the Merger and the other transactions contemplated by this Agreement.

Section 4.23 Food and Regulatory Matters. In each case of clauses (a) through (e) except as would not reasonably be expected to have a Company Material Adverse Effect, over the past three (3) years:

(a) No products sold or distributed by or on behalf of the Acquired Companies, and no products currently in inventory, are or were “adulterated,” “misbranded” or otherwise violative within the meaning of the U.S. Federal Food, Drug, and Cosmetic Act and/or under any other Applicable Laws.

(b) There have been no recalls, and there are no pending or threatened recalls or withdrawals, of any product produced or sold by the Acquired Companies or resulting from any alleged deficiency in a product produced or sold by the Acquired Companies.

(c) The operations of the Acquired Companies are and have been in material compliance with all Applicable Laws issued or implemented by the United States Food and Drug Administration (“FDA”) and any other comparable Governmental Authority, including those applicable to food contact materials, food packaging, food additives, food equipment, medical devices, medical device packaging, drug products, drug product containers and closures and other packaging, product labeling and advertising, and current good manufacturing practices.

(d) The Acquired Companies have obtained, maintained, and complied with all Company Licenses, and made all notifications to Governmental Authorities, that in each case are required pursuant to Applicable Laws to make, market, import, export, distribute or sell the Company’s products, including as applicable, any required ingredient, product, or process approvals, notifications, or certifications.

(e) The Acquired Companies have not been subject to any adverse inspection identifying critical violations, FDA Form 483, warning letter or other compliance or enforcement action from or by the FDA or any other comparable Governmental Authority with respect to the services or products of the Acquired Companies, or any Company-operated facility used in the manufacture, handling, storage or distribution of any products of the Acquired Companies, and there are currently no pending, or to the Company’s Knowledge, threatened actions of such type or nature.

Section 4.24 Product Liability and Warranty. (a) Each product sold or delivered by the Acquired Companies over the past three (3) years, and all products currently in inventory, have been in conformity in all material respects with contractual commitments and express and implied warranties, (b) there are no pending, or to the Knowledge of the Company, threatened claims with respect to any warranty relating to the products of the Acquired Companies, (c) the Acquired Companies have not received written notice, nor does the Company have Knowledge, of any statements, citations or decisions by any Governmental Authority declaring any products of the Acquired Companies defective or unsafe, (d) there are no pending, or to the Knowledge of the Company, threatened product liability claims involving any products of the Acquired Companies, (e) the Acquired Companies do not have, and in the past three (3) years have not had, any material liability (contingent or otherwise) in respect of any product or item designed, produced, packaged, labeled, marketed, sold or distributed by or on their behalf, in each case of clauses (a) through (e) except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.25 Opinion of Financial Advisor. The Company has received the opinion of Evercore Group L.L.C., financial advisor to the Company, to the effect that, as of the date of this Agreement, and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth therein, the Merger Consideration to be received by holders of Company Common Stock (other than any holders of any Cancelled Shares or any Dissenting Shares) in the Merger is fair, from a financial point of view, to such holders.

Section 4.26 No Additional Representations or Warranties. Except as provided in Article V or in any certificate to be delivered by Parent in connection with this Agreement, the Company agrees and acknowledges that neither Parent nor Merger Sub nor any other Person on their behalf makes any express or implied representation or warranty with respect to Parent, Merger Sub, any of their respective Subsidiaries, or with respect to any other information provided to the Company in connection with the Transactions, including the accuracy, completeness or timeliness thereof. The Company agrees and acknowledges that neither Parent nor any other Person will have or be subject to any claim, liabilities or any other obligation to the Company or any other Person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to the Company for purposes of the Transactions or management presentations in expectation of the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in Article V or in any certificate to be delivered by Parent in connection with this Agreement.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent Disclosure Letter, Parent and Merger Sub each represent and warrant to the Company:

Section 5.01 Corporate Existence and Power. Parent is a limited liability company and Merger Sub is a corporation, and each is duly formed or incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all limited liability company or corporate power, as applicable, and legal right and authority required to own, lease and operate its assets and properties and carry on its business as currently owned, operated or conducted, except where the failure to have such power and authority would not materially impair the ability of Parent or Merger Sub to consummate the Transactions. Each of Parent and Merger Sub is duly qualified to do business as a foreign corporation and, where such concept is recognized, is in good standing under the Applicable Laws in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not materially impair the ability of Parent or Merger Sub to consummate the Transactions.

Section 5.02 Corporate Authorization.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation of the Transactions have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub (subject, with respect to Merger Sub, only to approval by its sole stockholder, which will be effected by written consent effective immediately following the execution of this Agreement), and no other limited liability company or corporate proceedings on the part of Parent and Merger Sub are necessary to authorize the execution and delivery of this Agreement or for each of Parent and Merger Sub to consummate the Transactions (other than, with respect to the Merger, the filing of the Certificate of Merger with the Delaware Secretary of State). Assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement has been duly and validly executed and delivered by Parent and Merger Sub and constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions.

(b) The board of managers, directors or similar governing body of each of Parent and Merger Sub has duly adopted resolutions (i) determining that this Agreement and the Transactions, including the Merger, are advisable, fair and in the best interests of Parent, Merger Sub and their respective stockholders or other equityholders, as applicable and (ii) approving the execution, delivery and performance of this Agreement and the consummation of the Transactions. Parent, acting in its capacity as the sole stockholder of Merger Sub, will immediately after execution hereof approve and adopt this Agreement.

(c) No vote of, or consent by, the holders of any equity interests of Parent is necessary to authorize the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions or otherwise required by Parent’s organizational documents, Applicable Law or any Governmental Authority.

Section 5.03 Governmental Authorization. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of the Certificate of Merger with the Delaware Secretary of State, (ii) filings or notifications under the Antitrust Laws or the Foreign Investment Laws, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (iv) compliance with any applicable rules of NYSE, and (v) where failure to take any such actions or filings would not materially impair or delay the ability of Parent or Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement on a timely basis.

Section 5.04 Non-Contravention. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, the consummation by each of Parent or Merger Sub of the Transactions and the compliance by each of Parent or Merger Sub with any of the provisions of this Agreement does not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws (or comparable organizational documents) of Parent or Merger Sub, (ii) assuming the consents, approvals, authorizations and filings referred to in Section 5.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such consent has been satisfied or waived, contravene, conflict with or result in a violation or breach of any Applicable Law or (iii) assuming compliance with the matters referred to in Section 5.03, require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any Contract, except in the case of clauses (ii) and (iii) above, any such violation, breach, default, right, termination, amendment, acceleration, cancellation or loss that would not, individually or in the aggregate, materially impair or delay the ability of Parent or Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement on a timely basis.

Section 5.05 Litigation. There are no pending or threatened in writing, Proceedings at law or in equity or investigations before or by any Governmental Authority against Parent or any of its Subsidiaries or any of their respective properties or assets, in each case, that would reasonably be expected to materially impair the ability of Parent or Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement. There is no unsatisfied judgment or any open injunction binding upon Parent or any of its Subsidiaries which would reasonably be expected to materially impair the ability of Parent or Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement.

Section 5.06 No Brokers. As of the date of this Agreement, except as set forth on Section 5.06 of the Parent Disclosure Letter, there is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of any of Parent or its Subsidiaries who will be entitled to any fee or commission from the Company in connection with the Transactions.

Section 5.07 Ownership of Company Capital Stock.

(a) As of the date of this Agreement, Parent and Merger Sub and their respective Subsidiaries do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of Company Common Stock or other securities of the Company or any options, warrants or other rights to acquire Company Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company except pursuant to this Agreement.

(b) As of the date hereof, neither Parent nor any of its Affiliates has entered into any Contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any Contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (i) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration (other than pursuant to this Agreement) or (ii) any stockholder of the Company in its capacity as such (A) agrees to vote to adopt this Agreement or the Merger or (B) agrees to vote against, or not to tender its shares of Company Common Stock in, any Acquisition Proposal.

Section 5.08 Financial Capacity. Parent has delivered to the Company a true and complete copy of (a) an executed equity commitment letter dated the date hereof (the “Equity Commitment Letter”) from Guarantor to provide to Parent on the Closing Date the Equity Financing pursuant to which Guarantor has committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein for the purpose of funding certain amounts payable by Parent or Merger Sub in connection with the Transactions and the Equity Commitment Letter, which Equity Commitment Letter provides that the Company is an express third party beneficiary thereto, (b) the executed Debt Commitment Letter and (c) the Debt Fee Letter, which Debt Fee Letter has been redacted in a customary manner to remove only those items related to existence and/or amount of fees, pricing terms, pricing caps, “market flex” provisions and other economic terms and commercially sensitive information set forth therein, which redacted information does not adversely impact conditionality, enforceability, the amount (other than through the operation of additional original issue discount or upfront fees) or availability of the Debt Financing. None of the Commitment Letters have been amended or modified in any manner prior to the date of this Agreement, provided that the existence or exercise of “market flex” provisions contained in the Debt Fee Letter, shall not constitute an amendment or modification of the Debt Commitment Letter. As of the date hereof, neither Parent nor any of its Affiliates has entered into any agreement, side letter or other commitment or arrangement relating to the funding of the Financing, other than as set forth in the Commitment Letters and the Debt Fee Letter, as applicable, that would reasonably be expected to adversely affect the availability of the Financing. Assuming the funding in full of the Financing on the Closing Date and the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, as of the date hereof, the aggregate proceeds of the Debt Financing (both before and after giving effect to the exercise of any or all “market flex” provisions related thereto) and the Equity Financing, together with cash and cash equivalents held by the Company and its Subsidiaries immediately prior to the Closing that are available to be used for this purpose, will be sufficient to consummate the Transactions on the Closing Date, including (i) the payment of the aggregate Merger Consideration, to which holders of Company Common Stock will be entitled at the Effective Time pursuant to this Agreement to be made on the Closing Date, (ii) the repayment or refinancing of the Company Credit Agreement and (iii) the payment of all fees and expenses required to be paid by Parent or Merger Sub on the Closing Date in connection with the Transactions (collectively, the “Required Amount”). As of the date hereof, the commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect. As of the date hereof, the Commitment Letters are in full force and effect and are valid, binding and enforceable obligations of Parent and, to the Knowledge of Parent, each other party thereto (in each case, subject to the Enforceability Exceptions). Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable under the Commitment Letters on or prior to the date of this Agreement in connection with the Financing. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or, to the Knowledge of Parent, any other party thereto under any term of the Commitment Letters. As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing other than those set forth in the Commitment Letters and the Debt Fee Letter. As of the date hereof, assuming satisfaction of the conditions set forth in Section 7.01 and Section 7.02, (i) Parent is not aware of any fact or occurrence existing that would reasonably be expected to cause any of the conditions precedent set forth in the Commitment Letters to not be satisfied on or prior to the Closing Date and (ii) Parent has no reason to believe that the Financing will not be made available to Parent on the Closing Date. Without expanding or amending the rights and remedies of the Company under Article VIII or Section 9.02, Parent and Merger Sub expressly agree and acknowledge that their obligations hereunder, including Parent’s and Merger Sub’s obligations to consummate the Merger, are not subject to, or conditioned on, Parent’s or Merger Sub’s receipt of financing.

Section 5.09 Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the actual intent to hinder, delay or defraud either present or future creditors of any Acquired Company. Assuming the accuracy of the representations and warranties in Article IV, each of Parent and the Surviving Corporation will, immediately after giving effect to all of the Transactions, including the payment of any amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses, be solvent at and immediately after the Effective Time. As used in this Section 5.09, the term “solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent and Merger Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries will exceed their debts, (b) each of Parent and Merger Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries have not incurred debts beyond its ability to pay such debts as such debts mature and (c) each of Parent and Merger Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries, does not have an unreasonably small amount of capital with which to conduct its business. For purposes of this Section 5.09, “debt” means any liability on a claim, and “claim” means any (i) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 5.10 Information in the Proxy Statement. The Proxy Statement (and any amendment thereof or supplement thereto) will not, as of the date mailed to the Company’s stockholders and as of the time of the meeting of the Company’s stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that the representations and warranties contained in this Section 5.10 will not apply to statements or omissions included or incorporated by reference in (or, in the case of omissions, excluded from) the Proxy Statement based upon information supplied or omitted by any Person other than Parent (including the Company or any of its Representatives).

Section 5.11 Ownership of Merger Sub; No Prior Activities. All of the authorized capital stock of Merger Sub consists of 1,000 shares, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding shares of stock of Merger Sub are, and at the Effective Time will be, owned directly by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions. Except for obligations or liabilities incurred in connection with, or incidental to, its formation and maintenance, or otherwise relating to the Transactions or the post-Closing ownership of the Company and its Subsidiaries, Merger Sub has not and will not prior to the Effective Time have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.12 Company Arrangements. Other than this Agreement, as of the date hereof, none of Parent or Merger Sub, or their respective executive officers, directors or Affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers, directors or Subsidiaries of the Company relating in any way to the Transactions or the operations of the Company.

Section 5.13 No Additional Representations and Warranties. Except as provided in Article IV or in any certificate to be delivered by the Company in connection with this Agreement, Each of Parent and Merger Sub agrees and acknowledges that neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to the Company, any of its Subsidiaries, or with respect to any other information provided to Parent and Merger Sub in connection with the Transactions, including the accuracy, completeness or timeliness thereof. Each of Parent and Merger Sub agrees and acknowledges that neither the Company nor any other Person will have or be subject to any claim, liabilities or any other obligation to Parent, Merger Sub or any other Person resulting from the distribution or failure to distribute to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to Parent and Merger Sub for purposes of the Transactions or management presentations in expectation of the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in Article IV or in any certificate to be delivered by the Company in connection with this Agreement.

ARTICLE VI.

COVENANTS OF THE PARTIES

Section 6.01 Conduct of the Company Pending the Merger.

(a) The Company agrees that, from the date of this Agreement until the earlier of the Effective Time or the valid termination of this Agreement in accordance with Section 8.01, except (i) as set forth in Section 6.01(a) of the Company Disclosure Letter, (ii) as required by Applicable Law, (iii) as expressly contemplated by this Agreement, (iv) for any commercially reasonable actions in response to an emergency condition that presents a significant risk of imminent harm to human health (provided, that the Company shall, to the extent reasonably practicable under the circumstances, consult with Parent and take into account its views prior to taking any such actions pursuant to this clause (iv)) or (v) otherwise with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its Subsidiaries to, (x) conduct its operations, in all material respects, in the ordinary course of business, and (y) use its commercially reasonable efforts to preserve the goodwill and current relationships of the Acquired Companies with customers, suppliers, creditors, employees and other Persons with which the Company or any of its Subsidiaries has material business relations; provided, that the failure by an Acquired Company to take any action expressly prohibited by any clause in the following sentence shall not be deemed to be a breach of the covenants contained in this sentence. Without limiting the foregoing, and as an extension thereof, except (A) as set forth in Section 6.01(a) of the Company Disclosure Letter, (B) as required by Applicable Law, (C) as expressly contemplated by this Agreement, or (D) otherwise with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries not to, from the date of this Agreement until the earlier of the Effective Time or the valid termination of this Agreement in accordance with Section 8.01:

(i) amend the certificate of incorporation, bylaws or other organizational documents of the Acquired Companies in any respect (other than immaterial amendments to the organizational documents of the Company’s Subsidiaries);

(ii) (A) issue, sell, grant options or rights to purchase or receive, pledge, encumber or authorize or propose the issuance, sale, grant of options or rights to purchase or pledge or encumber, any Company Capital Stock, Company Compensatory Award or any other equity securities or equity-based interests, other than issuance of shares of Company Common Stock issuable with respect to the exercise, vesting or settlement of Company Compensatory Awards outstanding as of the date hereof or expressly permitted by the terms of this Agreement, (B) split, subdivide, combine, recapitalize or reclassify any of its shares of capital stock or (C) acquire, repurchase or redeem, directly or indirectly, any shares of capital stock of the Acquired Companies;

(iii) make, set aside, declare, establish a record date for or pay (whether in cash, stock, property or any combination thereof), any dividend or distribution to the stockholders of the Company, other than regular quarterly dividends (with payment dates consistent with past practice) by the Company in an amount not to exceed $0.20 per share (provided that (A) no dividends shall be permitted if a Dividend Suspension Condition has occurred and (B) with respect to the second fiscal quarter of 2026, the payment date (and record date) for any dividend shall not occur prior to June 27, 2026);

(iv) other than any Labor Agreement (but subject to Section 6.01(a)(xiii) for any such Labor Agreement), (A) except in the ordinary course of business, modify in any material respect or terminate (excluding any expiration in accordance with its terms) any Company Material Contract, (B) enter into any Contract which, if in existence on the date of this Agreement, would have been a Company Material Contract, except in the ordinary course of business (other than with respect to Company Material Contracts of a nature described in any of clauses (iii), (iv), (viii)(B), (xi) and (xii) of Section 4.09(a)), or (C) waive or release any material rights or claims of the Acquired Companies under any Company Material Contract;

(v) sell, assign, transfer, convey, lease, license, mortgage, encumber, grant any Lien upon or otherwise dispose of any material Real Property or other material tangible assets or properties, except the sale of inventory in the ordinary course of business;

(vi) except as required by any Labor Agreement or the terms of a Plan in existence as of the date hereof: (A) grant or announce any cash or equity or equity-based incentive awards, bonus, transaction, change of control, retention, severance or similar compensation or any increase in the salaries, bonuses or other compensation and benefits payable to any current or former employee, officer, director or other individual service provider of the Acquired Companies, (B) establish, adopt, enter into or materially amend any material Plan (or any plan, program, agreement or arrangement that would be a material Plan if in effect on the date hereof), (C) materially increase or accelerate the funding, payment or vesting of the compensation or other benefits (including any equity or equity-based incentive awards) payable to any current or former employee, director, officer or other individual service provider of any Acquired Company, (D) hire, promote or engage, or otherwise enter into any employment or consulting agreement or arrangement with, or terminate (other than for cause) the employment or engagement of any employee, director, officer or other individual service provider of the Company whose annualized base compensation exceeds $400,000 or (E) make any deposits or contributions of cash or other property or take any other action to fund or in any other way secure the payment of compensation or benefits under any material Plan, other than deposits and contributions that are required pursuant to the terms of any such Plan or any Contracts subject to any such Plans in effect as of the date hereof of as required by Applicable Law;

(vii) other than the Merger or any merger or consolidation of any wholly owned Subsidiary of the Company with another wholly owned Subsidiary of the Company that does not have any adverse tax impact on the Acquired Companies, (A) merge or consolidate any Acquired Company with any Person, (B) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Acquired Company or (C) invest in or make any capital contribution to any other Person or acquire any equity interest in any other Person;

(viii) make any loans or advances of money to any Person (other than for transactions solely among the Acquired Companies that are wholly owned by the Company that do not have an adverse tax impact on the Acquired Companies), except for (A) advances to employees or officers of the Acquired Companies for business expenses or (B) extensions of credit to customers, in each case, incurred in the ordinary course of business and in accordance with the Acquired Companies policies;

(ix) (A) make (other than in the ordinary course of business), change, or rescind any material Tax election, (B) settle or compromise (including enter into any closing agreement with respect to) any material Tax claim, audit or assessment for an amount materially in excess of the amount accrued or reserved therefor in the Company’s financial statements included in the Company SEC Documents, (C) file any material amended Tax Return, (D) surrender any right to claim a material refund of Taxes (other than through the passage of time), (E) agree to any extension or waiver of the statute of limitations applicable to any material Taxes other than in the ordinary course of business, or (F) except as required by GAAP, change any material accounting principles, methods or practices (including in respect of Taxes);

(x) make, incur or commit to any capital expenditures other than those that are set forth on the capital expenditure budget attached to Section 6.01(a)(x) of the Company Disclosure Letter;

(xi) create, incur, assume or guarantee any indebtedness for borrowed money or issue any debt securities or guarantees thereof other than in the ordinary course of business; provided, that the foregoing shall not restrict the incurrence of indebtedness (A) for borrowed money in the ordinary course of business under the revolving credit facility in the Company Credit Agreement or (B) for borrowed money under the delayed draw term loan facility in the Company Credit Agreement, the net proceeds of which are used to refinance other indebtedness for borrowed money;

(xii) cancel, reduce, terminate or fail to maintain in effect any of the Insurance Policies;

(xiii) (A) (1) materially modify, terminate, or enter into any Labor Agreement, except for entering into any successor agreement to a Labor Agreement set forth on Section 4.17(f) of the Company Disclosure Letter that would otherwise expire prior to the Closing in the ordinary course of business and on terms that do not increase total labor costs by more than five percent (5%) over total labor costs under the predecessor Labor Agreement or (2) recognize or certify any labor union, works council or other labor organization as the bargaining representative for any employees of any Acquired Company; (B) implement or announce any employee layoffs, furloughs, reductions in force, plant closings, reductions in compensation or other similar actions that trigger notice obligations under the WARN Act; or (C) waive or release, in either case in writing, any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor of any Acquired Company in a manner that would be material to the Acquired Companies;

(xiv) settle, discharge or compromise any pending or threatened dispute, action, suit, claim or other proceeding, except for settlements that (A) do not involve the payment of monetary damages in excess of $1,000,000 individually or $5,000,000 in the aggregate and (B) do not impose any material non-monetary obligations or restrictions on the Acquired Companies (excluding customary confidentiality obligations and releases of claims);

(xv) (A) sell, assign, transfer, abandon, permit to lapse or expire (other than the expiration of Registered IP at the end of the maximum applicable statutory term), license (other than non-exclusive licenses that constitute Permitted Liens), abandon, fail to maintain, subject to any Lien (other than a Permitted Lien) or otherwise dispose of any material Company IP, or (B) disclose any Trade Secret, other confidential information to any Person (other than in the ordinary course of business in circumstances in which it imposes reasonable and customary confidentiality restrictions preserving all rights of the Acquired Companies); or

(xvi) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 6.01(a).

(b) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, any right to control or direct the operations of the Acquired Companies prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

Section 6.02 Go Shop; Competing Proposals.

(a) Notwithstanding any other provision of this Agreement to the contrary, during the period (the “Go Shop Period”) beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern time) on (A) the thirtieth (30th) day following the date of this Agreement with respect to any Person or Group who is not an Excluded Party, or (B) the Cut-Off Time, with respect to any Excluded Party, the Company and its Representatives shall be permitted to, directly and indirectly, (i) solicit, initiate, seek, encourage and facilitate, whether publicly or otherwise, Acquisition Proposals or inquiries, indications of interest or requests for information that may reasonably be expected to lead to an Acquisition Proposal, (ii) subject to the entry into, and in accordance with, an Acceptable Confidentiality Agreement, provide access to non-public information or afford access to the books or records or officers of the Acquired Companies; provided, that (x) the Company shall provide to Parent any non-public information concerning the Acquired Companies that is provided to any Person during such Go Shop Period which was not previously provided to Parent promptly (and in any event, within twenty four (24) hours) following the Company providing such information to such other Person and (y) the Company shall not provide (and shall not permit any of its Representatives to provide) in connection with the actions permitted by this Section 6.02(a) any competitively sensitive nonpublic information to any Person who is or who has one or more Affiliates that is a competitor of any Acquired Company (as determined by the Company in its reasonable discretion), except in the case of this clause (y) in accordance with customary “clean room” procedures, and (iii) enter into, engage in, and maintain discussions and negotiations with respect to Acquisition Proposals or inquiries, indications of interest or requests for information that may reasonably be expected to lead to Acquisition Proposals. Notwithstanding anything to the contrary therein, for purposes of (i) this Section 6.02(a) and Section 6.02(c), any reference to “twenty-four (24) hours” during the period between December 24, 2025 and January 1, 2026 and (ii) Section 6.02(f)(i), any reference to “one (1) Business Day”, shall, in each case, be deemed to mean the lesser of (x) forty-eight (48) hours and (y) one (1) Business Day.

(b) Except as otherwise permitted by this Section 6.02, the Company shall, and shall cause its Subsidiaries and its and their respective directors and officers to, and use reasonable best efforts to cause its other Representatives to:

(i) from 12:01 a.m. (Eastern time) on the thirty-first (31st) day following the date of this Agreement (the “No-Shop Period Start Date”) (or, with respect to an Excluded Party, from the Cut-Off Time), (w) cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Third Party with respect to an Acquisition Proposal, (x) request in writing the prompt return or destruction of all non-public information concerning the Acquired Companies theretofore furnished to any such Person with whom a confidentiality agreement was entered into at any time within the nine (9)-month period immediately preceding the No-Shop Period Start Date; and (y) immediately terminate all access granted to any Third Party and its Representatives to any physical or electronic data room (and any other diligence access); and

(ii) from and after the No-Shop Period Start Date (or, with respect to an Excluded Party, the Cut-Off Time) until the Effective Time or the date, if any, on which this Agreement is validly terminated in accordance with Article VIII, not (A) solicit, initiate, seek or knowingly facilitate or encourage any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (B) enter into, continue, or otherwise participate in any discussions or negotiations with, or furnish any non-public information relating to the Acquired Companies to, or afford or permit access to the business, properties, books or records, personnel or officers of the Acquired Companies to, any Third Party with respect to, or that is intended to or would be reasonably expected to lead to the submission of, an Acquisition Proposal; provided, that notwithstanding the foregoing, solely in the event that the Company Board determines in good faith, after consultation with its financial and outside legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law, the Company shall be permitted to grant a waiver of or terminate any “standstill” or similar agreement or obligation of any Third Party with respect to the Acquired Companies to allow such Third Party to submit an Acquisition Proposal, (C) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement with respect to any Acquisition Proposal, other than an Acceptable Confidentiality Agreement (an “Alternative Acquisition Agreement”) or (D) authorize or commit to do any of the foregoing.

Notwithstanding the commencement of the obligations of the Company under this Section 6.02(b) on the No-Shop Period Start Date, the parties hereto agree that the Company and its Representatives may continue to engage in the activities described in subclauses (i) and (ii) of this Section 6.02(b) with respect to each Excluded Party (including, for the avoidance of doubt, with respect to any amended or new Acquisition Proposal submitted by any Excluded Party) on and after the No-Shop Period Start Date until the Cut-Off Time (at which time all activities that the Company and its Representatives are prohibited from taking pursuant to this Section 6.02(b) and Section 6.02(c) with respect to an Excluded Party must immediately cease); provided, that the provisions of Section 6.02(d) and Section 6.02(e) will apply with respect to any Excluded Party and its Acquisition Proposal.

(c) Notwithstanding anything to the contrary contained in Section 6.02(b), if at any time after the No-Shop Period Start Date (or, with respect to an Excluded Party, the Cut-Off Time) prior to adoption of this Agreement by the Required Company Stockholder Approval (i) the Company has received a written Acquisition Proposal from a Third Party that did not result from a breach of Section 6.02(b) and (ii) the Company Board determines in good faith, after consultation with its financial and outside legal advisors, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Applicable Law, then the Company and its Representatives may (x) subject to and in accordance with an Acceptable Confidentiality Agreement, furnish non-public information, and afford access to the books or records or officers of the Acquired Companies, to such Third Party and its Affiliates and Representatives and (y) engage in discussions and negotiations with such Third Party and its Affiliates and Representatives with respect to the Acquisition Proposal; provided, that (A) any non-public information concerning the Acquired Companies made available to any Third Party shall, to the extent not previously made available to Parent, be made available to Parent promptly (and in any event, within twenty four (24) hours) following it being made available to such Third Party and (B) the Company shall not provide (and shall not permit any of its Representatives to provide) in connection with the actions permitted by this Section 6.02(c) any competitively sensitive nonpublic information to any Person who is or who has one or more Affiliates that is a competitor of any Acquired Company (as determined by the Company in its reasonable discretion), except in the case of this clause (B) in accordance with customary “clean room” procedures. Notwithstanding anything to the contrary set forth in this Section 6.02 or elsewhere in this Agreement, the Company, its Subsidiaries and its Representatives may, in any event (without the Company Board having to make the determination in clause (ii) of the preceding sentence), contact any Third Party solely to seek to clarify any terms and conditions of any Acquisition Proposal made by such Third Party to determine whether such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and to inform such Third Party of the provisions of this Section 6.02.

(d) Except as expressly permitted by this Section 6.02(d) or Section 6.02(e), neither the Company Board nor any committee thereof shall (i) withdraw, withhold, qualify, modify (in a manner adverse to Parent), or propose publicly to withdraw, withhold, qualify or modify (in a manner adverse to Parent) the Company Board Recommendation; (ii) fail to include the Company Board Recommendation in the Proxy Statement; (iii) adopt, approve, endorse, recommend or otherwise declare advisable, or publicly propose to adopt, approve, endorse, recommend or otherwise declare advisable, any Acquisition Proposal; (iv) in the event that any Acquisition Proposal structured as a tender or exchange offer is commenced, fail to recommend against acceptance of such tender or exchange offer by the Company’s stockholders within ten (10) Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act; or (v) in the event of an Acquisition Proposal that is not covered by the foregoing clause (iv), fail to publicly reaffirm the Company Board Recommendation within five (5) Business Days after Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation on more than one occasion in respect of each Acquisition Proposal; provided that any material modification to an Acquisition Proposal shall be deemed to be a separate Acquisition Proposal for purposes of this parenthetical) (any of the actions described in clauses (i) through (v) of this Section 6.02(d), an “Adverse Recommendation Change”); or (vi) cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Required Company Stockholder Approval, the Company Board shall be permitted, subject to compliance with and solely in the circumstances expressly contemplated by Section 6.02(e), (x) to terminate this Agreement to concurrently enter into a definitive Alternative Acquisition Agreement with respect to a Superior Proposal and/or (y) to effect any Adverse Recommendation Change, if, in either case, the Company Board determines in good faith, after consultation with its financial and outside legal advisors, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Applicable Law. For the avoidance of doubt, nothing in this Section 6.02(d) shall be deemed to prohibit, and no Adverse Recommendation Change shall be deemed to have occurred due to, any of the actions expressly permitted by clauses (i) and (ii) of Section 6.02(g).

(e) The Company Board shall not be entitled to effect an Adverse Recommendation Change, or terminate this Agreement pursuant to Section 8.01(h), as applicable, unless:

(i) (A) the Company Board has received an Acquisition Proposal that it has determined constitutes a Superior Proposal, (B) the Company has provided, at least four (4) Business Days in advance, written notice (a “Notice of Termination/Adverse Recommendation Change”) to Parent that the Company intends to take such action (it being understood that the delivery of a Notice of Termination/Adverse Recommendation Change and any amendment or update thereto and the determination to so deliver such notice, amendment or update will not, by itself, constitute an Adverse Recommendation Change), which notice includes a reasonably detailed written description of the material terms of the Superior Proposal and copies of any written material relating to such Superior Proposal provided to the Company or its Representatives, (C) during the four (4)-Business Day period following the time of Parent’s receipt of the Notice of Termination/Adverse Recommendation Change (the “Match Period”), the Company shall, and shall cause its directors, officers and employees to, and shall have used reasonable best efforts to cause its other Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Commitment Letters and Guaranty so that such Superior Proposal ceases to constitute a Superior Proposal, as would permit the Company Board (consistent with its fiduciary duties under Applicable Law) to not terminate this Agreement or make an Adverse Recommendation Change; and (D) following the end of the Match Period, the Company Board shall have determined in good faith, after consultation with its financial and outside legal advisors, taking into account any changes to this Agreement and the Commitment Letters and Guaranty irrevocably offered in writing by Parent in response to the Notice of Termination/Adverse Recommendation Change or otherwise, that the Superior Proposal giving rise to the Notice of Termination/Adverse Recommendation Change continues to constitute a Superior Proposal; provided, however, that in the event of any material modifications to any such Acquisition Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.02(e)(i) with respect to such modification (but the Match Period shall instead be two (2) Business Days with respect to any such modification), provided, further, that if a Match Period starting prior to the Cut-Off Time would otherwise extend beyond the Cut-Off Time, the Cut-Off Time solely with respect to the Excluded Party whose submission of an Acquisition Proposal gave rise to such Match Period shall automatically be extended until the end of the first (1st) day following the expiration of the initial Match Period with respect to such Excluded Party (but not, for the avoidance of doubt, any subsequent Match Period or extension thereof with respect to such Excluded Party) in order to enable the Company Board to make the determination described in clause (D) above (if applicable); or

(ii) (A) an Intervening Event has occurred; (B) the Company Board has determined in good faith, after consultation with the Company’s financial and outside legal counsel, that the failure to take the actions described in clauses (i) or (ii) of the definition of Adverse Recommendation Change herein would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law; (C) the Company has provided, at least four (4) Business Days in advance, written notice (a “Notice of Intervening Event”) to Parent that the Company intends to take such action (it being understood that the delivery of a Notice of Intervening Event and any amendment or update thereto and the determination to so deliver such notice, amendment or update will not, by itself, constitute an Adverse Recommendation Change), which notice includes reasonably detailed information describing the Intervening Event and the basis for such determination; (D) during such four (4)-Business Day period following the time of Parent’s receipt of the Notice of Intervening Event, the Company shall have, and shall have caused its directors, officers and employees to, and shall have used reasonable best efforts to cause its other Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, the Commitment Letters and Guaranty in response to such Intervening Event; (E) following the end of such four (4)-Business Day period described in the preceding clause (D), the Company Board shall have determined in good faith, after consultation with its financial and outside legal advisors, taking into account any changes to this Agreement, the Commitment Letters and Guaranty irrevocably offered in writing by Parent in response to the Notice of Intervening Event, that the failure to make such Adverse Recommendation

Change pursuant to clause (i) or (ii) of the definition thereof would be inconsistent with its fiduciary duties under Applicable Law, then the Company shall be permitted to make such Adverse Recommendation Change solely pursuant to clauses (i) or (ii) of the definition thereof; provided, however, that in the event of any material changes to such Intervening Event, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.02(e)(ii) with respect to such change (but the four (4)-Business Day period in this Section 6.02(e)(ii) shall instead be two (2) Business Days).

(f)

(i) From the date of this Agreement until the first to occur of the No-Shop Period Start Date (or, with respect to an Excluded Party, the Cut-Off Time) and the termination of this Agreement pursuant to Article VIII, the Company shall as promptly as reasonably practicable (and, in any event, within one (1) Business Day) notify Parent in writing if the Company, any of its Subsidiaries or any of their respective Representatives receives an Acquisition Proposal, including a summary of the material terms and conditions thereof and whether the Person or Group making such Acquisition Proposal is a strategic acquirer or a financial sponsor and thereafter the Company must inform Parent promptly (and in any event within one (1) Business Day) of any material modifications to the terms and conditions of such Acquisition Proposal, which, for the avoidance of doubt, shall include (among other things) any changes to the form or amount of consideration; provided, however that the Company shall not be required to disclose the specific identity of the Person or Group making such Acquisition Proposal prior to the No-Shop Period Start Date (or, with respect to an Excluded Party, the Cut-Off Time). Immediately after the Cut-Off Time, the Company shall deliver to Parent a written notice setting forth (A) the identity of each Excluded Party and (B) the material terms and conditions of the Acquisition Proposals made by such Excluded Party (including unredacted copies of any materials and documents related thereto). The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other agreement subsequent to the date hereof which prohibits the Company from complying with this Section 6.02(f).

(ii) From and after the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will promptly (and, in any event, within forty-eight (48) hours) notify Parent if any inquiries, offers or proposals or requests for non-public information or discussions that constitute or would reasonably be expected to lead to an Acquisition Proposal, or any material revisions to the terms and conditions of any pending Acquisition Proposals disclosed pursuant to Section 6.02(f)(i) are received by the Company or any of its Representatives. Such notice must include (A) the identity of the Third Party making such inquiries, offers or proposals, (B) a summary of the material terms and conditions of such inquiries, offers or proposals to the extent such material terms and conditions are not included in the written materials provided in the following clause (C) and (C) unredacted copies of any written materials and documents relating thereto provided to the Company or its Representatives. Thereafter, the Company must keep Parent reasonably informed, on a reasonably prompt basis, of the status (and supplementally provide the material terms) of any such inquiries, offers or proposals (including any material amendments thereto and any new, amended or revised written materials relating thereto provided to the Company or its Representatives) and the status of any such discussions or negotiations.

(g) Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from (i) taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (or any similar communication to the Company’s stockholders), (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or a factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or (iii) any other communication to the Company’s stockholders if (in the case of this clause (iii)) the Company Board has determined in good faith, after consultation with its financial and outside legal advisors, that the failure to do so would be inconsistent with the directors’ fiduciary duties under Applicable Law; provided, that nothing in the foregoing will be deemed to permit the Company or the Company Board to effect an Adverse Recommendation Change other than in accordance with Section 6.02(e).

(h) The Company agrees that any breach of this Section 6.02 by any of its Subsidiaries or their respective Representatives (other than an employee of the Acquired Companies who (A) is not an officer or member of the executive team of any Acquired Company, (B) was not involved in the negotiation of this Agreement or any meeting with Parent and its advisors prior to the date hereof and (C) is not acting at the direction of the Acquired Companies (or with the Knowledge of the Company) in connection with any action that constitutes a breach of this Section 6.02) shall constitute a breach of this Agreement by the Company. The Company will not authorize, direct or knowingly permit any consultant or employee of the Acquired Companies to breach this Section 6.02.

Section 6.03 Appropriate Action; Consents; Filings.

(a) The Company, Parent and Merger Sub shall, and shall cause their Subsidiaries to, use their respective reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary under Applicable Law, including the Antitrust Laws and Foreign Investment Laws in the jurisdictions set forth on Section 7.01 of the Company Disclosure Letter, to consummate and make effective the Transactions when required by the terms hereof, (ii) obtain from any Governmental Authorities in the jurisdictions set forth on Section 7.01 of the Company Disclosure Letter any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent, Merger Sub or the Company, or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Authority (including those in connection with such Antitrust Laws and Foreign Investment Laws), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions and (iii) (A) as promptly as reasonably practicable, and in any event within twenty (20) Business Days after the date hereof, make all necessary filings (including, with respect to Parent and Merger Sub, causing their “ultimate parent entity,” as such term is generally determined in accordance with applicable Antitrust Laws to, if applicable), and thereafter make an appropriate response to any other requests from any Governmental Authority, with respect to this Agreement required under the HSR Act, (B) as promptly as reasonably practicable after the date hereof, make all necessary filings, and thereafter make an appropriate response to any other requests from any Governmental Authority with respect to this Agreement required under any other applicable Antitrust Laws and Foreign Investment Laws in the jurisdictions set forth on Section 7.01 of the Company Disclosure Letter, and (C) as promptly as reasonably practicable after the date hereof (including, with respect to Parent and Merger Sub, causing their “ultimate parent entity,” as such term is generally determined in accordance with applicable Antitrust Laws to, if applicable), make all other necessary filings, and thereafter make an appropriate response to any other requests from any Governmental Authority, with respect to this Agreement required under any other Applicable Law other than the Antitrust Laws and Foreign Investment Laws. The Company and Parent shall, and shall cause their respective Subsidiaries (and Parent shall cause its “ultimate parent entity,” as such term is generally determined in accordance with applicable Antitrust Laws to, if applicable) to, furnish to each other all information (other than HSR Act filings) required for any application or other filing under the rules and regulations of any Applicable Law in connection with the Transactions; provided that such information may be provided on an “outside counsel only basis”.

(b) Without limiting the generality of anything contained in this Section 6.03, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by any Governmental Authority with respect to the Merger or any of the other Transactions; (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding; (iii) reasonably promptly inform the other parties of any substantive communication to or from any Governmental Authority regarding the approval of the Merger or any of the other Transactions; (iv) make an appropriate response as promptly as reasonably practicable to any additional requests for information received by any party from any Antitrust or FDI Authority or any other Governmental Authority with respect to the Transactions or filings contemplated by Section 6.03(a); and (v) use reasonable best efforts to (A) obtain termination or expiration of the waiting period under the HSR Act and such other approvals, consents and clearances as may be necessary under any Applicable Laws, including any applicable Antitrust Laws and Foreign Investment Laws in the jurisdictions set forth on Section 7.01 of the Company Disclosure Letter and (B) prevent the entry in any action or proceeding brought by a Governmental Authority of any Governmental Order which would prohibit, make unlawful or materially delay the consummation of the Transactions. Each party hereto will reasonably consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any substantive filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Authority in connection with the Merger or any of the other Transactions. In addition, except as may be prohibited by any Governmental Authority or by Applicable Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have reasonable access to and be consulted in connection with any substantive document, opinion or proposal made or submitted to any Governmental Authority in connection with such request, inquiry, investigation, action or legal proceeding. In furtherance and not in limitation of the foregoing and subject to the requirement to consider in good faith the views of the Company, Parent has the sole right to control and direct all strategy in connection with review of the Transaction or any litigation by, or negotiations with Antitrust or FDI Authorities or any Governmental Authority, relating to the Transaction under any applicable Antitrust Laws and Foreign Investment Laws and will lead all meetings, discussions, and communications with any Governmental Authority relating to obtaining approval for the Transactions under applicable Antitrust Laws and Foreign Investment Laws (including withdrawing and refiling any filing pursuant to the HSR Act).

(c) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent related to any Antitrust Laws or Foreign Investment Laws, Parent shall use reasonable best efforts to undertake, to the extent necessary to complete the Transactions reasonably promptly (but in any event prior to the End Date), any and all actions necessary to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by any Governmental Authority or the issuance of any Governmental Order that would (or to obtain the agreement or consent of any Governmental Authority to the Transactions the absence of which would) enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for the sale, licensing or other disposition, or the holding separate of, or other limitations or restrictions on, or limiting any freedom of action with respect to, particular assets, categories of assets or lines of business of the Acquired Companies and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business of the Acquired Companies, provided that, notwithstanding anything herein to the contrary, (x) nothing in Section 6.03 or any other provision of this Agreement shall require or obligate Parent, Merger Sub or any of their respective Affiliates, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Clayton, Dubilier & Rice, LLC (“CD&R”) or of any investment fund or investment vehicle affiliated with or managed or advised by CD&R, to take any actions with respect to any of their respective businesses, assets, operations, investments or otherwise, including any of the actions contemplated by this Section 6.03(c), (y) the Company shall not, without prior written consent of Parent, agree or otherwise be required to take any action contemplated by this Section 6.03(c) and (z) in no event shall Parent or the Merger Sub be required to take any actions with respect to the Acquired Companies unless such actions are conditioned upon the consummation of the Closing.

(d) Parent shall bear the cost of the filing fees under the HSR Act and the Antitrust Laws and Foreign Investment Laws set forth on Section 7.01 of the Company Disclosure Letter.

Section 6.04 Proxy Statement.

(a) Subject to Parent’s timely performance of its obligations under Section 6.04(b), as promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC a proxy statement in preliminary form, as required by the Exchange Act, relating to the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”); provided, that in no event shall the Company be required to file with the SEC the Proxy Statement prior to the No-Shop Period Start Date (or if applicable, the Cut-Off Time). Except as contemplated by Section 6.02(d) and Section 6.02(e), the Proxy Statement shall include the Company Board Recommendation with respect to the Merger. The Company shall promptly notify Parent upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Proxy Statement, and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC (or the staff of the

SEC), on the other hand. Each of the parties hereto shall use their commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Proxy Statement and to resolve such comments with the SEC. The Company shall (i) use its commercially reasonable efforts so that the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder and (ii) ensure that none of the information supplied by it for inclusion in the Proxy Statement will, at the time of filing of the Proxy Statement or any amendments or supplements thereto, or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, and shall cause the definitive Proxy Statement to be mailed to the Company’s stockholders as of the record date established for the Company Stockholder Meeting as promptly as reasonably practicable after the date of this Agreement, and in no event more than five (5) Business Days after the date on which the SEC confirms that it has no further comments on the Proxy Statement, which confirmation will be deemed to have occurred if the SEC has not affirmatively notified the Company prior to the tenth (10th) day after the filing of the Proxy Statement that the SEC will be reviewing the Proxy Statement; provided, however, that the Company shall not be obligated to establish a meeting date and mail the definitive Proxy Statement to the Company’s stockholders prior to the date that is five (5) Business Days after the No-Shop Period Start Date (or, if applicable, the Cut-Off Time). Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response to the extent permitted by Applicable Law (and the Company shall consider incorporating such comments in good faith).

(b) Parent shall, as promptly as reasonably practicable, furnish to the Company all information concerning Parent and Merger Sub and their respective Affiliates as may be reasonably required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement, and shall otherwise reasonably assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of comments from the SEC (or the staff of the SEC). Parent will, upon reasonable request of the Company, confirm and/or supplement the information relating to Parent, Merger Sub or their respective Affiliates supplied by it for inclusion in the Proxy Statement, such that at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Stockholder Meeting, such information shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) In accordance with the Company’s organizational documents, the Company shall use reasonable best efforts to, as promptly as reasonably practicable (but subject to the last sentence of this Section 6.04(c) and the timing contemplated in Section 6.04(a)), (x) establish a record date for and give notice of a meeting of its stockholders, for the purpose of voting upon the adoption of this Agreement (including any adjournment or postponement thereof, the “Company Stockholder Meeting”) and (y) mail to the holders of Company Common Stock as of the record date established for the Company Stockholder Meeting a Proxy Statement (such date, the “Proxy Date”). The Company shall use reasonable best efforts to duly call, convene and hold the Company Stockholder

Meeting as promptly as reasonably practicable after the Proxy Date; provided, however, that (A) the Company Stockholder Meeting shall in no event be scheduled later than the thirty-fifth (35th) day following the first mailing of the Proxy Statement to the Company’s stockholders, in either case, without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed) and (B) the Company may (and, solely with respect to the following clause (iii), if requested by Parent (which request shall be made on no more than two occasions and for no more than fifteen (15) days in total) shall) postpone for a reasonable period of time, recess or adjourn the Company Stockholder Meeting: (i) with the consent of Parent, (ii) for the absence of a quorum (provided that the length of any postponement due to the absence of a quorum shall not exceed fifteen (15) days in total), (iii) to solicit additional proxies for the purpose of obtaining the Required Company Stockholder Approval (it being understood that the Company may not postpone, recess or adjourn the Company Stockholders’ Meeting more than two (2) times pursuant to either the preceding clause (ii) or this clause (iii) without Parent’s prior written consent) or (iv) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure to the Proxy Statement which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary under Applicable Laws or fiduciary duty and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholder Meeting. Unless the Company Board shall have effected an Adverse Recommendation Change, the Company shall use its reasonable best efforts to solicit proxies in favor of the adoption of this Agreement and to obtain the Required Company Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Stockholder Meeting if this Agreement is validly terminated pursuant to Section 8.01.

(d) If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent or any of the Company’s or Parent’s Subsidiaries, or their respective officers or directors, is discovered by the Company or Parent, respectively, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the others. Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.

Section 6.05 Access to Information. Subject to Section 6.02, from the date hereof until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Article VIII, the Company shall, and shall cause its Subsidiaries to, afford to Parent and its Representatives reasonable access, during normal business hours, in such manner as to not unreasonably interfere with the normal operation of the Acquired Companies, to their respective properties, books, Contracts, commitments, Tax Returns and other Tax information, records and appropriate officers and employees of the Acquired Companies, and shall furnish such Representatives with existing financial and operating data and other information concerning the affairs of the Acquired Companies as such Representatives may reasonably request, in each case that are related to the consummation of the Transactions or the post-Closing operation, structuring, and integration and transition planning of the Surviving Corporation and its Subsidiaries following the Closing; provided, that such investigation shall only be upon reasonable notice and shall be at Parent’s sole cost and expense; provided, further, that nothing herein shall require the Acquired Companies to disclose any information to Parent or its Representatives to the extent that such disclosure would (i) violate Applicable Law, or (ii) in the reasonable judgment of the Company, jeopardize any attorney-client or other legal privilege, in each case, so long as the Company uses commercially reasonable efforts to allow the disclosure of such information in a manner that would not give rise to the issues described in the foregoing clauses (i) and (ii) to the greatest extent reasonably possible; provided, further, that nothing herein shall authorize Parent or its Representatives to undertake any environmental testing involving sampling of soil, groundwater or building materials, or other similar invasive techniques at any of the Acquired Companies’ properties without the prior written consent of the Company. All nonpublic information obtained by Parent, Merger Sub and their respective Representatives shall be subject to the Confidentiality Agreement (as amended by Section 6.06). No investigation or access permitted pursuant to this Section 6.05 shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

Section 6.06 Confidentiality; Public Announcements. The initial press release regarding the Transactions shall be approved by each of Parent and the Company. Except as expressly permitted by Section 6.02(g) (and, for the avoidance of doubt, nothing herein shall limit the rights of the Company or the Company Board under Section 6.02), the Company, Parent and Merger Sub shall consult with each other before issuing any other press release or public announcement with respect to this Agreement or the Transactions, and none of the parties or their Affiliates shall issue any such press release or public announcement prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld or delayed), except that no such consent shall be necessary to the extent disclosure may be required by Applicable Law, Governmental Order or applicable stock exchange rule or any listing agreement of any party hereto (in which case the party required to issue the release or make the announcement shall use commercially reasonable efforts to provide the other party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance and shall give reasonable and good faith consideration to any such comments proposed by the other party). The Company may, without Parent’s or Merger Sub’s consent, communicate to its employees, customers, suppliers and consultants; provided that such information disclosed is substantially consistent with information included in the initial press release or other announcements consented to by Parent. Notwithstanding anything to the contrary set forth therein or herein, the Confidentiality Agreement shall continue in full force and effect until the Closing; provided that the taking by Parent or any of its Representatives of any actions (i) required to comply with this Agreement (including any actions in furtherance of Parent’s obligations in Section 6.03) or (ii) permitted by Section 6.02 shall, in each case, not constitute a breach of this Section 6.06 or the Confidentiality Agreement. Notwithstanding the foregoing or anything in Section 6.05 or the Confidentiality Agreement, Parent, Merger Sub and their respective Affiliates may, without consultation or consent, make ordinary course disclosure and communication to existing or prospective general or limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case who are subject to customary confidentiality restrictions, and as reasonably required in connection with the Debt Financing or any equity financing. Notwithstanding any other provision of this Agreement, the requirements of this Section 6.06 shall not apply to any disclosure by the Company or Parent (or any of their respective Affiliates) of any information concerning this Agreement or the transactions contemplated hereby to the extent reasonably necessary in connection with any Adverse Recommendation Change or dispute between the parties regarding this Agreement, the Merger or the transactions contemplated by this Agreement.

Section 6.07 Indemnification of Officers and Directors.

(a) From and after the Effective Time, Parent agrees that it shall cause the Acquired Companies to indemnify and hold harmless each present and former director and officer of the Acquired Companies, and any person serving or that served at the request of the Acquired Companies or for their benefit as a director, officer, employee or agent of another corporation, or as their representative in a partnership, joint venture, trust or other enterprise (the “Indemnified Persons”), against any costs or expenses (including reasonable attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement), losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent that the Acquired Companies, as the case may be, would have been required by Applicable Law and their respective certificates of incorporation, bylaws, or other organizational documents, or any indemnification agreements set forth on Schedule 6.07, in effect on the date of this Agreement to indemnify such person. Parent also agrees to cause the Acquired Companies to promptly advance expenses as incurred by each Indemnified Person to the fullest extent required by Applicable Law and their respective certificates of incorporation, bylaws, indemnification agreements or other organizational documents in effect on the date of this Agreement to advance expenses incurred by such person in connection with such matters. Without limiting the foregoing, Parent shall cause the Acquired Companies (including the Surviving Corporation) (i) to maintain for a period of not less than six (6) years from the Effective Time provisions in their respective certificates of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Indemnified Persons that are no less favorable in the aggregate to those Persons than the provisions of the certificates of incorporation, bylaws, indemnification agreements and other organizational documents of the Acquired Companies, as applicable, in each case, as of the date of this Agreement and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Applicable Law.

(b) For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Acquired Companies’ directors’ and officers’ liability insurance policies on terms not less favorable in the aggregate than the terms of such current insurance coverage; provided, however, that (i) the Company may (and if the Company does not, Parent and the Surviving Corporation shall) cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining at or prior to the Closing Date a prepaid, non-cancelable six (6)-year “tail” policy (containing terms not less favorable than the terms of such current insurance coverage) with respect to matters existing or occurring at or prior to the Effective Time at 150% of the annual premium paid by the Company for the most recent calendar year ended prior to the date of this Agreement in accordance with the terms thereof; provided that in no event shall Parent or the Company expend or be required to expend premium amounts, in the aggregate, for such “tail” insurance policy pursuant to this sentence in excess of 300% of the annual premium paid by the Company for the D&O insurance for the most recent calendar year ended prior to the date of this Agreement.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 6.07 shall survive the consummation of the Closing indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent and the Surviving Corporation. In the event that Parent or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.07.

(d) Parent shall assume, and be jointly and severally liable for, and shall cause the Acquired Companies to honor, each of the covenants in this Section 6.07.

Section 6.08 Section 16 Matters. Prior to the Effective Time, the Company shall take such actions as are required to cause the disposition of Company Common Stock, Company RSU Awards, Company PSU Awards, Company DSUs or other securities in connection with the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act.

Section 6.09 Stockholder Litigation. The Company shall keep Parent reasonably informed on a current basis regarding the commencement and status of any stockholder litigation brought or threatened against the Company or its directors or officers relating to the Transactions, whether commenced prior to or after the execution and delivery of this Agreement (“Transaction Litigation”), including by providing copies of (and an opportunity to review and provide comments on) all pleadings and other material documents with respect thereto. Notwithstanding the restrictions set forth in Section 6.09, the Company will (i) give Parent the opportunity to participate in (at Parent’s expense), and consult with Parent with respect to, the defense and prosecution of any Transaction Litigation and (ii) not enter into or agree to any settlement with respect to any Transaction Litigation without Parent’s’ consent (such consent not to be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.09, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined), and Parent may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement consent set forth above. Notwithstanding anything to the contrary in this Section 6.09, any litigation relating to the Dissenting Shares will be governed by Section 3.06.

Section 6.10 Employee Matters.

(a) For a period of twelve (12) months following the Effective Time (the “Continuation Period”) (or until the date of termination of employment of the relevant Continuing Employee, if sooner), Parent shall cause the Surviving Corporation or one of its Subsidiaries to provide to each Continuing Employee (i) a base salary or hourly wage rate, as applicable, that is not less than the base salary or hourly wage rate (as applicable) provided to such Continuing Employee immediately prior to the Effective Time, (ii) short-term (annual or more frequent) target cash bonus or commission opportunities that are not less than the short-term (annual or more frequent) target cash bonus or commission opportunities provided to such Continuing Employee immediately prior to the Effective Time, and (iii) employee benefits (excluding any equity or equity-based, nonqualified deferred compensation, employee stock ownership, severance, retention, bonus, change in control, transaction, defined benefit pension, and post-employment welfare benefits (collectively, “Excluded Benefits”)) that are no less favorable in the aggregate to the employee benefits (other than Excluded Benefits) provided by the Acquired Companies to such Continuing Employee immediately prior to the Effective Time. Effective upon the Closing Date, Parent shall cause the Surviving Corporation or one of its Subsidiaries to recognize each applicable labor union, works council, or other labor organization as the exclusive bargaining unit representative of the Continuing Employees that are members of such labor union, works council, or other labor organization and comply with, each applicable Labor Agreement to which the Surviving Corporation or its applicable Subsidiary are a party or by which the Surviving Corporation or its applicable Subsidiary is bound, or that is otherwise applicable to the Continuing Employees with respect to their employment with the Surviving Corporation or its applicable Subsidiaries, in each case as of the Closing Date and until the expiration, modification or termination of such Labor Agreement in accordance with its terms or Applicable Law. For the avoidance of doubt, Parent acknowledges and agrees that each such collective bargaining agreement in effect immediately prior to the Closing Date shall continue in effect immediately following the Closing Date, pursuant to its terms and Applicable Law. Notwithstanding anything in this Agreement to the contrary, for any Continuing Employees covered by a Labor Agreement, the terms and conditions of employment for such Continuing Employees that are detailed in a Labor Agreement shall continue to be governed by the applicable Labor Agreement until the expiration, modification or termination of such Labor Agreement in accordance with its terms or Applicable Law and in all other manners shall be governed by this Section 6.10(a) except to the extent subject to bargaining under applicable Law. Parent shall cause the Surviving Corporation or one of its Subsidiaries to take the actions set forth on Section 6.10(a) of the Company Disclosure Letter.

(b) To the extent that a Plan or any other employee benefit plan, program, policy or arrangement of Parent, the Surviving Corporation or any of their respective Subsidiaries (together, the “New Plans”) is made available to any Continuing Employee at or after the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause to be credited to such Continuing Employee service with the Company and its Subsidiaries (and any predecessor thereto) prior to the Effective Time for purposes of eligibility to participate, level of benefits, vesting and accrual of future vacation and paid time off benefits to the same extent and for the same purpose such Continuing Employee was entitled, immediately prior to the Closing, to credit under the corresponding Plan in which he or she participated, except that (i) such service need not be credited to the extent that it would result in duplication of coverage, compensation or benefits and (ii) no service shall be required to be credited for any purposes under any Excluded Benefit or for benefit accrual purposes under any plan that provides for defined benefit pension benefits. In addition, and without limiting the generality of the foregoing, Parent shall (or shall cause the Surviving Corporation or its Subsidiaries to) use commercially reasonable efforts to ensure that: (1) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such plans replaces coverage previously provided under a comparable Plan in which such Continuing Employee participated immediately before the Effective Time; and (2) during the plan year in which the Closing Date occurs, (x) for purposes of each New Plan providing group health or welfare benefits to any Continuing Employee, all waiting periods, preexisting condition exclusions, evidence of insurability requirements and actively-at-

work or similar requirements of such New Plan shall be waived for such Continuing Employee and his or her covered dependents to the extent waived or satisfied or satisfied under the corresponding Plan in which such Continuing Employee participated immediately prior to the Effective Time, and (y) for purposes of each New Plan providing group health benefits to any Continuing Employee, any eligible expenses paid by such Continuing Employee and his or her covered dependents and credited under a group health Plan during the portion of the plan year ending on the Closing Date shall be given full credit pursuant to the corresponding New Plan for purposes of satisfying the corresponding deductible, coinsurance, co-pay, offsets and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Plans, as applicable, will occur as of the Effective Time. Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, honor the Plans in accordance with their respective terms, in effect as of the date of this Agreement (or any terms which have been established or modified following the date of this Agreement in compliance with this Agreement and the terms of the applicable Plans). Without limiting the generality of Section 6.10(a), during the Continuation Period, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, provide severance or termination benefits for each Continuing Employee that are no less favorable than those provided pursuant to the terms of the Company’s severance and termination plans, policies, programs, agreements and arrangements applicable to such Continuing Employee, in each case, as set forth in Section 6.10(c) of the Company Disclosure Letter.

(d) The provisions of this Section 6.10 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) or other current or former employee or service provider (including any beneficiary or dependent thereof) of the Company, the Surviving Corporation, Parent or their respective Affiliates or any other Person shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 6.10 shall create such rights in any such Persons. Nothing herein shall (i) guarantee employment or engagement for any period of time or preclude the ability of Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, to terminate the employment or engagement of any Continuing Employee or other service provider at any time and for any reason; (ii) require Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, to continue any Plans, or other benefit or compensation plans, programs, policies, agreements or arrangements or prevent or limit the amendment, modification or termination thereof after the Effective Time; or (iii) establish, amend or modify any Plans or other benefit or compensation plans, programs, policies, agreements or arrangements.

Section 6.11 Third Party Consents. Notwithstanding anything to the contrary in this Agreement (but without limiting Section 6.03), in no event shall Parent, Merger Sub, the Company or any of its Subsidiaries be obligated to bear any expense or pay any fee, in each case other than de minimis amounts, or grant any material concession in connection with obtaining any consents, authorizations or approvals required in order to consummate the Transactions pursuant to the terms of any Contract or any Company License to which the Company or any of its Subsidiaries is a party.

Section 6.12 Notices of Certain Events(a) . The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, in each case after such party becomes aware of, (a) any written notice or other written communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent and (b) any Proceedings commenced against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement or the Transactions.

Section 6.13 Stock Exchange Delisting. The Surviving Corporation shall cause the Company’s securities to be de-listed from NYSE and de-registered under the Exchange Act as promptly as practicable following the Effective Time in compliance with Applicable Law, and prior to the Effective Time the Company shall reasonably cooperate with Parent with respect thereto.

Section 6.14 Merger Sub. Parent will (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions as and when required as set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any material business, or incur or guarantee any material indebtedness or make any investments, other than in connection with the transactions contemplated by this Agreement or in preparation for the ownership of the Acquired Companies.

Section 6.15 Conduct of Business by Parent Pending the Merger. Parent and Merger Sub covenant and agree that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is validly terminated pursuant to Section 8.01, Parent and Merger Sub:

(a) shall not amend or otherwise change, in a manner adverse to the Company in any material respect, any of Parent’s organizational documents, except as may be agreed in writing by the Company;

(b) shall not, and shall not permit any of their Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing any assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (i) impose a material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Authority entering a Governmental Order prohibiting the consummation of Transactions, (iii) materially increase the risk of not being able to remove any such Governmental Order on appeal or otherwise or (iv) materially delay or prevent the consummation of the Transactions.

Section 6.16 Financing Cooperation.

(a) The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide (or cause its Subsidiaries and its and their respective Representatives to provide) such cooperation in connection with the arrangement of the Financing or any high-yield bonds being issued as part of or in lieu of all or a portion of the Debt Financing, as is reasonably requested by Parent (provided, that (x) the Company shall in no event be required to provide (or cause its Subsidiaries to provide) such assistance that shall unreasonably interfere with its or its Subsidiaries’ business operations and (y) such assistance shall be at Parent’s sole cost and expense to the extent subject to the expense reimbursement provisions in Section 6.16(c)), including:

(i) furnishing or causing to be furnished to Parent and the Financing Sources, as promptly as reasonably practicable, the Required Information;

(ii) making senior management and officers of the Company, with appropriate seniority and expertise, available to assist in the preparation for, and participate in, a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and buyers of, the Debt Financing), presentations, road shows, meetings with ratings agencies, due diligence sessions, drafting sessions and sessions between senior management and the Financing Sources in connection with the Debt Financing or any high-yield bonds being issued as part of or in lieu of all or a portion of the Debt Financing;

(iii) obtaining and delivering all documents and notices reasonably requested by Parent or the Financing Sources relating to the prepayment, termination or redemption (within the time periods required by the relevant governing agreement) of the Company Credit Agreement, the Receivables Securitization Agreements, Receivables Factoring Agreement and the Existing Indentures and the release of related Liens and related guarantees, including the Payoff Documents provided for in Section 6.18 (it being understood and agreed that any prepayment is (and shall be) contingent upon the occurrence of the Closing and no actions shall be required which would obligate the Acquired Companies to complete such prepayment prior to the occurrence of the Closing);

(iv) promptly, and in any event no later than four (4) Business Days prior to the Closing, providing all documentation and other information that any Financing Source has reasonably requested in connection with such Debt Financing or any high-yield bonds being issued as part of or in lieu of all or a portion of the Debt Financing under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, Title III of Pub. L.107-56 (signed into law October 26, 2001, as amended from time to time) and the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018, as amended from time to time), in each case, as requested at least nine (9) Business Days prior to the Closing Date;

(v) (A) reasonably cooperating and providing assistance with the preparation of materials for rating agency presentations, high-yield roadshow presentations and offering memoranda, bank information memoranda, confidential information memoranda, private placement memoranda, bridge teasers, syndication memoranda, customary offering documents, lender presentations and other customary marketing materials required in connection with the Debt Financing or any high-yield bonds being issued as part of or in lieu of all or a portion of the Debt Financing (collectively, the “Debt Marketing Materials”), including furnishing (w) business and financial projections reasonably requested by Parent, (x) information reasonably necessary to prepare risk factors, (y) records, data or other information necessary to support any statistical information or claims relating to the Company appearing in the Debt Marketing Materials and (z) executed certificates of the chief financial officer (or other comparable officer) of the Company with respect to financial information (including pro forma financial information) included in the Debt Marketing Materials, (B) providing reasonable cooperation with the due diligence efforts of the Financing Sources to the extent reasonable and customary (and, to the extent applicable, subject to the limitations contained in this Agreement) and (C) providing customary authorization letters, confirmations and undertakings in connection with the Debt Marketing Materials (including with respect to presence or absence of material non-public information and customary 10b-5 representations with respect to the information relating to the Company and its Subsidiaries contained therein); provided that such authorization letters and materials related thereto provide that the Company and its affiliates shall not have any liability of any kind or nature resulting from the unauthorized use or misuse of the information contained in the Debt Marketing Materials or otherwise in the marketing efforts except for liability under the Debt Financing Documents executed on the Closing Date;

(vi) (A) assisting in the preparation, execution and delivery of definitive financing documents, including any credit agreement, indentures, notes, guarantee and collateral documents, pledge and security documents, customary closing certificates and documents and back-up therefor and for legal opinions in connection with the Debt Financing or any high-yield bonds being issued as part of or in lieu of all or a portion of the Debt Financing (including executing and delivering a solvency certificate from the chief financial officer or treasurer (or other comparable officer) of the Company (in the form attached as Annex I to Exhibit E to the Debt Commitment Letter)) and other customary documents as may reasonably be requested by Parent or the Financing Sources and (B) facilitating the pledging of, granting of security interests in and obtaining perfection of any liens on collateral in connection with the Debt Financing, or any high-yield bonds being issued as part of or in lieu of all or a portion of the Debt Financing, but in no event shall any of the items described in the foregoing (A) and (B) be effective until as of or after the Closing;

(vii) assisting Parent in benefiting from the existing lending relationships of the Company and its Subsidiaries;

(viii) cooperating with Parent’s efforts to obtain corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, legal opinions, surveys and title insurance (including providing reasonable access to Parent and its representatives to all owned or leased real property) as reasonably requested by Parent;

(ix) taking all corporate, limited liability company, partnership or other similar actions reasonably requested by Parent or any Financing Source to permit the consummation of the Debt Financing or any high-yield bonds being issued as part of or in lieu of any portion of the Debt Financing; provided that no such actions shall be required to be effective prior to the Closing;

(x) causing PricewaterhouseCoopers LLP (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in an offering memorandum) to (A) furnish to Parent and the Financing Sources, consistent with customary practice, customary comfort letters (including “negative assurance” comfort and change period comfort) and consents, together with drafts of such comfort letters that such independent auditors of the Company are prepared to deliver upon “pricing” and “closing” of any high-yield bonds being issued as part of or in lieu of all or a portion of the Debt Financing, and deliver such comfort letters upon the “pricing” and “closing” of any such high-yield bonds, with respect to financial information relating to the Company, as reasonably requested by Parent or the Financing Sources, as necessary or customary for financings similar to the Debt Financing or any high-yield bonds being issued as part of or in lieu of all or a portion of the Debt Financing and (B) attend accounting due diligence sessions and drafting sessions;

(xi) if PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any audited financial statements of the Company included in the Required Information, furnishing Parent and the Financing Sources as soon as practicable and in any event prior to the Closing Date with a new unqualified audit opinion with respect to such financial statements by PricewaterhouseCoopers LLP or another nationally-recognized independent public accounting firm reasonably acceptable to Parent;

(xii) if (A) (1) any of the financial statements included in the Required Information shall have been restated or (2) the Company, the Company Board or PricewaterhouseCoopers LLP shall have determined that a restatement of any such financial statements is required and (B) the Company or PricewaterhouseCoopers LLP, as applicable, has not subsequently determined and confirmed in writing to Parent that no restatement shall be required in accordance with GAAP, furnishing Parent and the Financing Sources as soon as practicable and in any event prior to the Closing Date with such restated financial statements; and

(xiii) cooperating with Parent to satisfy the conditions precedent to the Debt Financing or any high-yield bonds being issued as part of or in lieu of any portion of the Debt Financing to the extent within the control of the Company;

provided that (u) the Company shall be deemed to have furnished any Required Information upon filing such Required Information with the SEC provided that such information is publicly available on Edgar, (v) neither the Company nor any of its Affiliates shall be required to take any action that could be reasonably expected to subject any director, manager, officer or employee of the Company to personal liability, (w) nothing in this Section 6.16 shall require any such action to the extent it would (A) require the Acquired Companies to agree to pay any fees, reimburse any expenses or give any indemnities, in any case prior to the Closing, for which Parent does not promptly reimburse or indemnify it, as the case may be, under this Agreement (except to the extent such indemnities are subject to the indemnity set forth in the first sentence of Section 6.16(c)) or (B) require the Company, any Company Party or their respective Representatives or financing sources to execute, deliver or enter into, or perform any Debt Financing Document prior to the Closing (except (I) any certificate of the chief financial officer of the Company described in clause (v)(A)(z) above that is required to be delivered upon “pricing” and closing of the high-yield bonds, (II) the authorization letters set forth in clause (v)(C) above, (III) the prepayment, termination or redemption documents and notices set forth in clause (iii) above, (IV) the “know-your-customer” and anti-money laundering documents contemplated by clause (iv) above), (V) any certificate of the chief financial officer (or other comparable officer) of the Company reasonably requested by Parent’s counsel in connection with the delivery of any legal opinions such counsel may be required to deliver (including the certificates set forth in clauses (v) and (vi) above), (VI) the representation letters required by the Company’s auditors in connection with the delivery of “comfort letters” set forth in clause (x) above, (VII) a customary solicitation agent agreement in connection with any consent solicitation in respect of the 2033 Notes, (VIII) a customary dealer manager agreement in connection with any tender offer or exchange offer in respect of the 2033 Notes, (IX) any certificate or other document reasonably requested by Parent as backup for legal opinions to be provided in connection with the transactions contemplated by Section 6.18, (X) customary ancillary agreements and closing deliverables for any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge or defeasance in respect of the 2026 Notes, the 2027 Notes, the 2028 Notes, the 2029 Notes, the 2031 Notes, the 2032 Notes or the 2033 Notes and (XI) any approvals or authorizations by the board of directors (or equivalent bodies) of the Company or any of its Subsidiary in connection with any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge, defeasance or designation of restricted subsidiaries in respect of the 2026 Notes, the 2027 Notes, the 2028 Notes, the 2029 Notes, the 2031 Notes, the 2032 Notes or the 2033 Notes, (x) none of the board of directors (or other similar governing body) of any Acquired Company shall be required to adopt resolutions approving the Debt Financing Documents prior to the Closing (and any such adoption or approval at Closing shall be performed by such board of directors (or other similar governing body) as constituted after the Effective Time and Closing) (other than any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge, defeasance or designation of restricted subsidiaries in respect of the 2026 Notes, the 2027 Notes, the 2028 Notes, the 2029 Notes, the 2031 Notes, the 2032 Notes or the 2033 Notes) and (y) none of the Acquired Companies shall be required to provide any information to the extent it (I) would violate Applicable Law or the provisions of any Company Material Contract (including any confidentiality agreement or similar agreement or arrangement) to which any Acquired Company is a party and not entered into in contemplation hereof or (II) would jeopardize any attorney-client or other legal privilege.

(b) The Parent shall provide the Company a reasonable opportunity to review and comment on a substantially final draft of the Debt Marketing Materials used in connection with the arrangement of the Debt Financing, and the Parent shall consider such comments in good faith, prior to dissemination of such materials to potential public-side lenders or other debt investors in any proposed Debt Financing transaction (provided that, unless the Parent shall otherwise agree, the period of such review shall not exceed one (1) Business Day). The Company shall not be required to agree to any contractual obligation relating to the Financing that is not conditioned upon the Closing (subject to the parenthetical at the end of clause (w) of the proviso to Section 6.16(a) above) and that does not terminate without liability to the Company and its Affiliates upon the termination of this Agreement (except to the extent subject to the indemnity set forth in the first sentence of Section 6.16(c)).

(c) Parent shall indemnify and hold harmless the Acquired Companies, and each of their respective Representatives, from and against any and all liabilities, costs or expenses actually suffered or incurred by them in connection with the Financing or any information, assistance or activities provided in connection therewith to the extent permitted by applicable Law, other than to the extent any of the foregoing was suffered or incurred as a result of or arises from (x) fraud, bad faith, gross negligence, willful misconduct of, or material breach of this Agreement by, the Acquired Companies or any of their respective Representatives, as applicable, or (y) information provided by the Acquired Companies or any of their respective Representatives, as applicable, containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent shall promptly, after written request by the Company, reimburse the Acquired Companies for any and all documented out-of-pocket third party costs and expenses incurred by the Acquired Companies and each of their respective Representatives prior to the Closing Date in connection with the Financing, including the cooperation contemplated by Section 6.16(a).

(d) Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in Section 7.02(b), as applied to the Company’s obligations under this Section 6.16, shall be deemed to be satisfied unless the Financing has not been obtained and as a direct result of the Company’s willful and material breach of its obligations under this Section 6.16.

(e) The Company shall, and shall cause its Affiliates to, supplement the Required Information on a reasonably current basis to the extent that any such Required Information, to the knowledge of the Company, when taken as a whole and in light of the circumstances under which such statements were made, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading.

(f) The Company hereby consents to the use of its logos, names and trademarks in connection with the Debt Financing; provided that such logos, names and trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company.

(g) At the reasonable request of Parent, the Company shall, subject to Parent’s obligations under Section 6.16(b), use reasonable best efforts to file a Form 8-K with the SEC disclosing information identified by Parent relating to the Company for purposes of permitting such information to be included in the Debt Marketing Materials to be provided to potential investors who do not wish to receive material nonpublic information with respect to any of Parent, the Company, any of their respective Affiliates or any of their respective securities.

(h) If any Debt Financing has not been obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Merger.

Section 6.17 Financing.

(a) Subject to the terms and conditions of this Agreement, the Debt Commitment Letter and the Equity Commitment Letter and other than as permitted in accordance with this Section 6.17(a) and Section 6.17(d), prior to the Closing, each of Parent and Merger Sub shall not permit (i) any amendment or modification to be made to, or any waiver, release or limitation of any provision or remedy pursuant to the Debt Commitment Letter or the Equity Commitment Letter and (ii) any termination of the Debt Commitment Letter or the Equity Commitment Letter (other than in accordance with its terms), in each case, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) (it being understood that the exercise of any “market flex” provisions contained in the Debt Fee Letter shall not be deemed an amendment, modification, waiver, release or limitation), to the extent such amendment, modification, waiver, release or limitation would (x) reduce the aggregate amount of the Financing such that Parent would not or does not have sufficient immediately available cash to permit Parent to pay all obligations of Parent hereunder due on the Closing Date, or (y) impose new or additional conditions, or otherwise replace, amend, supplement or modify any of the conditions, to the receipt of the Financing, in each case, in a manner that would reasonably be expected to (A) make the funding of the Financing (or the satisfaction of the conditions to obtaining the Financing) less likely to occur or (B) materially delay or prevent the Closing; provided that Parent may amend, modify, restate and supplement the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities (or titles with respect to such entities) that have not executed the Debt Commitment Letter as of the date of this Agreement (it being understood that the aggregate commitments of the lenders party to the Debt Commitment Letter prior to such replacement, amendment, supplement or modification may be reduced in the amount of such additional party’s commitments). Upon any modification or amendment of, or waiver or release under, the Equity Commitment Letter or Debt Commitment Letter in accordance with this Section 6.17(a), the term “Equity Commitment Letter” or “Debt Commitment Letter”, as applicable thereto (and consequently the terms “Debt Financing,” “Equity Financing” and “Financing” shall mean the Equity Financing and the Debt Financing contemplated by such Commitment Letters as so replaced, amended, supplemented, modified or waived), shall mean such Commitment Letter as so replaced, amended, supplemented, modified or waived.

(b) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will take (or cause to be taken) all appropriate actions and do (or cause to be done) all things necessary to obtain the Equity Financing on the terms and conditions not less favorable to Parent than those contained in the Equity Commitment Letter, including by using reasonable best efforts to (i) maintain in effect the Equity Commitment Letter in accordance with the terms and subject to the conditions thereof (subject to Parent’s right to amend, modify, restate, supplement and waive the Equity Commitment Letter in accordance herewith); (ii) comply with its obligations under the Equity Commitment Letter; (iii) satisfy on a timely basis (taking into account the anticipated timing of the Marketing Period) the conditions to funding the Equity Financing in the Equity Commitment Letter, if any, that are within its control; (iv) consummating the Equity Financing at or prior to the Closing in the event that conditions set forth in Section 7.01 and Section 7.02 and all conditions in Section 1 of the Equity Commitment Letter have been satisfied, including causing Guarantor to fund the full amount of the Equity Financing at the Closing; and (v) in the event that all conditions contained in the Equity Commitment Letter have been satisfied, enforce its rights, including by bringing a Proceeding for specific performance to consummate the Equity Financing, subject to and in accordance with the terms of this Agreement and the Equity Commitment Letter. Subject to the terms and conditions of this Agreement and the Equity Commitment Letter (including the prior satisfaction of the conditions to funding set forth in Section 1 the Equity Commitment Letter), it is expressly agreed that the Company will be entitled to specific performance or other equitable relief to cause each of Parent and Merger Sub to perform any obligations required of it and to enforce its rights under the Equity Commitment Letter to cause the Equity Financing to be funded; and directly enforce the obligation to fund the Equity Financing in accordance with, and pursuant to the terms and conditions of, the Equity Commitment Letter.

(c) Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all appropriate actions and do, or cause to be done, all things reasonably necessary to arrange and obtain the Debt Financing on a timely basis (taking into account the anticipated timing of the Marketing Period) following the date of this Agreement and to consummate the Debt Financing on terms and conditions not less favorable to Parent than those contained in the Debt Commitment Letters and the Debt Fee Letter (including any “market flex” provisions that are contained in the Debt Fee Letter) on or prior to the Closing Date, including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter (subject to Parent’s right to amend, modify, restate, supplement and waive the Debt Commitment Letter in accordance herewith); (ii) satisfy on a timely basis (taking into account the anticipated timing of the Marketing Period) or obtain the waiver of any conditions applicable to Parent contained in the Debt Commitment Letter (or any definitive agreements related thereto) that are within Parent’s control; (iii) negotiate, execute and deliver Debt Financing Documents on terms and conditions no less favorable to Parent and Merger Sub than those contained in the Debt Commitment Letter and the Debt Fee Letter (including any “market flex” provisions related thereto); (iv) in the event that the conditions set forth in Section 7.01 and Section 7.02 and the conditions contained in the Debt Commitment Letter and the Debt Fee Letter have been satisfied or waived or, upon funding would be satisfied, consummate the Debt Financing at or substantially concurrently with the Closing; and (v) enforce Parent’s rights under the Debt Commitment Letter in the event of a Financing Failure Event.

(d) Parent shall give the Company prompt notice of (i) any material breach or repudiation or (ii) the receipt by Parent of any written notice or other written communication from any Financing Source with respect to any threatened or anticipated material breach or repudiation, in each case, by any party to any Commitment Letter of which Parent has Knowledge. Without limiting Parent’s other obligations under this Section 6.17, if a Financing Failure Event occurs of which Parent has Knowledge, Parent shall (i) promptly notify the Company of such Financing Failure Event and the reasons therefor, (ii) use its reasonable best efforts to arrange or obtain alternative financing from the original Financing Sources or alternative Financing Sources, which may include one or more of a senior secured debt financing, an offering and sale of notes, or any other financing or offer and sale of other debt securities, or any combination thereof, in an amount such that the aggregate funds that would be available to Parent at the Closing will be sufficient to pay the Required Amount (the “Alternative Financing”); provided that Parent shall not be required to arrange or obtain any Alternative Financing having terms and conditions (including “market flex” provisions) less favorable to Parent than those contained in the Debt Commitment Letter and the Debt Fee Letter; and (iii) provide the Company with true and complete copies of all replacements, amendments, supplements, other modifications or agreements pursuant to which any Alternative Financing shall be made available to Parent promptly after the time such replacements, amendments, supplements, other modifications or agreements are agreed (provided, that the existence and/or amount of fees, pricing terms, pricing caps, “market flex” provisions, and other economic terms and commercially sensitive information set forth therein or in any fee letter may be redacted). In such event, the term “Debt Financing” as used in this Agreement shall be deemed to include any Alternative Financing (and consequently the term “Financing” shall include the Equity Financing and the Alternative Financing), and the term “Debt Commitment Letter” as used in this Agreement shall be deemed to include the commitment letter with respect to such Alternative Financing (and consequently the term “Commitment Letters” shall include the Equity Commitment Letter and the commitment letter with respect to such Alternative Financing). Parent shall consult with and keep the Company informed upon request on a reasonable basis and in reasonable detail of the status of Parent’s efforts to arrange the Debt Financing. Parent and Merger Sub expressly acknowledge and agree that their obligations under this Agreement, including their obligations to consummate the Merger, are not subject to, or conditioned on, Parent’s or Merger Sub’s receipt of financing.

Section 6.18 Termination of Company Indebtedness.

(a) At least one (1) Business Day prior to Closing, the Company shall deliver to Parent, (i) executed copies of customary payoff letters (“Payoff Letters”), drafts of which will be provided to Parent by the Company no later than two (2) Business Days prior to the Closing Date, from the agent, lenders and/or creditors for the existing Indebtedness under the Company Credit Agreement and Receivables Securitization Agreements and, at Parent’s request, Receivables Factoring Agreement, which payoff letters shall (A) provide for the payment in full of the total amount of outstanding Indebtedness due to such agent, lender and/or creditor as of the Closing (including accrued interest and any termination fees, prepayment fees, breakage costs, premiums, make-whole payments or penalties or other amounts due as a result of the consummation of the Transactions), (B) release any Liens and any guarantee obligations related to such Indebtedness and (C) be in form and substance reasonably satisfactory to Parent, (ii) any termination statements or other releases as may be reasonably required to evidence the satisfaction of such Indebtedness and the release of associated Liens contemplated thereby, along with any documents and notices reasonably requested by Parent relating to the prepayment, termination or redemption (within the time periods required by the relevant governing agreement) of such Indebtedness and (iii) releases of security interests and liens with respect to Company IP in form and substance necessary for the recordation in the United States Patent and Trademark Office, United States Copyright Office, or any other similar domestic or foreign office, department, or agency (in each case, in a form reasonably satisfactory to Parent).

(b) Contemporaneously with the Closing, Parent shall pay (or cause to be paid) to the lenders under the Company Credit Agreement the amount specified in the Payoff Letter with respect thereto (including after giving effect to any per diem amount specified therein, to the extent applicable) in cash in immediately available funds to the bank account(s) specified therein to discharge all obligations of the Acquired Companies outstanding under the Company Credit Agreement and to terminate the commitments thereunder.

(c) Prior to the Closing Date, the Company shall, with respect to the Existing Indentures requested by Parent, (i) issue or cause to be issued one or more notices of optional redemption or similar notices (each of which shall provide that the redemption of the notes shall be contingent upon the Closing) in respect of the then-outstanding notes under each of the Existing

Indentures pursuant to the requisite provisions of such Existing Indenture and (ii) take such other actions as it determines to be necessary or advisable (or that Parent reasonably requests) to facilitate redemption of such notes at the Closing, including, but not limited to, the delivery, taking or making of all required documents, actions or payments (other than the deposit of funds in accordance with this paragraph) under each of the Existing Indentures to effect the redemption of the notes under such Existing Indenture and/or the satisfaction and discharge or defeasance of each of the Existing Indentures pursuant to the requisite provisions of such Existing Indenture; provided that, in no event shall this Section 6.18(c) require the Company or any of its Subsidiaries to cause any redemption or termination of the notes or such Existing Indenture prior to the occurrence of the Closing (or, if the redemption cannot be effected on the Closing Date in compliance with the applicable Existing Indenture, then the earliest date possible after the Closing Date in compliance with such Existing Indenture) (such notice and redemption documents, together with the Payoff Letters above, the “Payoff Documents”). At the Closing, Parent shall deposit (or shall cause to be deposited) with a trustee under each of the Existing Indentures the amount of funds required to effect such redemption (which amount, for the avoidance of doubt, shall constitute Indebtedness). The Company shall further deliver to Parent such trustee’s acknowledgement of satisfaction and discharge or defeasance and release of any liens securing such Existing Indenture, in each case in a form and substance reasonably satisfactory to Parent, and each executed by or on behalf of the holders of the then outstanding notes under such Existing Indenture by such trustee or agent therefor. Any notices delivered pursuant to this Section 6.18(c) and other related documents prepared by or on behalf of the Company in connection therewith shall be subject to the prior review of, and opportunity for comment by, Parent and its counsel, and the Company shall consider in good faith any comments provided by Parent or its counsel. Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required pursuant to this Section 6.18(c) to execute and deliver any document or instrument (or cause any document or instrument to be executed or delivered) not conditioned on or delivered substantially concurrently with the occurrence of the Closing.

(d) Between the date of this Agreement and the Closing Date, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives (including legal and accounting representatives) to, with respect to the 2033 Notes and the 2033 Indenture:

(i) if requested by Parent, the Company shall, with respect to the 2033 Notes and the 2033 Indenture, commence a consent solicitation with respect to the 2033 Notes to seek to obtain the requisite consents from holders of the 2033 Notes needed to amend, eliminate or waive certain sections of the 2033 Indenture specified by Parent (a “2033 Notes Consent Solicitation”) on such terms and conditions, including with respect to consent fees, that are proposed by Parent on such terms and conditions, including with respect to consent fees, that are proposed by Parent; provided that (x) Parent shall be responsible for preparation of the 2033 Notes Consent Solicitation Documents (as defined below) and (y) Parent shall consult with the Company and afford the Company a reasonable opportunity to review and comment on the necessary consent solicitation statement, supplemental indenture and other related documents in connection with such 2033 Notes Consent Solicitation and Parent will give reasonable consideration to the comments, if any, raised by the Company (the “2033 Notes Consent Solicitation Documents”). The Company shall provide, and use its best reasonable efforts to cause its Representatives to provide, all cooperation reasonably requested by Parent in connection with the 2033 Notes Consent

Solicitation, including appointing a solicitation agent selected by Parent. The Company shall waive any of the conditions to the 2033 Notes Consent Solicitation as may be reasonably requested by Parent (other than the condition that any proposed amendments set forth therein shall not become operative until the Closing), so long as such waivers would not cause the 2033 Notes Consent Solicitation to violate applicable Law, and to not, without the prior written consent of Parent, waive any condition to the 2033 Notes Consent Solicitation or make any material change, amendment or modification to the terms and conditions of any 2033 Notes Consent Solicitation other than as directed by Parent. Promptly following the expiration of a 2033 Notes Consent Solicitation, assuming the requisite consent from the holders of the 2033 Notes (including from Persons holding proxies from such holders) has been received and certified by the solicitation agent, the Company shall cause an appropriate supplemental indenture (the “2023 Notes Supplemental Indenture”) to become effective providing for the amendments of the 2033 Indenture contemplated in the 2033 Notes Consent Solicitation Documents; provided, however, that notwithstanding the fact that a 2033 Notes Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative until the Closing. The form and substance of the 2033 Notes Supplemental Indenture shall be reasonably satisfactory to Parent;

(ii) if requested by Parent, the Company shall commence a tender offer and/or an exchange offer as specified by Parent, with respect to all of the outstanding 2033 Notes, on such terms and conditions, including pricing terms, that are proposed, from time to time, by Parent (the “2033 Notes Offer”); provided that (i) Parent shall be responsible for preparation of the 2033 Notes Offer Documents (as defined below) and (ii) Parent shall consult with the Company and afford the Company a reasonable opportunity to review and comment on the necessary registration statement, offering document, offer to purchase, related letter of transmittal, supplemental indenture, to the extent applicable, and other related documents in connection with such 2033 Notes Offer and Parent will give reasonable consideration to the comments, if any, raised by the Company (the “2033 Notes Offer Documents”) and the material terms and conditions of the 2033 Notes Offer. The terms and conditions specified by Parent for the 2033 Notes Offer shall be in compliance with the 2033 Indenture and any applicable Laws. The closing of a 2033 Notes Offer, if any, shall be expressly conditioned on the occurrence of the Closing, and, in accordance with the terms of the 2033 Notes Offer, the Company shall accept for purchase, and purchase, the 2033 Notes validly tendered and not validly withdrawn in the 2033 Notes Offer (provided that the proposed amendments to the 2033 Indenture set forth in any 2033 Notes Offer Document may not become effective unless and until the Closing has occurred). The Company shall provide, and use its reasonable best efforts to cause its Representatives to provide, all cooperation reasonably requested by Parent in connection with the 2033 Notes Offer, including appointing a dealer manager selected by Parent. Any 2033 Notes Offer shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, including, as applicable, Rule 14e-1 and the TIA, any other applicable Law, it being understood that the Company shall not be required to take any action that does not comply with such applicable Law. As applicable, the Company shall waive any of the conditions to a 2033 Notes Offer as may be reasonably requested by Parent (other than the condition that a 2033 Notes Offer is conditioned on the Closing occurring), so long as such waivers would not cause a 2033 Notes Offer to violate the Securities Act, the Exchange Act, the TIA or any other applicable Law, and to not, without the prior written consent of Parent, waive any condition to a 2033 Notes Offer or make any material change, amendment or modification to the terms and conditions of a 2033 Notes Offer (including any extension thereof) other than as directed by Parent;

(iii) if requested by Parent, cause the Company and any other applicable Subsidiary to (x) enter into a supplemental indenture, any security arrangements (including any pledge and security documents, collateral trust agreement, intercreditor agreement and other customary security documents) and other related documents (the “2033 Notes Security Documents”) as contemplated by Section 1009 of the 2033 Indenture in order for the 2033 Notes to be secured “equally and ratably” with the security interest that will secure all or any portion of the Debt Financing and (y) perform any actions as required by the trustee under the 2033 Indenture in order for the trustee under the 2033 Indenture to enter into any 2033 Notes Security Documents; provided that Parent shall be responsible for preparation of the 2033 Notes Security Documents; provided, further, that the effectiveness of any such documents or instruments shall be expressly conditioned on the Closing.

(e) For the avoidance of doubt, (i) no consent fees or other fees shall be payable by the Company in connection with any transaction contemplated by Section 6.18(d) (except to the extent subject to an indemnity set forth in the first sentence of Section 6.16(c)) and (ii) in no event shall the success or lack thereof of any transaction contemplated by Section 6.18(d) impact Parent’s obligation with respect to Closing. If any of the transactions contemplated by Section 6.18(d) have not been completed, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Merger.

Section 6.19 Resignations. At the written request of Parent, the Company shall cause any director or officer of the Company or any of the Company’s Subsidiaries to resign in such capacity, with such resignations to be effective as of the Effective Time.

Section 6.20 Repatriation and Marketable Securities. The Company will use its commercially reasonable efforts (in each case to the extent and in the manner reasonably requested in writing by Parent) to cause the Acquired Companies to (x) distribute or transfer or cause to be distributed or transferred (including through loans, prepayments of obligations or the repayment of intercompany obligations) to the Company immediately before the Closing any cash balances held by any Subsidiaries of the Company and (y) sell or convert into unrestricted cash, or cause the sale or conversion into unrestricted cash of, any marketable or liquid securities held by any of the Acquired Companies, including so as to permit the net proceeds of such conversion sale to be used by or at the direction of the Parent as a potential partial source for the payments contemplated by this Agreement; provided, however, that no distribution, transfer or conversion will be required to be made (i) to the extent such distribution, transfer or conversion would (A) be subject to withholding or other Taxes in advance of the Effective Time or (B) violate applicable Law or any minimum cash balance or capital surplus requirements applicable to such Subsidiaries of the Company and (ii) unless and until all of the conditions to the Closing set forth in Section 7.01 and Section 7.02 have been satisfied or waived (other than those conditions which by their nature are to be satisfied by actions taken at the Closing, but which would be satisfied if the Closing were to occur as of such time). Parent agrees that the indemnity set forth in Section 6.16(c) shall apply to any actions taken at the express request of Parent pursuant to this Section 6.20, mutatis mutandis.

ARTICLE VII.

CONDITIONS TO THE TRANSACTION

Section 7.01 Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or written waiver by all parties, if permissible under Applicable Law) at the Closing of each of the following conditions:

(a) Required Company Stockholder Approval. The Required Company Stockholder Approval shall have been obtained.

(b) Regulatory Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated and (ii) the clearances, approvals and consents required to be obtained under the Antitrust Laws, the Foreign Investment Laws or other Applicable Laws set forth on Section 7.01 of the Company Disclosure Letter hereto shall have been obtained and shall be in full force and effect.

(c) No Injunction. The consummation of the Merger shall not then be enjoined or prohibited by any Applicable Law, order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of any Governmental Authority.

Section 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or waiver by each of Parent and Merger Sub, if permissible under Applicable Law), at the Closing, of the following further conditions:

(a) Representations and Warranties.

(i) The representations and warranties made by the Company in Section 4.07(i) shall be true and correct in all respects as of the Closing Date as if made on the Closing Date;

(ii) Each of the representations and warranties made by the Company in Sections 4.05(a), (b), (c) and (e) shall be true and correct in all respects as of the Closing Date as if made on the Closing Date (except for any such representations and warranties that speak as of a particular date, which shall be true and correct as of such date), except for any de minimis inaccuracies in such representations and warranties;

(iii) Each of the representations and warranties made by the Company in Section 4.01(a), Section 4.02, Section 4.05(g), Section 4.21 and Section 4.22 (collectively, the “Company Fundamental Representations”) (x) (without giving effect to any references to any “Company Material Adverse Effect” or other “materiality” qualifications) shall be true and correct in all material respects as of the Closing Date as if made on the Closing Date, except for representations and warranties that speak as of a particular date, which shall be true and correct in all respects as of such date; and

(iv) Each of the representations and warranties made by the Company in this Agreement other than the representations and warranties in Sections 4.05(a), (b), (c) and (e), Section 4.07(i) and the Company Fundamental Representations (without giving effect to any references to any “Company Material Adverse Effect” or other “materiality” qualifications) shall be true and correct in all respects as of the Closing Date as if made on the Closing Date, in each case, (A) except for representations and warranties that speak as of a particular date, which shall be true and correct in all respects as of such date, and (B) except where the failure to be so true and correct has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Covenants. Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) Company Closing Certificate. Parent shall have received a certificate executed on behalf of the Company by its authorized representative to the effect that the conditions set forth in Sections 7.02(a), 7.02(b) and 7.02(c) have been satisfied.

Section 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company, if permissible under Applicable Law), at the Closing, of the following further conditions:

(a) Representations and Warranties. Each of the representations and warranties made by Parent and Merger Sub in this Agreement (without giving effect to any references to materiality qualifications) shall be true and correct in all respects as of the Closing Date as if made on the Closing Date, in each case (A) except for representations and warranties that speak as of a particular date, which shall be true and correct in all respects as of such date and (B) except where the failure to be so true and correct has not had and would not reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger or perform their respective obligations under this Agreement.

(b) Covenants. Each of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) Parent Closing Certificate. The Company shall have received a certificate executed on behalf of Parent by its authorized representative and to the effect that the conditions set forth in Sections 7.03(a) and 7.03(b) have been satisfied.

ARTICLE VIII.

TERMINATION

Section 8.01 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time notwithstanding receipt of the Required Company Stockholder Approval (except as expressly noted), only as follows:

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if the Closing shall not have occurred on or before 5:00 p.m. (Eastern time) on November 16, 2026 (the “End Date”), whether such date is before or after the date of the receipt of Required Company Stockholder Approval; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b) may not be exercised by any party whose failure to perform any covenant or obligation under this Agreement has been the principal cause of, or principally resulted in, the failure of the Closing to have occurred on or before the End Date;

(c) by either the Company or Parent, if any Governmental Authority shall have issued or enacted an order, decree, judgment, Applicable Law or ruling permanently enjoining, making illegal or otherwise prohibiting permanently the consummation of the Merger, and such order, decree, judgment, Applicable Law or ruling shall have become final and nonappealable;

(d) by either the Company or Parent, if (i) the Company Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s stockholders shall have voted on a proposal to adopt this Agreement and (ii) this Agreement shall not have been adopted at such meeting by the Required Company Stockholder Approval;

(e) by Parent, (i) if there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that any of the conditions specified in Section 7.02(a), Section 7.02(b) or Section 7.02(c) would not be satisfied at the Closing (a “Terminating Company Breach”), (ii) Parent shall have delivered written notice to the Company of such Terminating Company Breach, and (iii) such Terminating Company Breach is not capable of cure prior to the End Date or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to the Company and such Terminating Company Breach shall not have been cured; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(e) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements under this Agreement (and such breach has not been waived by the Company) in a manner that would result in a failure of a condition specified in Section 7.03(a) or Section 7.03(b) to be satisfied;

(f) by the Company, (i) if there is any breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement such that any of the conditions specified in Section 7.03(a) or Section 7.03(b) would not be satisfied at the Closing (a “Terminating Parent Breach”), (ii) the Company shall have delivered written notice to Parent of such Terminating Parent Breach, and (iii) such Terminating Parent Breach is not capable of cure prior to the End Date or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to Parent and such Terminating Parent Breach shall not have been cured; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(f) if the Company is then in breach of any of its representations, warranties, covenants or agreements under this Agreement (and such breach has not been waived by Parent) in a manner that would result in a failure of a condition specified in Section 7.02(a), Section 7.02(b) or Section 7.02(c) to be satisfied;

(g) by Parent, if an Adverse Recommendation Change shall have occurred;

(h) by the Company, at any time prior to the receipt of the Required Company Stockholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal; provided, that the Company has complied in all material respects with the provisions of Section 6.02 and concurrently with and as a condition to such termination pays to Parent or its designee the Company Termination Fee in accordance with Section 8.03; or

(i) by the Company, if (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than conditions which by their nature are to be satisfied by actions taken at the Closing, but which would be satisfied if the Closing were to occur as of such time) have been (and remain) satisfied, (ii) Parent shall have failed to consummate the Closing by the date the Closing should have occurred pursuant to Section 2.01, (iii) the Company has irrevocably notified Parent in writing at least three (3) Business Days prior to such termination that (A) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied or, to the extent permissible, waived (other than those conditions which by their nature are to be satisfied by actions taken at the Closing, but which would be satisfied if the Closing were to occur as of such time), (B) the Company is ready, willing and able to consummate, and will consummate, the Closing and (C) the Company intends to terminate this Agreement pursuant to this Section 8.01(i) and (iv) Parent fails to consummate the Closing within such three (3)-Business Day period following receipt of such irrevocable written notice.

(j) The party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give a written notice of such termination to the other party setting forth the basis on which such party is terminating this Agreement.

Section 8.02 Effect of Termination. Except as otherwise set forth in this Section 8.02 and Section 8.03, in the event of the valid termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company, Parent or Merger Sub, in each case subject to Section 8.03, for any fraud or intentional and willful breach of this Agreement occurring prior to such termination. In determining losses or damages recoverable upon termination by a party hereto for the other party’s breach, the parties hereto acknowledge and agree that such losses and damages shall not be limited to reimbursement of expenses or out-of-pocket costs. The provisions of Sections 6.06, Section 6.16(c), 8.02, 8.03, Article IX (other than specific performance of any obligations to consummate the Closing pursuant to Section 9.02) and the Confidentiality Agreement shall survive any termination of this Agreement.

Section 8.03 Expenses; Termination Fee.

(a) Except as set forth in Section 6.03, Section 6.16(c) and this Section 8.03, each party hereto shall bear its own expenses incurred in connection with this Agreement and the Transactions whether or not such Transactions shall be consummated, including all fees of its legal counsel, financial advisors and accountants.

(b) Company Termination Fee. If, but only if, this Agreement is validly terminated:

(i) (x) by Parent or the Company pursuant to Section 8.01(b) (End Date) (at a time when the conditions set forth in Section 7.01(b), Section 7.01(c) and Section 7.03 have been satisfied (other than conditions in Section 7.03 that are to be satisfied at the Closing, which shall be capable of being satisfied at the Closing)) or Section 8.01(d) (Failure to Obtain Stockholder Vote) or by Parent pursuant to Section 8.01(e) (Terminating Company Breach) and (y) (A) an Acquisition Proposal has been made to the Company after the date hereof and has not been fully withdrawn at least five (5) Business Days prior to (I) the date of the Company Stockholder Meeting, in the event of a termination pursuant to Section 8.01(d) (Failure to Obtain Stockholder Vote) or (II) the date of such termination, in the event of a termination pursuant to Section 8.01(e) (Terminating Company Breach), (B) such Acquisition Proposal was publicly disclosed or otherwise becomes publicly known prior to the date of the Company Stockholder Meeting (including any adjournments and postponements thereof) and (C) within twelve (12) months of the valid termination of this Agreement, the Company enters into a definitive agreement for the consummation of any Acquisition Proposal, then the Company shall pay, or cause to be paid, to Parent or its designee the Company Termination Fee within three (3) Business Days after the date on which such Acquisition Proposal is entered into (provided, however, that for purposes of this Section 8.03(b)(i)(y)(C), the references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii) by the Company pursuant to Section 8.01(h) (Superior Proposal), then the Company shall pay, or cause to be paid, to Parent or its designee the Company Termination Fee concurrently with and as a condition to such termination; and

(iii) by Parent pursuant to Section 8.01(g) (Adverse Recommendation Change) or by the Company pursuant to Section 8.01(d) (Failure to Obtain Stockholder Vote) (at a time when Parent could have terminated this Agreement pursuant to Section 8.01(g) (Adverse Recommendation Change)), then the Company shall pay, or cause to be paid, to Parent or its designee the Company Termination Fee within three (3) Business Days following such termination.

(c) Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.02, Parent’s right to receive from the Company the Company Termination Fee plus any Enforcement Costs shall, in circumstances in which the Company Termination Fee is owed and fully paid, constitute the sole and exclusive remedy of Parent and Merger Sub against (i) the Company and (ii) any of the Company’s former, current and future Affiliates, assignees, stockholders, controlling persons, directors, officers, employees, agents, attorneys and other Representatives (the Persons described in clauses (i) and (ii), collectively, the “Company Parties”)

for any breach, loss or damage suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment in full of the Company Termination Fee plus any Enforcement Costs, no Person shall have any rights or claims against the Company Parties under this Agreement or otherwise, whether at law or equity, in contract in tort or otherwise, and the Company Parties shall not have any other liability relating to or arising out of this Agreement or the Transactions. Nothing in this Section 8.03(c) shall in any way expand or be deemed or construed to expand the circumstances in which the Company or any other Company Party may be liable under this Agreement or the Transaction (including the Financing). For the avoidance of doubt, while Parent or Merger Sub may pursue both a grant of specific performance of the type contemplated by Section 9.02 and the payment of the Company Termination Fee pursuant to Section 8.03(b), as the case may be, under no circumstances shall Parent or Merger Sub be permitted or entitled to receive both a grant of specific performance of the type contemplated by Section 9.02 to cause the Closing to occur and the Company Termination Fee.

(d) Parent Termination Fee. If, but only if, this Agreement is validly terminated by the Company pursuant to a Qualifying Breach Termination or Section 8.01(i) (Financing Failure), then Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee within three (3) Business Days following such termination.

(e) Notwithstanding anything to the contrary in this Agreement (other than Section 6.16(c)), but subject to Section 9.02, the Company’s right to receive from Parent the Parent Termination Fee plus any Enforcement Costs shall, in circumstances in which the Parent Termination Fee is owed and fully paid, constitute the sole and exclusive remedy of the Company against (i) Parent, (ii) Merger Sub, (iii) any of Parent’s and Merger Sub’s former, current and future Affiliates, assignees, stockholders, controlling persons, directors, officers, employees, agents, attorneys and other Representatives (the Persons described in clauses (i), (ii) and (iii), collectively, the “Parent Parties”) and (iv) any Financing Related Person, in each case for any breach, loss or damage suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Parent Termination Fee plus any Enforcement Costs, no Person shall have any rights or claims against the Parent Parties or any Financing Related Person under this Agreement or otherwise, whether at law or equity, in contract in tort or otherwise, and the Parent Parties and the Financing Related Persons shall not have any other liability relating to or arising out of this Agreement or the Transactions, except in respect of the obligations of Parent set forth in Section 6.16(c) and for claims against CD&R under the Confidentiality Agreement. For the avoidance of doubt, while the Company may pursue both a grant of specific performance of the type contemplated by Section 9.02 and the payment of the Parent Termination Fee or monetary damages pursuant to Section 8.03(d), as the case may be, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the type contemplated by Section 9.02 to cause the Closing to occur and monetary damages, including all or any portion of the Parent Termination Fee. Notwithstanding anything in this Agreement to the contrary, under no circumstances will the collective monetary damages payable by Parent, Merger Sub or any of their Affiliates for breaches under the Agreement, the Guaranty or the Equity Commitment Letter (including the Parent Termination Fee and any monetary damages for fraud or willful breach or for any other reason) exceed in the aggregate the amount of the Parent Termination Fee plus any Enforcement Costs plus any fees and expenses payable pursuant to Section 6.03 and Section 6.16(c) (the “Parent Liability Limitation”).

In no event will the Company or any of its Affiliates seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, any monetary recovery or monetary award in excess of the Parent Liability Limitation against Parent, Merger Sub, Guarantor, any Financing Related Persons or any of their respective Affiliates, and in no event will the Company or any of its Subsidiaries or any Company Party be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against any of the Parent Parties, Guarantor, any Financing Related Persons or any of their respective Affiliates for, or with respect to, this Agreement, the Guaranty, the Equity Commitment Letter, or the transactions contemplated hereby and thereby (including any breach thereof by Parent, Merger Sub or Guarantor), the termination of this Agreement, the failure to consummate any of the Transactions or any claims or actions arising out of any such breach, termination or failure. The parties further agree (in the case of the Company on behalf of itself and each Company Party) that (x) no Financing Related Person shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature and (y) no Financing Related Person will have any liability to the Company or any of its Subsidiaries or any of their respective Affiliates or representatives, (provided that nothing in this Section 8.03(e) shall limit the liabilities or obligations of a Finance Related Person under the Debt Commitment Letter and other Debt Financing Documents) in connection with this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise. Nothing in this Section 8.03(e) shall in any way expand or be deemed or construed to expand the circumstances in which Parent or any other Parent Party may be liable under this Agreement or the Transactions.

(f) Each of the Company, Parent and Merger Sub acknowledge and agree that the agreements contained in Sections 8.02 and 8.03 are an integral part of the Transactions, and that, without these agreements, neither Parent nor Merger Sub nor the Company would enter into this Agreement. The Company, Parent and Merger Sub acknowledge and agree that neither the Company Termination Fee nor the Parent Termination Fee is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub, on the one hand, and the Company, on the other hand, in the circumstances in which such fee is payable for the resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger. The parties hereto acknowledge and hereby agree that in no event shall (x) the Company be required to pay the Company Termination Fee on more than one occasion or (y) Parent be required to pay the Parent Termination Fee on more than one occasion.

(g) Any amounts payable pursuant to Section 8.03(b), Section 8.03(d) or this Section 8.03(g) shall be paid by wire transfer of same day funds in accordance with this Section 8.03 to an account designated in writing by Parent or the Company, as applicable. If the Company or Parent, as applicable, fails to pay when due any amount payable under Section 8.03(b) or Section 8.03(d), as applicable, and in order to collect such amount, Parent or the Company, as applicable, commences a suit that results in a judgment against the Company for the Company Termination Fee or Parent for the Parent Termination Fee, as applicable, then such party shall reimburse the other for all reasonable, documented out-of-pocket costs and expenses (including fees and disbursements of counsel) incurred in connection with such suit (collectively, the “Enforcement Costs”) in an amount not to exceed $10,000,000.

ARTICLE IX.

MISCELLANEOUS

Section 9.01 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the U.S. mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by nationally recognized overnight delivery service, or (iv) when delivered by email (provided that no “bounce back” or similar message of non-delivery is concurrently received with respect thereto), addressed as follows:

if to Parent or Merger Sub, to:

c/o Clayton, Dubilier & Rice, LLC

357 Park Avenue, 18th Floor

New York, NY 10152

Attention:	Nathan K. Sleeper

Robert C. Volpe

Jared Davis

Kirsten Colwell

Email:	***

***

***

***

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

333 West Wolf Point Plaza

Chicago, IL 60654

Attention:	Richard J. Campbell, P.C.

Kyle P. Elder, P.C.

Brett R. Nelson

Email:	richard.campbell@kirkland.com

kyle.elder@kirkland.com

brett.nelson@kirkland.com

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:	David Klein, P.C.

Email:	dklein@kirkland.com

if to the Company, to:

Sealed Air Corporation

2415 Cascade Pointe Blvd

Charlotte, NC 28208

Attention:	Kristen Actis-Grande

Stefanie Holland

Email:	***
***

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention:	Peter Harwich

Leah Sauter

Email:	Peter.Harwich@lw.com

Leah.Sauter@lw.com

or to such other address or email address for a party as shall be specified in a notice given in accordance with this Section 9.01; provided that any notice received by facsimile transmission or electronic mail or otherwise at the addressee’s location on any Business Day after 8:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.01 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is three (3) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.01.

Section 9.02 Remedies Cumulative; Specific Performance. Subject to the final sentence of this Section 9.02, (i) the parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required of it hereunder to consummate the Transactions) and (ii) it is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding the foregoing or anything to the contrary in this Agreement, it is explicitly agreed that the right of the parties to an injunction, specific performance or other equitable remedies in connection with the Company’s enforcing Parent’s and Merger Sub’s obligations to cause the Equity Financing to be funded to fund a portion of the Required Amount or to otherwise effect the Closing shall be subject to, and in all cases contingent upon satisfaction of, the following requirements: (a) all conditions in Section 7.01 and Section 7.02 have been and remain satisfied or to the extent permissible waived (other than conditions that are to be satisfied by actions taken at the Closing, which shall be capable of being satisfied at the Closing) at the time when the Closing would have been required to occur pursuant to Section 2.01, (b) the Debt Financing has been funded in full or will be funded in full at the Closing, in each case in accordance with the Debt Commitment Letter, if the Equity Financing were funded, in each case in accordance with the terms thereof, (c) the Company has irrevocably confirmed to Parent in writing that (i) all of the conditions set forth in Section 7.01 and Section 7.03 have been satisfied or to the extent permissible irrevocably waived (other than conditions that are to be satisfied by actions taken at the Closing, which shall be capable of being satisfied at the Closing), and (ii) the Company is prepared to take, and will take, such actions required of it by this Agreement to cause the Closing to occur and (d) Parent and Merger Sub have failed to consummate the Closing prior to the third (3rd) Business Day following the delivery of such confirmation to Parent.

Section 9.03 No Survival of Representations and Warranties. The representations and warranties and covenants and agreements (to the extent such covenant or agreement contemplates or requires performance prior to the Closing) in this Agreement and in any certificate or other writing delivered pursuant hereto by any Person shall terminate at the Effective Time or, except as provided in Section 8.02, upon the valid termination of this Agreement pursuant to Section 8.01, as the case may be, except that any covenant or agreement of the parties which by its express terms contemplates performance at or after the Effective Time or after termination of this Agreement, including those contained in Section 6.07 and Section 6.10, shall survive the Effective Time or such termination, as applicable, until fully performed.

Section 9.04 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that no amendment or waiver shall be made subsequent to receipt of the Required Company Stockholder Approval which requires further approval of the stockholders of the Company pursuant to the DGCL without such further stockholder approval. Notwithstanding anything to the contrary contained herein, the Lender Protective Provisions contained in this Agreement and the related definitions (and solely as they relate to such Lender Protective Provisions, the definitions of any terms used in such Lender Protective Provisions) may not be amended, waived or otherwise modified in any manner that materially and adversely affects the Debt Financing or any Financing Related Person without the prior written consent of the Financing Sources.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 9.05 Disclosure Letter References. The parties hereto agree that any reference in a particular Section of the Company Disclosure Letter or Parent Disclosure Letter, as the case may be, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and any other representations and warranties (or covenants, as applicable) of such party that are contained in this Agreement if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenant, as applicable) is reasonably apparent on its face. The listing of any matter on a party’s Disclosure Letter shall not be deemed to constitute an admission by such party, or to otherwise imply, that any such matter is material, is required to be disclosed by such party under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in a party’s Disclosure Letter relating to any possible breach or violation by such party of any Contract or Applicable Law shall be construed as an admission or indication to any Third Party that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in a party’s Disclosure Letter be deemed or interpreted to expand the scope of such party’s representations, warranties and/or covenants set forth in this Agreement.

Section 9.06 Binding Effect; Benefit; Assignment.

(a) This Agreement shall be binding upon, inure solely to the benefit of and be enforceable by each party hereto and their respective permitted successors and assigns. Nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (i) following the Effective Time, the Indemnified Persons are intended third-party beneficiaries of, and may enforce, Section 6.07, (ii) from and after the Effective Time, the holders of shares of Company Common Stock and holders of Company Compensatory Awards shall be intended third-party beneficiaries of, and may enforce, Articles II and III to receive their respective applicable portion of the Merger Consideration subject to the terms therein, (iii) the Financing Related Persons are intended third-party beneficiaries of, and may enforce, the Lender Protective Provisions and (iv) CD&R is an express third-party beneficiary of any covenants granted herein with respect to the Confidentiality Agreement.

(b) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto by operation of Law or otherwise without the prior written consent of the other parties, except that Parent or Merger Sub may, upon prior written notice to the Company, transfer or assign its rights and/or obligations under this Agreement, in whole or from time to time in part, to one or more of their Affiliates at any time; provided, that such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder except to the extent actually performed by such transferee or assignee. Any purported assignment in violation of this Section 9.06(b) shall be null and void.

Section 9.07 Governing Law. This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of, or related to this Agreement, the Transactions, or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Notwithstanding the foregoing, each party hereto agrees (in the case of the Company on behalf of itself and each Company Party) that any Proceeding of any kind or description, whether in law or in equity, in contract, tort or otherwise, against the Financing Related Persons in any way relating to this Agreement or any of the Transactions or the Financing, including any dispute arising out of or relating in any way to the Debt Financing Documents or the performance thereof or the transactions contemplated thereby, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any conflict of laws provision thereof that would cause the application of the Laws of another jurisdiction.

Section 9.08 Jurisdiction. Each of the parties hereto hereby expressly, irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any Federal court of the United States of America sitting in Delaware, and any appellate court from any appeal thereof, in any Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Applicable Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in the Court of Chancery of the State of Delaware or such Federal court and (iv) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such Proceeding in the Court of Chancery of the State of Delaware or such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process outside the territorial jurisdiction of the courts referred to in this Section 9.08 in any such Proceeding by mailing copies thereof by registered or certified U.S. mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.01. However, nothing in this Agreement will affect the right of any party to this Agreement to serve process on the other party in any other manner permitted by law. Notwithstanding anything herein to the contrary, each of the parties hereto (in the case of the Company on behalf of itself and each Company Party) agrees (i) that any Proceeding of any kind or nature, whether at law or in equity, in contract, tort or otherwise, against a Financing Related Person in connection with this Agreement, the Financing, the Transactions, the Debt Financing Documents or the performance thereof or the transactions contemplated thereby, shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York and any appellate court thereof and each party hereto submits for itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such courts, (ii) not to bring or permit any of its Affiliates or Representatives to bring or support anyone else in bringing any such action or proceeding in any other courts, (iii) that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and (iv) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court.

Section 9.09 Waiver of Jury Trial. EACH PARTY (IN THE CASE OF THE COMPANY ON BEHALF OF ITSELF AND EACH COMPANY PARTY) ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT OR THE TRANSACTIONS, OR THE NEGOTIATION, VALIDITY OR PERFORMANCE OF THIS AGREEMENT, THE FINANCING OR CONSUMMATION OF THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE FINANCING AND DEBT FINANCING DOCUMENTS). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.09.

Section 9.10 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement and no party may raise the use of electronic transmission to deliver a signature as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 9.11 Entire Agreement. This Agreement, the Confidentiality Agreement and each of the documents, instruments and agreements contemplated by or delivered in connection with this Agreement and the Transactions, including each of the Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter, constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

Section 9.12 Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the end that the Transactions are consummated as originally contemplated to the fullest extent possible.

Section 9.13 Non-Recourse Parent Parties.

(a) In no event will the Company, whether prior to or after termination of this Agreement, seek or obtain, nor will it permit any of its Representatives to seek or obtain, nor will any Person be entitled pursuant to this Agreement to seek or obtain, any monetary recovery or monetary award against any Non-Recourse Parent Party (as defined in the Equity Commitment Letter, which excludes, for the avoidance of doubt, each Guarantor, Parent and Merger Sub) with respect to this Agreement, the Equity Commitment Letter or the Guaranty or the transactions contemplated hereby and thereby (including any breach by any Guarantor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable laws arising out of any such breach, termination or failure, other than from Parent or Merger Sub to the extent expressly provided for in this Agreement or any Person to the extent expressly provided for in the Guaranty and the Equity Commitment Letter.

(b) No Financing Related Person shall have any liability or obligation to the Company or any Company Party (whether in contract or in tort, in law or in equity or otherwise) relating to: (i) this Agreement, the Debt Financing, the Debt Financing Documents or the transactions contemplated hereunder or thereunder, (ii) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (iii) any breach or violation of this Agreement or (iv) any failure of the transactions contemplated hereunder to be consummated.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

SWORD PURCHASER, LLC

By:	/s/ Robert C. Volpe
Name: Robert C. Volpe
Title: President

SWORD MERGER SUB, INC.

By:	/s/ Robert C. Volpe
Name: Robert C. Volpe
Title: President

[Signature to Agreement and Plan of Merger]

SEALED AIR CORPORATION

By:	/s/ Dustin Semach
Name: Dustin Semach
Title: President and CEO

[Signature to Agreement and Plan of Merger]

Exhibit A

Form of Certificate of Incorporation of the Surviving Corporation

[See attached]

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SEALED AIR CORPORATION

ARTICLE ONE

The name of the corporation is Sealed Air Corporation (the “Corporation”).

ARTICLE TWO

The address of the Corporation’s registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE THREE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE FOUR

The total number of shares of capital stock that the Corporation has authority to issue is 1,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”).

ARTICLE FIVE

The Corporation is to have perpetual existence.

ARTICLE SIX

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation shall have the power to adopt, amend, make, alter or repeal the bylaws of the Corporation.

ARTICLE SEVEN

Meetings of stockholders may be held within or outside of the State of Delaware, as the bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the Corporation. Election of directors of the Corporation need not be by written ballot unless the bylaws of the Corporation so provide.

ARTICLE EIGHT

Each person who is or was or has agreed to become a director or officer of the Corporation, and each such person who is or was serving or who has agreed to serve at the request of the board of directors of the Corporation or an officer of the Corporation as an employee or agent of the Corporation or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (including the heirs, executors, administrators or estate of such person), shall be indemnified by the Corporation, in accordance with the bylaws of the Corporation, to the fullest extent permitted from time to time by the DGCL as the same exists or may hereafter be amended or any other applicable laws as presently or hereafter in effect. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person which provide for indemnification greater than or different from that provided in this ARTICLE EIGHT. Any amendment or repeal of this ARTICLE EIGHT shall not adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

ARTICLE NINE

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of a director’s duty of loyalty to the Corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper benefit. Any amendment or repeal of this ARTICLE NINE shall not adversely affect any right or protection of a director of the Corporation existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

ARTICLE TEN

The Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE ELEVEN

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE TWELVE

To the maximum extent permitted from time to time under the law of the State of Delaware, the Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its officers, directors or stockholders, other than those officers, directors or stockholders who are employees of the Corporation. No amendment or repeal of this ARTICLE TWELVE shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director, or stockholder becomes aware prior to such amendment or repeal.

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